Exhibit 99.1
壹賬通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Stock Code : 6638 NYSE: OCFT Annual Report 2023

Corporate Information 2 Financial Performance Highlights 4 Chairman’s Statement 7 Management Discussion and Analysis 13 Corporate Governance Report 21 Directors’ Report 37 Biographical Details of Directors and Senior Management 73 Independent Auditor’s Report 80 Consolidated Statements of Comprehensive Income 87 Consolidated Balance Sheets 89 Consolidated Statements of Changes in Equity 91 Consolidated Statements of Cash Flows 93 Notes to the Consolidated Financial Statements 94 Financial Summary 212 Contents

2 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Information BOARD OF DIRECTORS Executive Directors Mr. Chongfeng Shen (沈崇鋒) (Chairman and Chief Executive Officer) Ms. Rong Chen (陳蓉) (resigned on November 2, 2023) Non-executive Directors Mr. Michael Guo (郭曉濤) (appointed on November 2, 2023) Ms. Xin Fu (付欣) Mr. Wenwei Dou (竇文偉) Ms. Wenjun Wang (王文君) Mr. Min Zhu (朱敏) (resigned on November 2, 2023) Ms. Sin Yin Tan (陳心穎) (resigned on November 2, 2023) Independent Non-executive Directors Dr. Yaolin Zhang (張耀麟) Mr. Tianruo Pu (濮天若) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) AUDIT COMMITTEE Mr. Tianruo Pu (濮天若) (Chairperson) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) COMPENSATION AND NOMINATION COMMITTEE Mr. Yaolin Zhang (張耀麟) (Chairperson) Mr. Michael Guo (郭曉濤) Mr. Wing Kin Anthony Chow (周永健) COMPANY SECRETARY Mr. Tsz Fung Chan (陳梓豐) (appointed on February 23, 2024) Ms. Yanjing Jia (賈燕菁) (resigned on February 23, 2024) Ms. Wing Shan Winza Tang (鄧頴珊) (ACG HKACG) (resigned on February 23, 2024) AUTHORISED REPRESENTATIVES Mr. Chongfeng Shen (沈崇鋒) (appointed on November 2, 2023) Mr. Tsz Fung Chan (陳梓豐) (appointed on February 23, 2024) Ms. Rong Chen (陳蓉) (resigned on November 2, 2023) Ms. Wing Shan Winza Tang (鄧頴珊) (resigned on February 23, 2024) LISTING INFORMATION AND STOCK CODE The Stock Exchange of Hong Kong Limited Stock Code: 6638 New York Stock Exchange Stock Ticker: OCFT REGISTERED OFFICE IN THE CAYMAN ISLANDS Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands HEAD OFFICE 21/24F, Ping An Finance Center No. 5033 Yitian Road Futian District, Shenzhen Guangdong, PRC

ANNUAL REPORT 2023 3 Corporate Information PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong COMPANY’S WEBSITE www.ocft.com AUDITORS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F Prince’s Building Central Hong Kong HONG KONG LEGAL ADVISOR Cleary Gottlieb Steen & Hamilton (Hong Kong) 37/F, Hysan Place 500 Hennessy Road Causeway Bay Hong Kong COMPLIANCE ADVISOR Somerley Capital Limited 20th Floor, China Building 29 Queen’s Road Central Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wan Chai, Hong Kong PRINCIPAL BANK Ping An Bank Co., Ltd. Shenzhen Branch Ping An Bank Building No. 1099 Shennan Middle Road Futian District, Shenzhen PRC

Financial Performance Highlights

- Gross margin was 36.8% for the year ended December 31, 2023 as compared to 36.6% for the year ended December 31, 2022; non-IFRS gross margin[1] was 40.3% for the year ended December 31, 2023 as compared to 40.1% for the year ended December 31, 2022.

- Operating loss narrowed by 62.5% to RMB368.2 million for the year ended December 31, 2023, as compared to RMB981.6 million for the year ended December 31, 2022. Operating margin improved to -10.0% compared to -22.0% for the year ended December 31, 2022.

- Net loss attributable to shareholders narrowed by 58.4% to RMB362.7 million for the year ended December 31, 2023, as compared to RMB872.3 million for the year ended December 31, 2022. Net margin to shareholders improved to -9.9% for the year ended December 31, 2023 compared to -19.5% for the year ended December 31, 2022.

- Net loss per ordinary share, basic and diluted, was RMB-0.33 for the year ended December 31, 2023 as compared to RMB-0.80 for the year ended December 31, 2022. Net loss per ADS, basic and diluted, was RMB-9.99 for the year ended December 31, 2023 as compared to RMB-23.90 for the year ended December 31, 2022.

In RMB'000, except percentages and per ADS amounts	Year Ended December 31, 2023	2022	YoY
Revenue			
Revenue from Ping An Group	**2,091,039**	2,526,682	-17.2%
Revenue from Lufax	**269,073**	459,419	-41.4%
Revenue from third-party customers[2]	**1,307,396**	1,477,901	-11.5%
Total	**3,667,508**	4,464,002	-17.8%
Gross profit	**1,349,405**	1,635,016	
Gross margin	**36.8%**	36.6%	
Non-IFRS gross margin[1]	**40.3%**	40.1%	
Operating loss	**(368,212)**	(981,563)	
Operating margin	**-10.0%**	-22.0%	
Net loss to shareholders	**(362,715)**	(872,274)	
Net margin to shareholders	**-9.9%**	-19.5%	
Net loss per ADS[3], basic and diluted	**(9.99)**	(23.90)	

Notes:

1 For more details on this non-IFRS financial measure, please see the section headed "Use of Unaudited Non-IFRS Financial Measures".

2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company's diversification strategy.

3 In RMB. Each American Depositary Share ("**ADS**") represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares (the "**Ratio Change**"). Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this Annual Report.

4 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 5 Financial Performance Highlights Use of Unaudited Non-IFRS Financial Measures The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

6 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights The table below sets forth an unaudited reconciliation of IFRS and non-IFRS results for the periods indicated: Year ended December 31, 2023 2022 (Unaudited) (Unaudited) RMB’000 RMB’000 Gross profit 1,349,405 1,635,016 Gross margin 36.8% 36.6% Non-IFRS adjustment – Amortization of intangible assets recognized in cost of revenue 118,359 152,837 – Depreciation of property and equipment recognized in cost of revenue 6,747 2,750 – Share-based compensation expenses recognized in cost of revenue 3,233 – Non-IFRS Gross profit 1,477,744 1,790,603 Non-IFRS Gross margin 40.3% 40.1%

ANNUAL REPORT 2023 7 Chairman’s Statement Business Review We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. In February 2023, the “Plan for the Overall Layout of Building a Digital China (《數字中國建設整體佈局規劃》) (the “Digital Development Plan”) was released by Chinese government. According to the Digital Development Plan, building a digital China is important for the advancement of Chinese modernization in the digital era, and provides solid support for the development of new advantages in the country’s competitiveness. The Digital Development Plan includes support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector. Financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment in this regard. China’s digital economy is expected to surpass RMB60 trillion ($8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology. In 2023, we continued to improve our operations, significantly reduced losses and remained well-funded. Our total revenue decreased by 17.8% year-over-year to RMB3,667.5 million. Nonetheless, our net loss attributable to shareholders narrowed by 58.4% year-over-year to RMB362.7 million. The number of premium-plus customers1 decreased year-over-year to 208 from 221 for the same period in 2022, primarily driven by fewer customers in digital banking segment due to slower-than-expected recovery of banking activities. Nonetheless, we continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets. Digital Banking Our digital banking offers a wide array of solutions to cater to the digital transformation needs of financial institutions in the banking industry. These solutions comprise digital retail banking, digital credit management, and digital operation solutions and are based on our “business + technology” solutions to assist banks to drive growth, curtail operational risks, enhance management efficiency and accomplish high-quality development. By utilizing these comprehensive solutions, banks can augment their overall digital capabilities and offer superior outcomes to their customers. Digital retail banking solutions are designed to align with the latest development trends of the retail banking sector, providing solutions to banks with a customer-centric approach and offering digital transformation consulting services and system solutions related to customer management, product management and channel management to bank customers. Our digital transformation consulting services help banks in formulating a retail digital transformation development blueprint. By leveraging products such as Marketing Management Platform and Wealth Management Platform, we employ digital means to help banks achieve more precise customer marketing, better meet the asset allocation needs of high-net-worth customers, and reach customers more quickly and efficiently. This, in turn, enables high-value growth in retail business. 1 The number of premium-plus customers is the number of institutional customers contributing at least RMB1 million to the Group’s annual revenue, excluding Ping An Group.

8 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Chairman’s Statement The digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, online credit business system and accompanying operation service solutions. This solution is specifically tailored for corporate credit and small and medium-sized enterprise (“SME”) credit business scenarios, providing bank customers with a management system that covers the entire product and process of credit business, and is designed to assist banks in improving their credit management efficiency. By leveraging cutting-edge technologies such as AI, big data analytics and intelligent algorithms, we help banks establish scenario-based rule models at various stages of their credit operations. This enables banks to accurately identify risk signals, achieve proactive risk prediction and early warning and significantly enhance their active risk control capabilities. Additionally, we assist banks in building online inclusive credit business systems and provide supporting marketing systems for financial products, both internally and externally, to enhance the bank’s customer acquisition capabilities. Our suite of digital operation solutions has been specifically designed to cater to the needs of bank management departments. Our comprehensive range of management solutions includes business analysis, asset-liability management, pricing management, capital management, cost management, risk management, performance management, and compliance management. These solutions are aimed at helping banks formulate effective development strategies, gain insights into their current operational status, accurately measure costs, allocate resources efficiently, strengthen performance appraisals, mitigate compliance risks, and build a “super brain” for management, allowing for precise and intelligent decision-making. Additionally, we specialize in developing digital financial services and intelligent financial regulatory platforms for governmental and regulatory agencies, with the aim of promoting financial inclusivity and optimizing risk prevention and control in financial markets. In 2023, we have made significant strides in promoting product upgrades and iterations in an orderly manner. Our digital retail banking, digital credit management and digital operation solutions products have undergone further enrichment in terms of application scenarios, algorithm models, system compatibility, and architectural optimization. Our efforts have been directed towards enhancing the customer experience, improving application effectiveness, and strengthening our overall capabilities. • Evolving information technology innovation process. We lead the industry in our information technology (“IT”) capabilities, with our proprietary intelligent and decision-making product “Super Brain” receiving multiple new information technology innovation certifications, and is adaptable to the mainstream databases and middleware available in the market. The “Super Brain” IT innovation solution has been implemented in 18 information technology upgrading projects of large-scale state-owned banks, joint-stock banks, urban and rural commercial banks. It has provided robust support to numerous banks in various areas such as business decision-making, capital pricing, asset and liability management, and more. • High recognition on product capabilities. Our digital banking solutions have been widely recognized for their outstanding capabilities and have consistently gained market acceptance. In 2023, we have been awarded multiple important market awards, including being awarded the second prize for the “Financial Technology Development Award” by the People’s Bank of China for our “Financial Data Privacy Computing Platform,” standing out from nearly 500 participating projects, in collaboration with Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限 公司). Additionally, our intelligent financial risk early warning system was awarded the first prize for the Guangdong

ANNUAL REPORT 2023 9 Chairman’s Statement Provincial Science and Technology Progress Award in 2022. Our inclusive finance digital credit platform won the Banker’s 2023 Excellent Case of Inclusive Financial Technology Innovation in 2023, while our intelligent credit integrated platform was awarded the Best Supplier Award for Financial Technology in the Yangtze River Delta in 2022. • Constant acquisition of benchmark customers. In 2023, the adoption of digital banking solutions among top bank customers has continued to expand, with new project collaborations launched with 16 policy, state-owned, and joint-stock banks. These collaborations have effectively contributed towards the vertical development of digital finance. Our digital retail banking solutions now provide customer business decision-making consulting for a joint-stock bank. Additionally, the wealth management sector has made significant breakthroughs with two banks with asset scale surpassing one trillion RMB, and is now serving an assets under management scale exceeding 1.4 trillion. Furthermore, the digital credit management system has been successfully implemented in a private bank, with a contract amount exceeding tens of millions. The digital operation solutions “Super Brain” benchmark has been successfully implemented and we have signed contracts with seven large bank customers, continuously driving intelligent banking operations. Further, in 2023, we officially launched the initial public offering (“IPO”) intelligent settlement platform developed for a certain overseas exchange, which has helped the exchange significantly improve market efficiency, effectively reduce market risks, and enter into a new era of IPO digitization. Digital Insurance In digital insurance, our solution helps insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent property and casualty insurance solution and our intelligent life insurance solution. Our intelligent property and casualty insurance solution helps insurers lower costs, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to digitize and automate the entire claim-processing procedure – claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. In 2023, we expanded our product line from auto claim to auto underwriting, and launched an end-to-end auto insurance solution which is comprised of claim settlement, underwriting, and service. Meanwhile, our solution scope extended from auto insurance to other property and casualty insurance fields for the first time, whereby we established new collaboration with a leading joint venture property insurance company. Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. On March 23, 2023, with Fintech solutions stemmed from large scale business use cases, we entered into an all-round strategic collaboration with Old Mutual Limited (“Old Mutual”), a well-known insurer globally established for more than 179 years, to propel the digital transformation of life insurance business by leveraging both parties’ deep technology expertise and extensive localization experience in financial markets. With digital transformation a priority of Old Mutual’s customer-centric strategy, Old Mutual has been on a multi-year journey towards embedding digitalization across their operations. Our “Omni-channel Agent Solution” promotes the conversion of potential customers effectively and enables the improvement of quality and efficiency and acceleration of digitalization in various areas such as recruitment, training, business expansion, customer service, etc.

10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Chairman’s Statement In early December 2023, Mr. Chongfeng Shen, the Chairman of the Board and Chief Executive Officer of the Company and Mr. Jie Li, the chief technology officer of our Company, attended the annual board meeting of Old Mutual, and shared experience and exchanged thoughts on integrated financial services and other issues in-depth. Through the strategic partnership with Old Mutual, we have achieved sound results in expanding our market share in South Africa. Such collaboration would bring a new digitalization experience for South African insurance agents, and accelerate both parties’ cooperation and development in the digitalization era. Going forward, we will continue to leverage our advanced technology in digital finance, innovative ideas and our experience in digital insurance transformation combined with the 30-plus years of experience and technological innovations of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries (“Ping An Group”), to create more high quality solutions applicable to the South African market for Old Mutual and other insurance companies. In 2023, OneConnect Financial Technology (HongKong) Co., Limited (“OCHK”) entered into an operation agreement with Well Link Life Insurance Company Limited (“Well Link Life”), a leading insurance company in Hong Kong, resulting in our first orders in Hong Kong insurance. Such cooperation laid a solid foundation for our expansion into the Hong Kong insurance industry, and not only demonstrated OCHK’s expertise in financial technology and market influence, but is also an endorsement of our solutions and experience by Well Link Life. As a leading life insurance company in Hong Kong, Well Link Life has been providing quality insurance products and service to its clients. Coupled with extensive life insurance solutions and experience in conducting overseas projects, we successfully entered into this cooperation with Well Link Life in only a month, by presenting our core products, “Omni-channel Agent Solution” and “Insurance Middle Office”, which are modules with powerful functions, with quick configuration and assembly of such modules and swift responses to the clients’ needs. This project redefines the sales process for life insurance agents, providing comprehensive online services for life insurance agents, thereby enhancing the service quality and overall efficiency of life insurance agents of Well Link Life. Gamma Platform Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. These include AI customer service as well as technology infrastructure, including open platform and financial cloud. In terms of AI customer service, our intelligent voice services includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs. In 2023, our intelligent voice services integrated with Gamma Platform’s visual engines such as facial OCR, as well as front-end risk control applications, to develop a new product – Digital Staff powered Face-to-face Loan Approval. This product was launched for a leading automotive financing company, not only enhancing their efficiency and reducing risks, but also improving the user experience through intelligent human-computer interaction.

ANNUAL REPORT 2023 11 Chairman’s Statement Meanwhile, our Gamma Platform made significant breakthroughs in operations and new customer acquisitions, including several new top-tier players from industries such as public service transportation and automotive. Expansion into Overseas Markets We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. In 2023, Ping An OneConnect Bank (Hong Kong) Limited’s (“PAOB”) total gross revenue increased by 37.0% year-over-year to RMB145.9 million, while its customer loans and advances increased by 18.3% year-over-year to RMB1.9 billion. For details of the share purchase agreement we entered into in November 2023 regarding the disposal of PAOB and reasons therefor, please refer to the paragraphs headed “Management Discussion & Analysis – Material Acquisitions and Disposals” below. In 2022, our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model. As of December 31, 2023, our CRA has basically completed initial data load, data cleansing and data verification of more than 60 credit providers. Meanwhile, CRA has made great progress in the development of personal credit products, SME credit platform and cross-border credit products. Our CRA is committed to building a core credit product system through unique business scenarios and data sources, and providing comprehensive credit services for financial institutions in Hong Kong. CRA is expected to fully and officially commence business in late April 2024 and will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area. We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market, focusing on digital banking solutions tailored for Southeast Asian financial institutions. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies. Taking intelligent lending platforms and core systems as flagship products, we help banks improve service efficiency and quality as well as reduce risks and costs. In 2022, we established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform. Since April 2023, we have been further deepening our cooperation with SB Finance, helping SB Finance to enhance product delivery efficiency, and reduce operational costs and downtime. This collaboration marks a significant milestone in establishing a long-term and close strategic partnership between us and SB Finance. During the year of 2023, we have expanded our overseas presence to 20 countries and territories, and covered up to 185 customers.

12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Chairman’s Statement Recent Developments On April 2, 2024 the Company completed the disposal of Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”) to Lufax Holding Ltd (“Lufax”), by transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million in cash. Upon completion, the Company ceased to hold any interest in Jin Yi Tong Limited. Accordingly, Jin Yi Tong Limited and its subsidiaries, including PAOB, have ceased to be subsidiaries of the Company and their financial results have ceased to be consolidated into the financial statements of the Group. The Company has reassessed the estimated amount of gain on disposal as of the closing date. Subject to final audit to be performed by the Company’s auditors and taking into account currency translation differences, the estimated gain on the disposal will be RMB262 million with reference to information available as of April 2, 2024. For further details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, the announcements published by the Company on January 16, April 2 and April 17, 2024. Save as disclosed above, there are no other important events that have occurred since December 31, 2023 up to the date of this Annual Report. Business Outlook Looking ahead to 2024, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration. Considering the rapid development of digital economy, financial institutions are increasingly adopting digital transformation and creating more prospects for the expansion of financial technology solutions. We remain positive for potential growth of our third-party revenue. Furthermore, we anticipate a substantial decrease in losses, which reflects our proactive efforts to improve our financial standing. For product integration, we are committed to consistently enhancing our solutions. This involves incorporating new, meticulously tested product modules that have already demonstrated their effectiveness within Ping An Group. By doing so, we aim to empower our valued customers in their digital transformation endeavors. Moreover, we will intensify our efforts to promote product standardization, optimize delivery efficiency, and offer comprehensive digital transformation services throughout the entire process, ensuring exceptional service for our customers. With regard to expanding our premium-plus customer base, we will strengthen our essential customer services while simultaneously generating sustainable revenue through single products and multi-product cross-selling. Additionally, we will expedite the expansion of new customers, including continuing to expand our overseas presence and establishing new customer relationships, to enhance our market reach and diversify our customer base. Moreover, our commitment to investing in research and development remains unwavering. We will strategically allocate resources to improve the technologies and applications used in our solutions. By integrating single-module products into more comprehensive solutions, we aim to optimize our product structure and its effectiveness. As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to extend our proven solutions, already tested in China, to underserved overseas markets where substantial demands for digital transformation are witnessed. We firmly believe that the implementation of economic stimulus measures will unquestionably invigorate China’s economy for an extended period. Nonetheless, we acknowledge that our business will necessitate some time to fully recover in the short term. In 2024, our approach will remain cautious as we prioritize augmenting revenue from third-party customers and enhancing profit margins. For and on behalf of the Board Mr. Chongfeng Shen (Chairman and Chief Executive Officer) April 23, 2024

Management Discussion and Analysis

Revenue

In RMB'000, except percentages	Year Ended December 31, 2023	2022	YoY
Technology Solution Segment[1]			
Implementation	**834,620**	861,820	-3.2%
Transaction-based and support revenue			
Business origination services	**132,112**	383,723	-65.6%
Risk management services	**320,462**	414,849	-22.8%
Operation support services	**861,056**	1,140,727	-24.5%
Cloud services platform	**1,245,952**	1,315,819	-5.3%
Post-implementation support services	**52,012**	50,983	2.0%
Others	**75,377**	189,541	-60.2%
Sub-total for transaction-based and support revenue	**2,686,971**	3,495,642	-23.1%
Sub-total	**3,521,591**	4,357,462	-19.2%
Virtual Bank Business			
Interest and commission	**145,917**	106,540	37.0%
Total	**3,667,508**	4,464,002	-17.8%

Note:

1 Intersegment eliminations and adjustments are included under technology solution segment.

Our total revenue decreased by 17.8% to RMB3,667.5 million for the year ended December 31, 2023 from RMB4,464.0 million for the corresponding period of 2022, primarily as a result of decrease in revenue from technology solution.

Technology Solution. Our revenue from technology solution decreased by 19.2% to RMB3,521.6 million for the year ended December 31, 2023 from RMB4,357.5 million for the corresponding period of 2022, primarily as a result of the decrease in revenue generated from business origination and operation support services. Revenue from implementation decreased by 3.2% to RMB834.6 million for the year ended December 31, 2023 from RMB861.8 million for the corresponding period of 2022, primarily due to the sluggish demands from new customers recovering from the pandemic impact. Revenue from business origination services decreased by 65.6% on a year-over-year basis to RMB132.1 million, primarily due to declined transaction volumes and our proactive actions of phasing out of lower value products in the digital banking segment. Revenue from risk management services decreased by 22.8% on a year-over-year basis to RMB320.5 million, mainly due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities. Revenue from operation support services decreased by 24.5% to RMB861.1 million for the year ended December 31, 2023 from RMB1,140.7 million for the corresponding period of 2022, primarily caused by reduced demand from insurance and banking customers. Revenue from cloud services platform decreased by 5.3% on a year-over-year basis to RMB1,246.0 million due to lower demand. Revenue from other services decreased by 60.2% on a year-on-year basis to RMB75.4 million due to lower demand for auto-ecosystem related services.

ANNUAL REPORT 2023 13

Management Discussion and Analysis

Virtual Bank Business. Interest and commission revenue increased to RMB145.9 million for the year ended December 31, 2023 from RMB106.5 million for the corresponding period of 2022, primarily due to increased customer demand for loans and advances.

The following tables set forth our number of customers and their revenue contribution for the respective periods:

	For the year ended December 31,								
	2022				2023				
	Number of customers[5]	Revenue RMB	Average Revenue Per Customer	Net Expansion Rate	Number of customers[5]	Revenue RMB	US$	Average Revenue Per Customer	Net Expansion Rate
		(in millions)		(in percentage)		(in millions)			(in percentage)
Ping An Group[1]	N/A	2,526.7	2,526.7	N/A	N/A	2,091.0	294.5	2,091.0	N/A
Premium Customers[2][3]	649	1,798.4	2.8	81	599	1,404.3	197.8	2.3	66
Premium-Plus Customers[2][4]	221	1,671.6	7.6	82	208	1,288.8	181.5	6.2	64

Notes:

(1) Includes 40 and 35 legal entities in Ping An Group in 2022 and 2023, respectively. Ping An Group and its subsidiaries are treated as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd.

(2) Includes Lufax and its subsidiaries, see Note 6 to the consolidated financial statements.

(3) The net change in the number of premium customers from 2022 to 2023 was from 255 newly qualified premium customers and 305 disqualified premium customers in 2023.

(4) The net change in the number of premium-plus customers from 2022 to 2023 was from 75 newly qualified premium-plus customers and 88 disqualified premium-plus customers in 2023.

(5) Legal entities within the same corporate group are treated as one customer (to the extent the Company is aware of such relationship).

Cost of Revenue

Our cost of revenue decreased by 18.1% to RMB2,318.1 million for the year ended December 31, 2023 from RMB2,829.0 million for the corresponding period of 2022, primarily as a result of the decrease in cost of revenue of technology solution, and is generally in line with the decrease in revenue.

Technology Solution. Our cost of revenue of technology solution decreased by 21.2% to RMB2,183.9 million for the year ended December 31, 2023 from RMB2,772.3 million for the corresponding period of 2022. The decrease was primarily driven by a decrease in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs).

14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 15 Management Discussion and Analysis Virtual Bank Business. Our cost of revenue of virtual bank business increased by 136.7% to RMB134.2 million for the year ended December 31, 2023 compared with RMB56.7 million for the corresponding period of 2022, as a result of the rapid growth of our virtual bank’s banking business. Gross Profit and Gross Margin As a result of the foregoing, our gross profit decreased by 17.5% to RMB1,349.4 million for the year ended December 31, 2023 from RMB1,635.0 million for the corresponding period of 2022. Our gross margin increased to 36.8% for the year ended December 31, 2023 compared to 36.6% for the corresponding period of 2022, benefitting from on-going product standardization efforts. Our non-IFRS gross margin increased to 40.3% for the year ended December 31, 2023 compared to 40.1% for the corresponding period of 2022. Operating Expenses Research and Development Expenses Our research and development costs decreased by 32.6% to RMB955.2 million for the year ended December 31, 2023 from RMB1,417.7 million for the corresponding period of 2022, primarily due to decreased labor cost and our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. Selling and Marketing Expenses Our selling and marketing expenses decreased by 33.1% to RMB275.4 million for the year ended December 31, 2023 from RMB411.4 million for the corresponding period of 2022, mainly due to a decrease in labor cost. General and Administrative expenses Our general and administrative expenses decreased by 38.8% to RMB505.0 million for the year ended December 31, 2023 from RMB824.7 million for the corresponding period of 2022, primarily due to our on-going cost optimization efforts. Net impairment losses on financial and contract assets Our net impairment losses on financial and contract assets increased to RMB54.0 million for the year ended December 31, 2023 from RMB33.6 million for the corresponding period of 2022, primarily due to higher impairment of account receivables as a result of increased account receivables days, which in turn was mainly a result of the overall macroeconomic environment in which the Group operated in. Other Income, (Loss)/Gain – Net We incurred other income, gain-net of RMB71.9 million for the year ended December 31, 2023 compared to other income gain-net of RMB70.8 million for the corresponding period of 2022, primarily due to decreased foreign exchange losses offset by a decrease in government subsidies compared to the corresponding period of 2022.

16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Finance Income Our finance income increased by 101.1% from RMB14.7 million for the year ended December 31, 2022 to RMB29.6 million for the corresponding period in 2023, primarily due to higher average cash deposit balances. Finance Costs Our finance costs decreased by 44.8% from RMB37.2 million for the year ended December 31, 2022 to RMB20.5 million for the corresponding period in 2023, primarily due to our lower level of onshore bank borrowings. Share of Gain of Associate and Joint Venture Our share of gains of associate and joint venture decreased by 81.5% from RMB24.9 million for the year ended December 31, 2022 to RMB4.6 million for the corresponding period of 2023, primarily contributed by less profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) due to disposal activity which was completed in June 2023. Impairment charges on Associates Our impairment charges on associate for the year ended December 31, 2023 was RMB7.2 million compared with RMB11.0 million for the corresponding period of 2022, primarily due to the investment in Puhui Lixin, which was disposed of in June 2023. Loss Before Income Tax As a result of the foregoing, our loss before income tax decreased to RMB361.7 million for the year ended December 31, 2023 compared to RMB990.2 million for the corresponding period of 2022. Income Tax Expense Our income tax expense increased by 115.7% from income tax benefit of RMB62.1 million for the year ended December 31, 2022 to income tax expense of RMB9.8 million for the corresponding period in 2023, primarily due to increased taxable profits of certain subsidiaries of the Group and less deferred tax assets were recognized based on the expected taxable profits of the relevant entities. Loss for the Year As a result of the foregoing, our loss decreased to RMB371.5 million for the year ended December 31, 2023 from RMB928.0 million for the corresponding period of 2022.

ANNUAL REPORT 2023 17 Management Discussion and Analysis Cash Flow Data For the year ended December 31, 2023, our net cash used in operating activities was RMB648.5 million, net cash generated from investing activities was RMB318.6 million primarily due to our proceeds from the disposal of Puhui Lixin, which was completed in June 2023, and the sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB213.6 million primarily due to repayments of short-term borrowings and lease payments and settlement of a payable for purchase of shares held for the Company’s share incentive scheme. For the corresponding period of 2022, our net cash used in operating activities was RMB746.0 million, net cash generated from investing activities was RMB1,873.2 million and net cash used in financing activities was RMB694.1 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by our profitability. Liquidity and Capital Resources For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products and bank borrowings. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2023, we had cash and cash equivalents of RMB1,379.5 million (December 31, 2022: RMB1,907.8 million), restricted cash of RMB452.9 million (December 31, 2022: RMB343.8 million) and financial assets at fair value through profit or loss of RMB925.2 million (December 31, 2022: RMB690.6 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps. Borrowings As of December 31, 2023, we had short-term borrowings of RMB251.7 million (December 31, 2022: RMB289.1 million). We had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB395.0 million. The weighted average annual interest rate under our outstanding borrowings was 4.48% (December 31, 2022: 4.61%). None of our credit facilities contain a material financial covenant. Pledge of Assets As of December 31, 2023, among our restricted cash, RMB22.6 million were pledged for currency swaps and RMB16.4 million was pledged for business guarantees.

18 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets. Gearing Ratio As of December 31, 2023, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 10.3% (as of December 31, 2022: 11.6%). Significant Investments The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments as of December 31, 2023. Material Acquisitions and Disposals On June 12, 2023, we completed the disposal of the Group’s 40% equity interest in Puhui Lixin to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) at a consideration of RMB199.2 million. Upon the completion, we no longer held any equity interest in Puhui Lixin. The disposal of 40% equity interest in Puhui Lixin constituted a discloseable transaction and a connected transaction of the Company. Details of the disposal are set out in the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023. On November 13, 2023, we entered into a share purchase agreement with Lufax Holding Ltd (“Lufax”) and PAOB, pursuant to which we conditionally agreed to sell, and Lufax conditionally agreed to acquire PAOB through transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million. Having taken into account the current business strategy of the Group, the Directors believe that the disposal of PAOB represents a good opportunity for the Group to focus more on technology-driven products and services that require less capital, and allow the Group to deploy appropriate resources towards such technology-driven products and services. Subsequent to the Reporting Period, at an extraordinary general meeting of the Company held on January 16, 2024, the share purchase agreement and its completion thereof was approved as an ordinary resolution by independent shareholders entitled to vote at the meeting. Further details of the disposal are set out in the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcement published by the Company on January 16, 2024. Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the year ended December 31, 2023. Future Plans for Material Investments or Capital Assets We did not have detailed future plans for significant investments or capital assets as at December 31, 2023. Contingent Liabilities We had no material contingent liabilities as of December 31, 2023.

ANNUAL REPORT 2023 19 Management Discussion and Analysis Capital Expenditures and Capital Commitment Our capital expenditures were RMB37.5 million for the year ended December 31, 2023, as compared to RMB67.9 million for the year ended December 31, 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2023, we had nil capital commitment (as at December 31, 2022: Nil). Risk Management Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates. We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items. Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. Interest rate risk Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. We are exposed to interest rate risk primarily from mismatches in the interest rate profiles of assets, liabilities and capital instruments in our virtual bank business, as well as in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Employees and Remuneration As of December 31, 2023, we had a total of 2,440 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2023: Function As of December 31, 2023 Research and Development 1,359 Business Operations 301 Sales and Marketing 523 General Administration 257 Total 2,440 For the year ended December 31, 2023, our employee benefit expenses amounted to RMB1,302.8 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time. Most employees of our Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme. During the year ended December 31, 2023, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As at December 31, 2023, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

ANNUAL REPORT 2023 21 Corporate Governance Report The Board is pleased to present the Corporate Governance Report for the year ended December 31, 2023 (the “Reporting Period”). A. Corporate Governance Practices The Company is committed to achieving high standards of governance that properly protects and promotes the interests of all Shareholders and enhances corporate value and accountability. The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. We believe that such policies and procedures provide the infrastructure for enhancing the Board’s ability to implement governance and exercise proper oversight on business conduct and affairs of the Company, and can create long term value for the shareholders of the Company and is beneficial for the Group’s sustainable growth. The Company is committed to developing a positive and progressive culture that is built on its vision and values. The Company is committed to exploring innovative technology applications in financial fields and scenarios, promoting the digital transformation of the whole industry with science and technology. The Company also provides all-around learning opportunities for the employees and also enhances efficiency and services and reduces costs and risk for the customer. That enables the Company to deliver long-term sustainable growth and success and to become a world-leading financial technology company. The Company’s corporate governance practices are based on the principles and code provisions as set out in the Corporate Governance Code contained in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company has adopted the Corporate Governance Code as its own code of corporate governance. The Company has complied with all applicable code provisions during the Reporting Period, save for code provision C.2.1 as disclosed in the section headed “B. Board of Directors – Chairman and Chief Executive Officer” of this report. This report also discloses deviation by the Company from code provision C.6.2 subsequent to the Reporting Period and the considered reasons for such deviation, for further details please refer to the section headed “B. Board of Directors – Company Secretary” of this report. B. Board of Directors Board of Directors The businesses of the Company are managed and conducted by the Board. The Board is responsible for leading and controlling the Group, promoting the success of the Company by guiding and overseeing the affairs of the Group, and making decisions objectively in the best interests of the Company. The Board will regularly review the contribution required from a Director to perform his/her responsibilities to the Group, and whether the Director is spending sufficient time performing them. Each Director should also disclose to the Company in a timely manner for any change, the number and nature of offices held in public companies or organizations and other significant commitments.

22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report To oversee particular aspects of the Company’s affairs, the Board has established the Audit Committee and the Compensation and Nomination Committee. The Board has delegated to the Board committees the responsibilities as set out in their respective terms of reference. The Company has arranged appropriate insurance coverage in respect of liability arising from legal action against its Directors, and the insurance coverage is reviewed annually. Board Composition As at December 31, 2023, the Board comprised one executive Director (as the Chairman and Chief Executive Officer), four non-executive Directors and four independent non-executive Directors. Position Name Executive Director Mr. Chongfeng Shen (Chairman and Chief Executive Officer) Ms. Rong Chen (resigned on November 2, 2023) Non-executive Director Mr. Michael Guo (appointed on November 2, 2023) Ms. Xin Fu Mr. Wenwei Dou Ms. Wenjun Wang Mr. Min Zhu (resigned on November 2, 2023) Ms. Sin Yin Tan (resigned on November 2, 2023) Independent Non-executive Director Dr. Yaolin Zhang Mr. Tianruo Pu Mr. Wing Kin Anthony Chow Mr. Koon Wing Ernest Ip The biographical details of Directors are set out in the section headed “Biographical Details of Directors and Senior Management” in this Annual Report. Mr. Michael Guo, a non-executive Director appointed during the Reporting Period, confirms that he has obtained the legal advice referred to under Rule 3.09D of the Listing Rules on November 2, 2023 and understands his legal obligations as a director of a listed issuer under the Listing Rules. Independent Non-executive Directors The Board has at all times during the Reporting Period complied with the requirements of Rule 3.10(1) and (2) of the Listing Rules relating to the appointment of at least three independent non-executive Directors with at least one of whom possessing appropriate professional qualifications or accounting or related financial management expertise. The Company has also complied with Rule 3.10A of the Listing Rules relating to the appointment of independent non-executive Directors representing at least one-third of the Board. The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

ANNUAL REPORT 2023 23 Corporate Governance Report Mechanism for Directors to Obtain Independent Views and Opinions The Company has established a mechanism to ensure independent views and input are available to the Board. The Board has a majority of non-executive Directors (including independent non-executive Directors) and no less than one-third of independent non-executive Directors to ensure that there is a strong independent element on the Board. The Company has established various channels for the independent non-executive Directors to express their opinions, and secured sufficient time for Board meetings and Board Committee meetings to ensure that the Directors have sufficient time and channels to express their opinions. Directors may seek independent professional advice in performing their duties at the Company’s expense and are encouraged to access and to consult with the Company’s senior management independently. The Board will review the implementation and effectiveness of the above mechanism annually. Corporate Governance Functions The Board is responsible for performing the functions set out in code provision of the Corporate Governance Code so as to ensure the establishment of sound corporate governance practices and procedures by the Company. During the Reporting Period, the Board has: (1) considered, formulated and reviewed the Company’s policies and practices on corporate governance; (2) reviewed and monitored the training and continuous professional development of Directors and senior management; (3) reviewed and monitored the Company’s policies and practices in compliance with legal and regulatory requirements as required under the applicable requirements of the Listing Rules; (4) reviewed and monitored the Directors’ and relevant employee’s compliance with the Company code; and (5) reviewed the Company’s compliance with the Corporate Governance Code and relevant disclosure. Responsibilities of the Board and the Management The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management. Chairman and Chief Executive Officer Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman and the chief executive officer of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Re-election of Directors Code provision B.2.2 states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In accordance with the articles of association of the Company (the “Articles of Association”), one-third of the Directors for the time being shall retire from office by rotation at every annual general meeting of the Company provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years and any Director appointed by the Board or elected by the Shareholders to fill a casual vacancy or as an addition to the Board shall hold office until the first annual general meeting of the Company after such Director’s appointment and be subject to re-election at such meeting. Mr. Chongfeng Shen, Mr. Michael Guo, Ms. Wenjun Wang, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip will retire as Directors at, or hold office as Director until, the forthcoming annual general meeting of the Company and being eligible, will offer themselves for re-election at the meeting. The Company has entered into a service contract with each of the executive Directors for a term of three years and an appointment letter with each of the non-executive Directors and independent non-executive Directors for a term of three years. Directors are subject to retirement by rotation and re-election pursuant to the Articles of Association and the Listing Rules. The procedures and process of appointment, re-election and removal of Directors are set out in the Articles of Association. The Compensation and Nomination Committee is responsible for reviewing the Board composition, monitoring the appointment/re-election and succession planning of Directors. Training and Continuous Professional Development Directors Each newly appointed Director receives formal, comprehensive and tailored induction on the first occasion of his/her appointment, in order to make sure that he/she has appropriate understanding of the business and operations of the Company and is fully aware of his/her duties and responsibilities under the Listing Rules and other relevant statutory requirements. Directors are encouraged to participate in appropriate continuous professional development to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant.

ANNUAL REPORT 2023 25 Corporate Governance Report During the Reporting Period, the Company arranged internal briefings for Directors and sent reading material on relevant topics to Directors for their reference and studying, including reading materials in relation to legal and regulatory updates. The training records of the Directors during the Reporting Period are summarized as follow: Directors Type(s) of Training Note Executive Directors Mr. Chongfeng Shen A and B Ms. Rong Chen (resigned on November 2, 2023) B Non-executive Directors Mr. Michael Guo (appointed on November 2, 2023) A and B Ms. Xin Fu A and B Mr. Wenwei Dou A and B Ms. Wenjun Wang A and B Mr. Min Zhu (resigned on November 2, 2023) B Ms. Sin Yin Tan (resigned on November 2, 2023) B Independent Non-executive Directors Dr. Yaolin Zhang A and B Mr. Tianruo Pu A and B Mr. Wing Kin Anthony Chow A and B Mr. Koon Wing Ernest Ip A and B Note: Types of Training A: Attending training sessions, including but not limited to, briefings, seminars, conferences and workshops B: Reading relevant news alerts, newspapers, journals, magazines and relevant publications Company Secretary The company secretary is responsible for facilitating the Board process, as well as communications among the Board members, Shareholders and management. During the Reporting Period, Ms. Yanjing Jia (“Ms. Jia”), together with Ms. Wing Shan Winza Tang (“Ms. Tang”) of Computershare Hong Kong Investor Services Limited, which is an external service provider specializing in integrated business, corporate and investor services, were engaged by the Company as its joint company secretaries. Ms. Jia and Ms. Tang have confirmed that they have taken not less than 15 hours of relevant professional training during the Reporting Period in compliance with Rule 3.29 of the Listing Rules.

26 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Subsequent to the Reporting Period, Ms. Jia and Ms. Tang resigned as the joint company secretaries with effect from February 23, 2024. Following Ms. Jia and Ms. Tang’s resignations, Mr. Tsz Fung Chan (“Mr. Chan”) was appointed as the company secretary with effect from February 23, 2024. Mr. Chan is a fellow member of Hong Kong Institute of Certified Public Accountants and satisfies the qualification requirements under Rule 3.28 of the Listing Rules. The biographical information of Mr. Chan is set out in the section headed “Biographical Details of Directors and Senior Management” of this Annual Report, and for further details of the change of company secretary, please refer to the announcement published by the Company on February 23, 2024. Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. The appointment of Mr. Chan was dealt with by a written resolution of the Board. As Mr. Chan joined the Group since April 2019, previously serving as strategy director and project management director of the Group, and currently serving as the head of board office and head of investor relations of the Company, the Board is fully aware of the qualifications and experience of Mr. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment. Committees As at December 31, 2023, the Board has established the following committees: (i) Audit Committee and (ii) Compensation and Nomination Committee. These committees operate in accordance with their respective terms of reference established by the Board. All Board committees of the Company are established with defined written terms of reference. The terms of reference of the Board committees are posted on the websites of the Company and of the Stock Exchange and are available to Shareholders upon request. The majority of the members of each Board committee are independent non-executive Directors and the list of the chairpersons and members of each Board committee is set out under “Corporate Information” of this Annual Report. Audit Committee The Audit Committee consists of three independent non-executive Directors, namely, Mr. Tianruo Pu (chairperson of the Audit Committee), Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip. The major duties and responsibilities of the Audit Committee are set out clearly in its terms of reference, which primarily include, among other things, (i) appointing the independent auditors (subject to shareholder approval) and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors, (ii) reviewing with the independent auditors any audit problems or difficulties and management’s response, (iii) discussing the annual audited financial statements with management and the independent auditors, (iv) reviewing the adequacy and effectiveness of the accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, (v) reviewing and approving all proposed related party transactions and (vi) meeting separately and periodically with management and the independent auditors.

ANNUAL REPORT 2023 27 Corporate Governance Report The consolidated financial statements of the Group for the year ended December 31, 2023 have been reviewed by the Audit Committee and the external auditor. The Audit Committee is of the view that the consolidated financial statements of the Group for the year ended December 31, 2023 comply with the applicable accounting standards and the Listing Rules, and that sufficient disclosures have been made. During the year ended December 31, 2023, five meetings were held by the Audit Committee and the following matters, among others, have been discussed and considered: (a) reviewed the unaudited financial results for the fourth quarter of 2022, and each of the first, second, third and fourth quarters of 2023 and the relevant quarterly results announcements; (b) reviewed the unaudited interim results of the Company for the six months ended June 30, 2023; (c) reviewed the interim report of the Company for the six months ended June 30, 2023; (d) discussed with the external auditor of the Company on their review of the Company’s consolidated quarterly financial information for the fourth quarter of 2022 and each of the first, second and third quarters of 2023; (e) reviewed the Company’s related party transactions and connected transactions; (f) reviewed the Company’s internal control system and risk management system and discussed with the management on the effectiveness of these systems; (g) discussed with the external auditor of the Company on their integrated audit plan for 2023; and (h) recommended to the Board for the proposal for re-appointment of the external auditor of the Company. All members of the Audit Committee attended the meetings.

28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Compensation and Nomination Committee The Compensation and Nomination Committee consists of three members: two independent non-executive Directors, namely Mr. Yaolin Zhang (chairperson of the Compensation and Nomination Committee) and Mr. Wing Kin Anthony Chow, and one non-executive Director, namely Mr. Michael Guo. The primary duties of the Compensation and Nomination Committee include assisting the Board in (i) reviewing, recommending and approving the compensation plan, including all forms of compensation, relating to the directors, senior management and executive officers, (ii) identifying candidates qualified to become the directors, and (iii) reviewing the structure, size and composition of the Board. In particular, the Compensation and Nomination Committee is responsible for, among other things, (i) reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, (ii) considering salaries paid by comparable companies, time commitments, responsibilities and employment conditions elsewhere in the Group, (iii) selecting and recommending to the Board candidates for election by the shareholders or appointment by the Board, (iv) reviewing and monitoring the training and continuous professional development of Directors and senior management, (v) monitoring compliance with the code of business conduct and ethics, and (vi) reviewing and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules. The Compensation and Nomination Committee shall also ensure that no Director or any of his or her associates shall be involved in determining his or her own compensation. During the year ended December 31, 2023, the Compensation and Nomination Committee held one meeting for, among others, reviewing the structure, size and composition of the Board, assessing the performance and training of Directors, and reviewing and making recommendations to the Board on the compensation plan of the Company. All members of the Compensation and Nomination Committee at the time attended the meeting. During the Reporting Period, the Compensation and Nomination Committee also, among other things, reviewed the terms of the Stock Incentive Plan of the Company and made recommendations to the Board on candidates for appointment by the Board. Director Nomination Policy The Company has adopted a director nomination policy which aims to render clear basis and procedures for the nomination and appointment of Directors. The Board will take into account factors such as character and integrity, qualifications, skills, experience, independence and diversity of the candidates, and whether or not the candidate is willing and able to devote adequate time to discharge duties as a member of the Board and Board committee upon receipt of the proposal of appointment of new Directors or the nomination proposal made by Shareholders at general meetings of the Company. When Directors are re-elected at general meetings, apart from the above standards, the Board will also review the overall contributions and services of retiring Directors to the Company and their level of participation and performance in the Board. The Compensation and Nomination Committee is responsible for reviewing the director nomination policy to ensure its effectiveness.

ANNUAL REPORT 2023 29 Corporate Governance Report Board Diversity Policy The Company has adopted a board diversity policy (the “Board Diversity Policy”) which sets out the objective and approach to achieve and maintain diversity of the Board in order to enhance its effectiveness. Pursuant to the Board Diversity Policy, the Board seeks to achieve its diversity through the consideration of a number of factors when selecting candidates to the Board, including but not limited to professional experience, skills, knowledge, gender, age, cultural and education background, ethnicity and length of service. The Directors have a mix of knowledge and skills, including in banking and finance, financial planning, legal and compliance, business management, business development and investments. They obtained degrees in various areas such as accounting, business administration, economics, physics, public administration, law and engineering. The ages of the Directors range from 44 to 73 years old. The Compensation and Nomination Committee is responsible for reviewing the Board Diversity Policy, monitoring the implementation of the Board Diversity Policy and reviewing the Board Diversity Policy from time to time to ensure its continued effectiveness. As at December 31, 2023, the Board comprises nine Directors, of which 22% of them are female and 78% of them are male. Having reviewed the Board Diversity Policy and the Board’s composition, the Compensation and Nomination Committee considered that the requirements of the Board Diversity Policy had been met and therefore, no measurable objective for the implementation of the Board Diversity Policy is required to be set. However, from time to time, the Compensation and Nomination Committee will monitor the Board’s composition and consider setting measurable objectives and reviewing such objectives to ensure their appropriateness and ascertain the progress made towards achieving Board diversity. As at December 31, 2023, the full-time employees of the Group (including senior management) comprise about 65% male and 35% female. The Company shall continue to ensure that there is gender diversity when recruiting staff at mid to senior management level so that the Company could develop a pipeline of potential successors to the board to continue to achieve gender diversity. Attendance of Board Meetings and Committee Meetings Pursuant to the Corporate Governance Code, board meetings should be held at least four times a year at approximately quarterly intervals. During the Reporting Period, the Board has held four meetings. Pursuant to the Corporate Governance Code, the chairman of the Board should at least annually hold meetings with independent non-executive Directors without the presence of other Directors. During the Reporting Period, the chairman of the Board has held one meeting with independent non-executive Directors in compliance with the Corporate Governance Code.

Corporate Governance Report

Details of the attendance of Directors at the Board meetings, committee meetings and the annual general meeting of the Company held during the year under review are set out below:

Number of meetings attended

Directors	General meetings	Board	Audit Committee	Compensation and Nomination Committee
Number of meetings	2	4	5	1
Executive Directors				
Mr. Chongfeng Shen	2/2	4/4	N/A	N/A
Ms. Rong Chen *(resigned on November 2, 2023)*	2/2	3/3	N/A	1/1
Non-executive Directors				
Mr. Michael Guo *(appointed on November 2, 2023)*	N/A	1/1	N/A	N/A
Ms. Xin Fu	2/2	3/4	N/A	N/A
Mr. Wenwei Dou	2/2	4/4	N/A	N/A
Ms. Wenjun Wang	2/2	4/4	N/A	N/A
Mr. Min Zhu *(resigned on November 2, 2023)*	1/2	2/3	N/A	N/A
Ms. Sin Yin Tan *(resigned on November 2, 2023)*	2/2	2/3	N/A	N/A
Independent Non-executive Directors				
Dr. Yaolin Zhang	2/2	4/4	N/A	1/1
Mr. Tianruo Pu	2/2	4/4	5/5	N/A
Mr. Wing Kin Anthony Chow	2/2	4/4	5/5	1/1
Mr. Koon Wing Ernest Ip	2/2	4/4	5/5	N/A

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors' securities transactions.

Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

No incident of non-compliance of the Model Code by the employees was noted by the Company.

30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 31 Corporate Governance Report Remuneration of Directors and Senior Management The remuneration of the Directors and senior management is paid in the form of fees, basic salaries, housing allowances, other allowances and benefits in kind, employer’s contributions to a pension scheme, share-based payments and discretionary bonuses. The remuneration payable is determined taking into account factors such as individual performance, contribution and professional ability, and having regard to the Group’s operating results and the prevailing market salary level. The remuneration for independent non-executive Directors mainly comprises directors’ fees, which is determined by the Board upon recommendation from the Compensation and Nomination Committee. Details of the remuneration of each of the Directors for the year ended December 31, 2023 are set out in Note 39 to the consolidated financial statements. None of the Directors has agreed to waive any emoluments for the year ended December 31, 2023. There were two employees other than Directors classified as senior management for the year ended December 31, 2023, for details, please refer to the section headed “Biographical Details of Directors and Senior Management” in this Annual Report. The remuneration of the senior management by band is set out below: Remuneration bands Number of employees Below RMB500,000 – RMB500,000 to RMB1,000,000 – RMB1,000,001 to RMB1,500,000 – Above RMB1,500,000 2 2 Details of the remuneration of the five highest paid individuals is set out in Note 8 of the consolidated financial statements. C. Accountability and Audit Directors’ Responsibility in respect of the Financial Statements The Board acknowledges its responsibility for preparing the accounts which seek to give a true and fair view of the state of affairs of the Company and the Group, with necessary supporting assumptions or qualifications. The Directors also ensure the timely publication of the financial statements of the Company. The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved. The Board endeavors to ensure a balanced, clear and understandable assessment of the Company’s position and prospects when the Company presents financial reports and other information to general public and regulators pursuant to the Listing Rules and other statutory requirements. The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group’s ability to continue as a going concern. Accordingly, the Board continues to prepare the financial statements on a going concern basis.

32 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Risk Management and Internal Control The Board has committed to ensuring the establishment and operation of an appropriate and effective risk management and internal control systems of the Company. The Board has continuously overseen the management in the design, implementation and monitoring of the risk management and internal control systems of the Company. The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. The systems are designed to manage rather than eliminate the risk of failing in achieving the business objectives, and can only provide a reasonable and not absolute assurance against material misstatement or loss. The Company has established an organizational structure with clear division of duties and positions as well as reporting procedures. The Audit Committee assists the Board in continuous review of the effectiveness of the Company’s risk management and internal control systems. During the Reporting Period, the management conducted an internal assessment of relevant risks faced by the Company. There is no material change in the aspect, nature and extent of the risks faced by the Company since the last review and the Company is confident of its capability to handle such risks and relevant measures have been established. The Company has adopted the risk management framework described below to address the risks faced by the Company: • The Board is the highest governance body for the enterprise risk management of the Company. The Board oversees the establishment of the Company’s enterprise risk management system, reviews and approves the enterprise risk management objectives, risk appetite, thresholds and enterprise risk management measures of the Company. • The Audit Committee reports to the Board and assumes the supervision and management responsibilities for enterprise risk management with the assistance of the internal audit department. The Audit Committee supervises the application of the enterprise risk management system and discusses with the management to ensure its effectiveness and investigates any potential or actual significant risk or irregularity within the Company. To the extent that material internal control deficiencies are identified during the course of internal audit assessments, the internal audit department directly reports this to the Audit Committee in a timely manner, exercises supervision over the implementation of rectification plans proposed by the management, and reviews the adequacy and effectiveness of the relevant rectification measures. The Audit Committee shall discuss the reported issues and its subsequent rectification, and report to the Board as necessary. • The Company has also established a risk management committee (the “RMC”), which is responsible for the policies, systems, the implementation thereof, rewards and penalties and other management functions. The RMC oversees the establishment of a enterprise risk management system, promotes the implementation of risk management objectives, risk appetite and thresholds, approves major risk management matters in light of these objectives, promotes the establishment of a standardized risk management mechanism, and supervises the development of risk management culture of the Company.

ANNUAL REPORT 2023 33 Corporate Governance Report • The strategy and investment committee, consisting of Mr. Chongfeng Shen, Mr. Michael Guo and Mr. Yaolin Zhang, is responsible for reviewing and approving investment proposals made by the strategic investment and capital markets department, including issuances or disposals of equity or debt securities and investments in, joint ventures or alliances with, or acquisitions of other companies. The strategic investment and capital markets department sources investment projects in accordance with the investment strategy, and conducts thorough pre-investment due diligence to assess the risks and potential of the investment projects. • The Company has in place an employee handbook, including work ethics and prevention mechanisms to avoid fraud, negligence and corruption, and a code of conduct approved by the management which has been distributed to all the employees. The Company provides employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. The Company has formulated a recruitment plan for the upcoming year based on the current turnover rate and the future business plan, and the Company continuously improves the recruitment process with the aid of information technology. The Company also has a rigorous background check process for the incoming employees. • The Company has adopted the whistleblowing policy pursuant to which employees, customers, suppliers and other concerned parties can report any actual or suspected misconduct, or malpractice or improprieties in any matter relating to the Group, and for such matters to be investigated and dealt with efficiently in an appropriate and transparent manner. The Board has designated the Audit Committee to receive on his behalf any such reports, to oversee the conduct of subsequent investigations, and to provide information, including recommendations arising from any investigations to Audit Committee for consideration by the Board. • The relevant risk management functions, including those at the local offices in jurisdictions where we operate, are responsible for formulating and implementing the risk management policies. The relevant departments take the lead in the day-to-day risk management related to the business operations, identify and assess potential risks, prepare risk management reports, and organize the implementation of appropriate response and treatment measures where necessary. The Directors, as supported by the Audit Committee and the Compensation and Nomination Committee, have conducted an annual review of the effectiveness of the risk management and internal control system of the Group during the year ended December 31, 2023, covering all major functions including finance, operation and compliance. Based on the review results, the Directors are of the opinion that the system is effective and sufficient, having considered the adequacy of resources, staff qualifications and experience, training programs and budget of the accounting, internal audit and financial reporting functions, the risk level of various compliance operational aspects, and the Company’s performance and reporting on environmental, social and governance. The Company has formulated a disclosure policy to provide a general guide to the directors, officers, senior management and relevant employees of the Group and the board of directors of the Company in handling confidential information, monitoring information disclosure and responding to enquiries, pursuant to applicable laws and regulations. The Company adopts a bottom-up model for the reporting of data to the board on potential inside information and/or material events. The Company has established a disclosure committee consisting of the heads of departments or business units and key investor relations staff, which is generally responsible for reporting to senior management and the board of directors of the Company, regular collection, monitoring and evaluation of potential inside information and/or material events of the Company submitted by employees at different levels, and overseeing the operational aspects of the disclosure process to ensure that the information disclosed is true, accurate and complete in all material respects and without misleading statements or major omissions. The Audit Committee shall maintain oversight of the financial statements and the management discussion and analysis or any equivalent section in the periodic reports and earnings releases of the Company. Control procedures have been implemented to limit access to, and maintain confidentiality of, inside information, and ensure that unauthorized use of inside information is strictly prohibited.

34 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Auditor and Auditors’ Remuneration The statement of the external auditors of the Company about their reporting responsibilities on the financial statements is set out in this Annual Report on pages 84 to 86. During the Reporting Period, the remuneration paid to the external auditor of the Group, being PricewaterhouseCoopers, is set out as follows: Service category Fee paid/payable for the Reporting Period (RMB’000) Audit services 17,961 Non-audit services 1,693 Total 19,654 D. Communication with Shareholders and Investors The Company has established a Shareholders’ communication policy. The policy aims at ensuring that the Company’s Shareholders and, in appropriate circumstances, the investment community at large, are timely provided with complete, equal and understandable information about the Company (including its financial performance, strategic goals and plans, material developments, corporate governance and risk profile), in order to enable Shareholders to exercise their rights in an informed manner, and to enhance the communication between the Shareholders, the investment community and the Company. The Company has reviewed the implementation and effectiveness of the above shareholder communication policy during the Reporting Period and is satisfied that the policy has been implemented effectively, having considered the availability of multiple channels of communication and engagement in place below. The Company conveys the information to the Shareholders and investors mainly through the following channels: • disclosures to the market submitted to the Stock Exchange, such as the publication of announcements, annual reports, interim reports and/or circulars as required under the Listing Rules, which are uploaded onto www.hkexnews.hk; • the Company’s investor relations website at www.ocft.com; • the holding of annual general meeting and extraordinary general meetings, if any, which may be convened for specific purposes; and • the holding of earnings conference calls from time to time.

ANNUAL REPORT 2023 35 Corporate Governance Report To facilitate the exchange of views between the Shareholders and the Board, the chairman of the Board and chairpersons of the Board committees (or their delegates (if applicable)), appropriate executive management personnel and the external auditor will attend the annual general meetings and answer the questions raised by the Shareholders. Rights of Shareholders Pursuant to Article 60(b) of the Articles of Association, one or more members holding at the date of deposit of the requisition not less than 10% of the voting rights shall be entitled to require the convening of a general meeting with a written requisition deposited at the registered office of the Company and specifying the objects of the meeting and the resolutions to the meeting agenda, and must be signed by the requisitionist. If the Board does not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said 21 calendar days. Putting Forward Proposals at General Meetings by Shareholders There is no provision allowing the Company’s shareholders to put forward new resolutions at general meetings under the Companies Law of the Cayman Islands or the Articles of Association of the Company. The Company’s shareholders who wish to put forward a resolution may request the Company to convene a general meeting following the procedures set out in the preceding sub-section. Enquiry to the Board Enquiry may be made to the Board at the principal place of business of the Company in Hong Kong at Room 2701, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. The Company will not normally deal with verbal or anonymous enquiries. Investor Relations The Company publishes on its website (www.ocft.com) the latest company news relating to the Group. The public is welcome to provide opinions and make inquiries through the Company’s website. Shareholders may also contact the Investor Relations Department of the Company from time to time to understand the information published by the Company. Shareholders may send their enquiries to OCFT_IR@ocft.com for the attention of the Investor Relations Department.

36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Shareholders should direct their enquiries about their shareholdings to the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, by sending submitting online enquiries using the link https://www-uk.computershare.com/Investor/#Contact/Enquiry?cc=hk&lang=en or calling its hotline at +852 2862 8555, or going in person to its address at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Amendments to the Constitutional Documents No changes have been made to the Articles of Association by the Company during the Reporting Period. The latest version of Articles of Association are also available on the websites of the Company and the Stock Exchange. E. DIVIDEND POLICY The Company has adopted a dividend policy pursuant to the Corporate Governance Code, subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. While deciding on the declaration or payment of any dividends and the amount of any dividends, the Board will take into account, among other things, the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If the Company pays any dividends on the Shares, we will pay those dividends which are payable in respect of the Shares underlying the ADSs to the depositary of the Company’s ADSs (the “Depositary”), as the registered holder of such Shares, and the Depositary then will pay such amounts to the ADS holders in proportion to the Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on the Shares, if any, will be paid in U.S. dollars.

ANNUAL REPORT 2023 37 Directors’ Report The Board is pleased to present this Annual Report and audited consolidated financial statements of the Group for the year ended December 31, 2023 (the “Reporting Period”). Principal Business The Company is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions, as well as digital infrastructure for financial institutions through the Gamma Platform. The shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange on July 4, 2022. Operating segment information of the Company for the Reporting Period is presented in Note 6 to the consolidated financial statements, and a list of principal subsidiaries of the Company, together with the details of their places of incorporation, principal businesses and shares in issue/registered capital, is set out in Note 1 to the consolidated financial statements. There are no substantial changes in the principal business of the Group during the Reporting Period. Results and Dividends The operating results of the Group for the year ended December 31, 2023 and the financial positions of the Company and the Group as at the same date are set out in the consolidated financial statements on pages 87 to 93 of this Annual Report. The Board does not recommend the distribution of a final dividend for the year ended December 31, 2023. Business Review Details of the business review and performance of the Group during the Reporting Period (including the description of the main risks and uncertainties facing the Group, material events affecting the Company that have occurred since the end of 2023, the key financial performance indicators and prospects) are set out in the “Chairman’s Statement” and “Management Discussion and Analysis” sections on pages 7 to 20 of this Annual Report, which form part of this report. Summary of Financial Information According to the audited consolidated financial statements and after reclassification as appropriate, the published results, assets, liabilities and net assets of the Group for the past five fiscal years is presented on page 212 “Financial Summary” section of this Annual Report. This summary does not form part of the audited consolidated financial statements. Property and Equipment Details of changes in the property and equipment of the Group during the Reporting Period are set out in Note 13 to the consolidated financial statements. Share Capital The Company had 1,169,980,653 ordinary shares in issue as at December 31, 2023. The changes in the share capital and of the Company during the year, together with the reasons therefor, are set out in Note 25 to the consolidated financial statements.

38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Pre-emptive Right There are no provisions for pre-emptive rights under the Articles of Association or the laws of Cayman Islands (the jurisdiction in which the Company was incorporated) which would oblige the Company to offer new shares on a pro rata basis to existing Shareholders. Purchase, Sale or Redemption Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the Reporting Period. Tax Relief and Exemption The Company has no knowledge of any tax relief and exemption provided to the Shareholders due to their holding of the Company’s securities. Reserves Details of movements in the reserves of the Group and the Company during the Reporting Period are set out in Note 26 to the consolidated financial statements and the consolidated statement of changes in equity, respectively. Reserves Available for Distribution The Company may pay dividends out of its share premium account and retained earnings. As at December 31, 2023, the Company did not have any distributable reserves. Major Customers and Suppliers Details of the Group’s transactions with its major suppliers and customers during the year are set out as below: For the year ended December 31, 2023, aggregating Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) and its subsidiaries (“Ping An Group”) as one customer, Ping An Group was the largest customer, accounting for approximately 57.0% of the total revenue (2022: 56.6%). The aggregate revenue generated from the five largest customers contributed approximately 67.7% of the total revenue for the year ended December 31, 2023 (2022: 69.6%). For the year ended December 31, 2023, Ping An Group was the largest supplier, accounting for approximately 56.4% of the total purchases (2022: 47.8%). The aggregate purchases from the five largest suppliers contributed approximately 69.6% of the total purchases for the year ended December 31, 2023 (2022: 57.7%). Ping An is one of the controlling shareholders. Besides Ping An Group, the five largest customers also included Lufax Holding Ltd. (“Lufax”), which was an associate of Ping An Group. Save as disclosed, none of the Directors, their respective close associates, or any Shareholder (which to the knowledge of the Directors own more than 5% of the number of issued shares of the Company) had any interest in any of the five largest customers or suppliers during the year ended December 31, 2023.

ANNUAL REPORT 2023 39 Directors’ Report Environmental Policies and Performance The Group emphasizes the importance of energy conservation and environmental protection as part of its corporate culture and encourages its employees to minimize the use of paper by promoting digitalization of documents and better use of waste paper. Further details of the Group’s environmental policies and performance are disclosed in the environmental, social and governance report of the Company for the Reporting Period which has been published on the Company’s website and the website of the Stock Exchange website in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Donations No donation has been made by the Group during the Reporting Period. Relationship with Stakeholders The Group recognizes that the interests of stakeholders are vital to the sustainable development of its business operation and is committed to maintaining effective communication with the major stakeholders, including customers and employees to enhance the relationship and cooperation for the long-term development of the Group. The Group’s customers include large and joint-stock banks, city commercial banks, small and medium-sized banks, property and casualty insurance companies, life insurance companies, financial institutions, and government agencies and regulators. Employees are considered as the most important and valuable assets of the Group. The remuneration package for employees generally includes salary and bonuses. The Group conducts periodic performance reviews for employees, and their remuneration is performance-based. Employees also receive welfare benefits including medical care, housing subsidies, pension, occupational injury insurance and other miscellaneous benefits. The Group also provides regular training to employees designed to improve staff dedication and increase staff knowledge in a number of important areas of its services, which has enhanced the productivity of employees. Compliance with Applicable Laws and Regulations As the Group mainly operates in China through its subsidiaries, it is subject to the Chinese laws and regulations relating to software and technology service, banking services, e-commerce and insurance, including but not limited to those on foreign investment, value-added telecommunication services, internet information services, mobile internet application information services, cyber security and privacy protection, blockchain, e-commerce, outsourcing services, loan facilitation, private investment funds, insurance, electronic certification service, taxation, intellectual property, labor and personnel, foreign exchange, stock incentive plans, anti-monopoly and unfair competition, M&A rules and overseas listings. Meanwhile, as a company incorporated in the Cayman Islands and listed on the NYSE and the Stock Exchange, the Company is governed by the Company Law of the Cayman Islands, the United States Securities Exchange Act of 1934, the United States Securities Act of 1933, the Hong Kong Listing Rules and the Hong Kong Securities and Futures Ordinance. During the year ended December 31, 2023, to the best knowledge of the Board, the Group does not have any incidence of non-compliance with the relevant laws and regulations that have a significant impact on the Group’s business.

40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Directors The Directors during the Reporting Period and as at the date of this Annual Report were as follows: Executive Directors: Mr. Chongfeng Shen (Chairman and Chief Executive Officer) Ms. Rong Chen (resigned on November 2, 2023) Non-executive Directors: Mr. Michael Guo (appointed on November 2, 2023) Ms. Xin Fu Mr. Wenwei Dou Ms. Wenjun Wang Mr. Min Zhu (resigned on November 2, 2023) Ms. Sin Yin Tan (resigned on November 2, 2023) Independent Non-executive Directors: Dr. Yaolin Zhang Mr. Tianruo Pu Mr. Wing Kin Anthony Chow Mr. Koon Wing Ernest Ip Biographies of Directors and Senior Management Biographical details of the Directors and the senior management of the Group are set out on pages 73 to 79 of this Annual Report. Change in Directors’ Information The changes in Directors’ information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below: – Ms. Xin Fu was appointed as a non-executive director of Ping An Healthcare and Technology Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1833), in March 2023. Save as disclosed above, there are no other changes in the Directors’ biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

ANNUAL REPORT 2023 41 Directors’ Report Independence of Independent Non-Executive Directors The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules, and the Company is of the view that such independent non-executive Directors are independent. Service Contracts of Directors None of the Directors has entered into any unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation. Directors’ Interests in Material Transactions, Arrangements and Contracts as well as Competing Business Save as disclosed in the sub-section headed “Connected Transactions and Related Party Transactions” and Note 36 to the “Related Party Transactions” of the consolidated financial statements in this Annual Report, no contracts of significance (as defined in Appendix D2 of the Listing Rules) related to the business of the Company to which the Company, its holding companies or any of its subsidiaries was a party and in which a Director or controlling shareholder of the Company had a material interest, whether directly or indirectly, subsisted at the end of 2023 or at any time during the Reporting Period. As of December 31, 2023, none of the Directors or their respective associates (as defined under the Listing Rules) has any interest in a business which competes or is likely to compete with the Group’s business under Rules 8.10(2)(b) and 8.10(2)(c) of the Listing Rules. Connected Transactions and Related Party Transactions Connected Transactions On November 24, 2022, Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”), a consolidated affiliated entity of the Company, entered into an equity transfer agreement with Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) (“Puhui Management”), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) at a consideration of RMB199.2 million by way of bank transfer, subject to the terms and conditions of the equity transfer agreement. Puhui Management is a subsidiary of Lufax, which is in turn an associate of Ping An, a controlling shareholder of the Company, and thus a connected person of the Company. The disposal would enable the Company to further concentrate on its core technology business and better utilize its financial resources. On June 12, 2023, the Group completed the disposal of the Group’s 40% equity interest in Puhui Lixin to Puhui Management at a consideration of RMB199.2 million. Upon the completion, the Group no longer held any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023.

42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report On November 13, 2023, the Company entered into a share purchase agreement with Lufax and Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”), pursuant to which the Company conditionally agreed to sell, and Lufax conditionally agreed to acquire, PAOB through transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933.0 million in cash, subject to the terms and conditions of the share purchase agreement. Lufax is an associate of Ping An, a controlling shareholder of the Company, and thus a connected person of the Company. Taking into account the business strategy of the Group, the Directors believed that the disposal represented a good opportunity for the Group to focus more on technology-driven products and services that require less capital, and allow the Group to deploy appropriate resources towards such technology-driven products and services. On April 2, 2024, the Company completed the aforementioned disposal at a consideration of HK$933.0 million in cash, and upon completion the Company ceased to hold any interest in Jin Yi Tong Limited. Accordingly, Jin Yi Tong Limited and its subsidiaries, including PAOB, have ceased to be subsidiaries of the Company and their financial results have ceased to be consolidated into the financial statements of the Group. The Company has reassessed the estimated amount of gain on disposal as of the closing date. Subject to final audit to be performed by the Company’s auditors and taking into account currency translation differences, the estimated gain on the disposal will be RMB262 million with reference to information available as of April 2, 2024. For further details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcements published by the Company on January 16, April 2 and April 17, 2024. Continuing Connected Transactions Connected Persons The table below sets forth the connected persons of the Company involved in the continuing connected transactions during the Reporting Period and the nature of their connected relationship with the Company. Connected Relationship Name Controlling shareholder and its subsidiaries and/or associates Ping An, a controlling shareholder of the Company, and its subsidiaries and/or associates, including but not limited to Shenzhen Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”) Directors and their associate Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, and their controlled entity, Urumqi Guang Feng Qi Investments Limited Partnership (烏 魯木齊廣豐旗股權投資有限合夥企業) (“Guang Feng Qi”) Non-exempt and Partially-exempt Continuing Connected Transactions As disclosed in (i) the section headed “Connected Transactions” of the listing document published by the Company on June 28, 2022 (the “Listing Document”), (ii) the announcement published by the Company on February 10, 2023 relating to the 2023 services purchasing agreement entered into with Ping An; and (iii) the announcements published by the Company on September 26, 2023 and October 9, 2023 relating to the insurance services purchasing agreement entered into with certain branches of Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司) (“Ping An Property & Casualty Branches”), a subsidiary of Ping An, the following transactions of the Group with Ping An and its subsidiaries and/or associates constituted continuing connected transactions of the Company for the Reporting Period.

ANNUAL REPORT 2023 43 Directors’ Report Continuing connected transactions Proposed annual cap for the year ended December 31, 2023 (RMB in millions) Actual transaction amount for the year ended December 31, 2023 (RMB in millions) Property Leasing Agreement Total value of right-of-use asset relating to leases with subsidiaries of Ping An 6.57 0.66 Provision of Services and Products Agreement Transaction amount to be paid by subsidiaries and associates of Ping An 3,600.00 2,394.66 Services and Products Purchasing Agreement Transaction amount to be paid by the Group to subsidiaries and associates of Ping An 2,202.11 1,425.22 Financial Services Agreement Deposit Services Maximum daily balance of deposits placed by the Group with the subsidiaries of Ping An 1,609.44 1,203.07 Interest income received by the Group from the subsidiaries of Ping An for the deposits 17.65 17.64 Loan Financing Service Maximum daily balance of loans by the Group with the subsidiaries of Ping An 500.00 – Loan interest payable by the Group on the loans to the subsidiaries of Ping An 17.50 – Wealth Management Service Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An 1,108.44 417.96 Investment income received by the Group from the subsidiaries of Ping An 18.97 13.00 Interbank Services Maximum daily balance of interbank deposits to be placed by the Group with the subsidiaries of Ping An 120.00 –

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Continuing connected transactions Proposed annual cap for the year ended December 31, 2023 (RMB in millions) Actual transaction amount for the year ended December 31, 2023 (RMB in millions) Interest income received by the Group from the subsidiaries of Ping An for the interbank deposits 1.80 – Maximum daily balance of interbank loans by the Group with the subsidiaries of Ping An 400.00 108.38 Loan interest payable by the Group on the interbank loans to the subsidiaries of Ping An 6.00 0.11 Derivative Products Services Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group with the subsidiaries of Ping An 4,000.00 1,595.35 2023 Services Purchasing Agreement Transaction amount to be paid by the Group to Ping An 3.22 3.04 Insurance Services Purchasing Agreement Transaction amount to be paid by the Group to branches of a subsidiary of Ping An 10.00 3.00

ANNUAL REPORT 2023 45 Directors’ Report 1. Property Leasing Agreement The Group entered into a property leasing agreement with certain subsidiaries of Ping An on May 18, 2022 (the “Property Leasing Agreement”), pursuant to which the Group shall lease properties (including premises sharing) from such subsidiaries of Ping An for office use. Separate agreements shall be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Agreement. The initial term of the Property Leasing Agreement commenced on the date of the Company’s listing on the Stock Exchange, being July 4, 2022 (the “Listing Date”) and will end on December 31, 2024, subject to renewal upon mutual consent by the parties. The rents payable by the Group during the lease term shall be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable location, floor area and quality made available by independent third parties. The Group shall make inquiries on and survey the rental prices offered by independent third parties for office leasing spaces of comparable location and quality, in order to determine the prevailing market rates for comparison to ensure that the rental fees payable by the Group are on normal commercial terms and are fair and reasonable and in the interest of the Shareholders. The aggregate amount of the rents to be paid to the subsidiaries of Ping An under the Property Leasing Agreement for the year ending December 31, 2023 was not expected to exceed RMB28.48 million, while the actual transaction amount was approximately RMB12.13 million. Pursuant to IFRS16, the lease of properties by the Group as lessee under the Property Leasing Agreement will be recognized as both right-of-use assets and an ongoing lease liability payable over the term of the lease. Further details of the Property Leasing Agreement are set out in the section headed “Connected Transactions” in the Listing Document. 2. Provision of Services and Products Agreement The Group entered into a provision of services and products agreement with certain subsidiaries and associates of Ping An on May 18, 2022 (the “Provision of Services and Products Agreement”), pursuant to which the Group shall provide the following services and products to such subsidiaries and associates of Ping An: (1) in terms of banking related financial technology solutions, the products and services include product design, risk management, operation-related technical services and marketing services; and (2) in terms of non-banking related financial technology solutions, the products and services include (a) insurance related technical services, which covers loss assessments, operation management and anti-fraud solutions, and (b) non-insurance related technical services, which covers product design, marketing management, risk control and operation management. Fees shall be paid to the Group by subsidiaries and associates of Ping An in respect of the provision of such services and products. The initial term of the Provision of Services and Products Agreement commenced on the Listing Date and will end on December 31, 2024, subject to renewal upon the mutual consent by the parties.

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report For each type of services and products, the services and products fees to be paid to the Group shall be determined on the basis of arm’s length negotiations between the relevant parties. In particular, for standardized products and services, the service fees charged by the Group shall be based on the transaction volume generated using the Group’s solutions or other criteria linked to the usage of its solutions by the subsidiaries and associates of Ping An, and with reference to market rates applicable to such services and products. As for custom software development or implementation services, the service fees will be determined mainly by taking into account labor costs of technical staff associated with the project, which shall be in line with market practice. Further, when determining the price for a service or product, to ensure that the terms of supplying services and products to such subsidiaries and associates of Ping An are fair and reasonable, the Group will consider a set of factors, including the comparable historical prices of the relevant services and products offered by it, transaction volumes, transaction amounts and scale of services, and purchase volumes. The Group shall also ensure the prices of its services and products offered to such subsidiaries and associates of Ping An shall not be lower than those offered by the Group to independent third parties for similar services and products. Further details of the Provision of Services and Products Agreement are set out in the section headed “Connected Transactions” in the Listing Document. 3. Services and Products Purchasing Agreement The Group entered into a services and products purchasing agreement with certain subsidiaries and associates of Ping An on May 18, 2022 (the “Services and Products Purchasing Agreement”), pursuant to which such subsidiaries and associates of Ping An shall provide certain services to the Group, including (1) technology services and products such as technology development system, information technology, core modules, information security processing services and related software and hardware facilities; (2) service solution module outsourcing services; (3) operation management services and products; (4) healthcare-related products and services; (5) rewards program products; and/or (6) other services and products. The Group shall, in return, pay service fees to the subsidiaries and associates of Ping An. The precise scope of services and products, service fee calculation, method of payment and other details of the service arrangement shall be agreed between the relevant parties separately. The initial term of the Services and Products Purchasing Agreement commenced on the Listing Date and will end on December 31, 2024, subject to renewal upon the mutual consent by the parties.

ANNUAL REPORT 2023 47 Directors’ Report The services and products fees to be paid by the Group to the subsidiaries and associates of Ping An under the Services and Products Purchasing Agreement will be determined either 1) through bidding procedures according to the internal rules and procedures of the Company, whereby the Company will compare the fees rates offered by independent third parties as well as assessing its business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the Services and Products Purchasing Agreement; or 2) if no tendering and bidding process is required under the Group’s internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by the subsidiaries and associates of Ping An to their respective independent third parties for similar services and products. The services and products fees to be paid by the Group will be determined on the basis of arm’s length negotiations between the relevant parties, which shall be in line with prevailing market rates and with reference to the applicable prices of the services and products to ensure that the terms of purchasing services and products from such subsidiaries and associates of Ping An are fair and reasonable. In addition, for certain standardized products and services offered by subsidiaries and associates of Ping An, fees payable by the Group are based on actual usage of the relevant product or services, or based on the labor costs incurred in the provision of the relevant services to the Group. For operation management or technology and system support services offered to the Group, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional entity. Further details of the Services and Products Purchasing Agreement are set out in the section headed “Connected Transactions” in the Listing Document. 4. Financial Services Agreement The Group entered into a financial services purchase agreement with certain subsidiaries of Ping An on May 18, 2022 (the “Financial Services Agreement”), pursuant to which such subsidiaries of Ping An shall provide financial services to the Group including deposit services, wealth management services, loan services, interbank services, and/or derivatives products services. For the deposit services, the Group shall deposit cash into its bank accounts at such subsidiaries of Ping An which are licensed banks, including cash generated by its daily business operations and offshore proceeds generated from its financing activities. In return, subsidiaries of Ping An pay deposit interests to the Group. The loan services provided by the subsidiaries of Ping An to the Group are guaranteed using the Group’s offshore proceeds deposited with such subsidiaries of Ping An, whereby the Group’s total deposits denominated in an offshore currency exceeds the loans advanced by the subsidiaries of Ping An. In respect of the wealth management services, the Group shall purchase wealth management products from the subsidiaries of Ping An and receive investment income in return. In respect of the interbank services, the Group shall engage in interbank deposit services and interbank loan services with such subsidiaries of Ping An. The Group shall purchase foreign exchange and interest rate derivatives products from such subsidiaries of Ping An. The initial term of the Financial Services Agreement commenced on the Listing Date and will end on December 31, 2024, subject to renewal upon the mutual consent of both parties.

48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Deposit services Interest rates for the deposits placed by the Group with the subsidiaries of Ping An shall not be lower than: (i) the interest rate published by the People’s Bank of China (“PBOC”) for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with independent third parties, which the Group shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group. Loan services Interest rates for the loans obtained by the Group from the subsidiaries of Ping An will not be less favorable than: (i) the interest rate published by the PBOC for similar loans of a similar type for the same period; (ii) the interest rate imposed by independent third parties for loans of a similar type for the same period, which the Group shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for loans of a similar type of the same period payable by the Group to independent commercial banks. Wealth management services The determination and calculation method of the investment income rates in respect of the wealth management products to be purchased from the subsidiaries of Ping An shall be the same as those offered by the subsidiaries of Ping An to all purchasers of such wealth management products (including their respective independent third party purchasers), which the Group shall obtain and compare with by conducting public inquiries through the market. The Group shall also seek offers for comparable wealth management services from independent institutions for comparison, taking into account its financial policy and needs. Interbank services Interest rates for the interbank deposits and services shall be no less favorable than (i) the interest rate published by the PBOC for similar interbank services for the same period (if applicable); or (ii) the interest rate imposed or payable by the Group in relation to independent commercial banks for similar interbank services for the same period. For interbank services involving the Group’s virtual bank business in Hong Kong, the Group shall also obtain and compare the prevailing Hong Kong Interbank Offered Rates for the same period. Derivative products services The terms of the derivative products offered by the subsidiaries of Ping An shall be the same as those offered by such subsidiaries of Ping An to all purchasers of such derivative products (including their respective independent third party purchasers). The Group shall also conduct comparisons with market data to ensure that the terms offered by the subsidiaries of Ping An are fair and reasonable. Further details of the Financial Services Agreement are set out in the section headed “Connected Transactions” in the Listing Document.

ANNUAL REPORT 2023 49 Directors’ Report 5. 2023 Services Purchasing Agreement The Group renewed the 2022 Services Purchasing Agreement as disclosed in the section headed “Connected Transactions” in the Listing Document by entering into the 2023 Services Purchasing Agreement with Ping An on February 10, 2023 (the “2023 Services Purchasing Agreement”), pursuant to which Ping An shall provide certain services to the Group, including financial service solution services, administrative services, risk control services and human resources services. The term of the 2023 Services Purchasing Agreement commenced on February 10, 2023 and has ended on December 31, 2023. The estimated service fees payable by the Group to Ping An under the 2023 Services Purchasing Agreement amount to RMB3.22 million and shall be paid quarterly in four equal instalments. The service fees payable shall be determined on a cost-plus basis, representing costs plus a mark-up rate of 5%, and taking into account factors such as the number, skill set and expertise of the personnel and other resources required for the provision of the relevant service by Ping An. Further details of the 2023 Services Purchasing Agreement are set out in the announcement published by the Company on February 10, 2023. 6. Insurance Services Purchasing Agreement The Group has previously entered into the Insurance Services Purchasing Agreement with Ping An Property & Casualty Branches (the “Insurance Services Purchasing Agreement”), pursuant to which Ping An Property & Casualty Branches provided property liability insurance services to the Group. The Insurance Services Purchasing Agreement was for a term commencing from January 1, 2023 to December 31, 2023. On September 26, 2023, the Group entered into a supplemental agreement to the Insurance Services Purchasing Agreement with Ping An Property & Casualty Branches, pursuant to which the term was extended to December 31, 2024 and the existing annual cap was revised. The services and products fees to be paid by the Group to Ping An Property & Casualty Branches under the Insurance Services Purchasing Agreement will be determined either 1) through bidding procedures according to the internal rules and procedures of the Group, whereby the Group will compare the fees rates offered by independent third parties as well as assessing its business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the Insurance Services Purchasing Agreement; or 2) if no tendering and bidding process is required under the Group’s internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by Ping An Property & Casualty Branches to their independent third parties for similar services and products. The services and products fees to be paid by the Group will be determined on the basis of arm’s length negotiations between the relevant parties, which shall be in line with prevailing market rates and with reference to the applicable prices of the services and products to ensure that the terms of purchasing services and products from Ping An Property & Casualty Branches are fair and reasonable. Further details of the Insurance Services Purchasing Agreement are set out in the announcements published by the Company on September 26, 2023 and October 9, 2023.

50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Confirmation from Independent Non-executive Directors Pursuant to Rule 14A.55 of the Listing Rules, all independent non-executive Directors have reviewed the continuing connected transactions and have confirmed that such continuing connected transactions were: (1) entered into in the ordinary and usual course of business of the Group; (2) conducted on normal commercial terms or better; and (3) carried out according to the relevant agreement governing each of the continuing connected transactions on terms that are fair and reasonable and in the interests of Shareholders and the Company as a whole. Confirmation from the Company’s Independent Auditor Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor, PricewaterhouseCoopers, was engaged to report on the Group’s continuing connected transactions. Below was set out in the letter from the auditor containing their findings and conclusions of the review in respect of the disclosed continuing connected transactions: (1) nothing has come to the auditor’s attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board; (2) as for the transactions that involve the provision of goods or services by the Group, nothing has come to the auditor’s attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group; (3) nothing has come to the auditor’s attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and (4) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to the auditor’s attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual caps as set by the Company.

ANNUAL REPORT 2023 51 Directors’ Report Non-exempt Continuing Connected Transactions – Contractual Arrangements Please refer to the sub-section headed “Contractual Arrangements” for details on contractual arrangements entered into by the Group, including a series of contractual arrangements during the Reporting Period entered into among a wholly-owned subsidiary of the Company, Shenzhen OneConnect Technology Services Co., Ltd. (深圳壹賬通科技服務有限公 司) (“Shenzhen OneConnect Technology”), Shenzhen OneConnect Smart Technology Co., Ltd. (深圳壹賬通智能科 技有限公司) (“Shenzhen OneConnect”) and its equity holders as authorized by the Group. Certain equity holders of Shenzhen OneConnect, namely Ping An Financial Technology, Guang Feng Qi, Mr. Wenwei Dou and Ms. Wenjun Wang, are connected persons of the Company. Ping An Financial Technology is a subsidiary of Ping An, one of the controlling shareholders of the Company, and is therefore an associate of Ping An. Guang Feng Qi is held as to 50% by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, and is therefore an associate of Mr. Wenwei Dou and Ms. Wenjun Wang respectively. Save as disclosed in this Annual Report, during the Reporting Period, the Company had no other connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules, and none of the related party transactions as disclosed in Note 36 to the consolidated financial statements constituted connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules during the Reporting Period. Details of related party transactions are set out in Note 36 to the consolidated financial statements. Contractual Arrangements Background to the Contractual Arrangements In order to comply with the relevant PRC laws, regulations and regulatory requirements, while availing itself of international capital markets and maintaining effective control over all of its operations, the Company gained control over (i) Shenzhen OneConnect and its subsidiaries (the “Shenzhen OneConnect Consolidated Affiliated Entities”) through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company, Shenzhen OneConnect Technology, Shenzhen OneConnect and the equity holders of Shenzhen OneConnect; and (ii) Shenzhen E-commerce Safety Certificates Administration Co., Ltd. (深圳市電子商務安全證書管理有限公司) (“Shenzhen CA”, together with Shenzhen OneConnect, the “VIEs”) and its subsidiary through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company, Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (帳通順(廣州)科技有限責任公司) (“Zhang Tong Shun”, together with Shenzhen OneConnect Technology, the “WFOEs”), Shenzhen CA and certain equity holders of Shenzhen CA (collectively, the “Contractual Arrangements”). The Contractual Arrangements relating to the Shenzhen OneConnect Consolidated Affiliated Entities currently in effect are a series of contracts entered into in September 2019. As a result, during the Reporting Period, the Company did not directly own any controlling stake in the consolidated affiliated entities.

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report During the Reporting Period, the Group operated its value-added telecommunication services, cloud services, electronic certification and related services and solutions and private investment fund business through the Contractual Arrangements, as such business operations are subject to foreign investment restriction under the applicable PRC laws, regulations and regulatory requirements as set out in the section headed “Contractual Arrangements – PRC Regulatory Background” in the Listing Document. In addition, the Company operated certain insurance intermediary services which are not subject to foreign investment restriction under the applicable PRC laws, regulations and regulatory requirements (the “Non-restricted Businesses”), and made certain non-controlling investments in its ordinary course of business through the Contractual Arrangements, as described in the section headed “Contractual Arrangements – PRC Regulatory Background” in the Listing Document. During the Reporting Period, the revenue generated from the Non-restricted Businesses accounted for 0.08% of the Group’s total revenue. As a result of these Contractual Arrangements, the Company exercises control over the operations of its consolidated affiliated entities and receives substantially all of their economic benefits and residual returns. Accordingly, the results of operations, assets and liabilities, and cash flows of the consolidated affiliated entities are consolidated into the Company’s financial statements. During the Reporting Period, the revenue contribution of the consolidated affiliated entities accounted for 88.9% of the Group’s total revenue. For details of the Contractual Arrangements, see Note 1 of the consolidated financial statements and the section headed “Contractual Arrangements” in the Listing Document. The following simplified diagram illustrates the flow of economic benefits from the consolidated affiliated entities to the Group under the Contractual Arrangements as at the latest practicable date for ascertaining certain information in this Annual Report before its publication: The Company Shenzhen OneConnect Technology (WFOE) Zhang Tong Shun (WFOE) Shenzhen OneConnect and its subsidiaries Shenzhen CA and its subsidiary Shareholders of Shenzhen OneConnect(1) Shareholders of Shenzhen CA(2) Support, technology and consulting services Support, technology and consulting services Service fees Service fees 100% 100%

ANNUAL REPORT 2023 53 Directors’ Report Notes: (1) Shenzhen OneConnect is held by Ping An Financial Technology as to 44.3%, Shanghai Jin Ning Sheng Enterprise Management Limited Partnership (上海金寧晟企業管理合夥企業(有限合夥)) (“Shanghai Jin Ning Sheng”) as to 7.4%, Shenzhen Lanxin Enterprise Management Co., Ltd. (深圳蘭炘企業管理有限公司) (“Shenzhen Lanxin”) as to 22.2% and Guang Feng Qi as to 26.2%. Ping An Financial Technology is a wholly-owned subsidiary of Ping An. Shanghai Jin Ning Sheng is held by Mr. Jie Li (李捷) and Mr. Jie Yu (喻杰) as to 70% and 30%, respectively. Shenzhen Lanxin is held by Mr. Jie Li and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of the Company, Mr. Jie Yu is the head of the human resources department of the Company, and Ms. Liang Xu was previously the head of human resources department of the Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司) (“Ping An Technology”), a subsidiary of Ping An Group. Guang Feng Qi is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each. (2) Shenzhen CA is held by Shanghai Jinlinlin Enterprise Management Partnership (Limited Partnership) (上海錦琳麟企業管理合夥企業(有限合夥)) (“Shanghai Jinlinlin”) as to 99.91%, and the remaining equity interest is owned by Shenzhen E-Commerce Certification Co., Ltd. (深圳市 政信電子商務有限公司) as to 0.05% and Shenzhen Electronic Certification Center Co., Ltd. (深圳市電子證書認證中心有限公司) as to 0.04%. Shanghai Jinlinlin is held by Mr. Jie Li and Ms. Liang Xu as to 50% each. (3) “–>” denotes direct legal and beneficial ownership in the equity interest. (4) “-->” denotes contractual relationship. Summary of Material Terms of the Contractual Arrangements 1. Shenzhen OneConnect Consolidated Affiliated Entities (a) Exclusive Business Cooperation Agreement Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect Technology or its designated party has the exclusive right to provide Shenzhen OneConnect with business support, technology and consulting services. In exchange for these services, Shenzhen OneConnect will pay Shenzhen OneConnect Technology an annual service fee, equal to Shenzhen OneConnect’s profit before tax, after recovering any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, and deducting working capital, costs, expenses, tax and other statutory contributions required for that fiscal year. Upon receiving the management accounts and operating data, Shenzhen OneConnect Technology may issue to Shenzhen OneConnect an invoice for the service fees. The parties agreed that Shenzhen OneConnect Technology may, without consent of Shenzhen OneConnect, adjust the amount and payment time of the service fees at its sole discretion, by giving Shenzhen OneConnect at least ten days prior written notice. Without the prior written consent of Shenzhen OneConnect Technology, Shenzhen OneConnect may not accept any services covered by this agreement from any third party, and may not cooperate with any third party in respect of the subject matter of this agreement.

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Shenzhen OneConnect and Shenzhen OneConnect Technology have agreed that Shenzhen OneConnect Technology will exclusively own the proprietary rights, ownership, interests and intellectual property rights produced or created in connection with the performance of this agreement. Unless mutually terminated, this agreement will remain effective for ten years, and it will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects in writing thirty days prior to this agreement’s expiry. (b) Exclusive Equity Purchase Option Agreement Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the direct and indirect equity holders of Shenzhen OneConnect (the “Shareholders of Shenzhen OneConnect”), the direct equity holders of Shenzhen OneConnect have irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase, from time to time, all or a portion of their respective equity interest in Shenzhen OneConnect. The purchase price for these equity interests will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law. This agreement also provides that within a specified period following the date of receiving the purchase price for these equity interests, the relevant direct shareholders of Shenzhen OneConnect must return all such purchase price to Shenzhen OneConnect Technology or its designee. Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have jointly and severally undertaken that it may not, or will not procure in his/her/its capacity as shareholder of Shenzhen OneConnect to, without the prior written consent of Shenzhen OneConnect Technology: (i) in any manner supplement, change or amend the articles of association and bylaws of Shenzhen OneConnect, increase or decrease its registered capital, or otherwise change its structure of registered capital; (ii) permit the sale, transfer, mortgage or otherwise disposal of the legitimate or beneficial rights and interests in assets, businesses or incomes of Shenzhen OneConnect, or permit the creation of any encumbrance over the same, except for transactions conducted by Shenzhen OneConnect in its daily business activities; (iii) cause or permit Shenzhen OneConnect to incur, succeed to, guarantee, or permit the existence of, any debts, except for debts (i) which are incurred in daily business activities other than through loans; and (ii) which have been disclosed to Shenzhen OneConnect Technology and have been approved by the same in writing;

ANNUAL REPORT 2023 55 Directors’ Report (iv) cause Shenzhen OneConnect to sign any contract with value exceeding RMB1 million, except for contracts signed in daily business activities; (v) cause Shenzhen OneConnect to provide loans, credits or any form of guarantee to any person, except for financial service transactions carried out by Shenzhen OneConnect in its daily business activities; (vi) cause or permit Shenzhen OneConnect to merge or combine with, or acquire or invest in any third party, or cause or permit Shenzhen OneConnect to sell assets with a value of more than RMB1 million; and (vii) permit Shenzhen OneConnect to distribute dividends to its shareholders in any form, but at the written request of Shenzhen OneConnect Technology, Shenzhen OneConnect shall immediately distribute all distributable profits to its shareholders. Each of the Shareholders of Shenzhen OneConnect have also jointly and severally undertaken that, among other things: (i) without the prior written consent of Shenzhen OneConnect Technology, the direct shareholders of Shenzhen OneConnect shall not require Shenzhen OneConnect to carry out dividend distribution or other forms of profit distribution with regard to the equity interest owned by them in Shenzhen OneConnect, or propose any resolution of the shareholders’ meeting in relation thereto, or vote for such resolution. In any case, unless otherwise determined by Shenzhen OneConnect Technology, if the direct shareholders of Shenzhen OneConnect receives Shenzhen OneConnect’s income, profit distribution and dividend, the direct shareholders of Shenzhen OneConnect shall, to the extent permitted under the PRC laws, immediately pay or transfer such profits, profit distribution and dividends to Shenzhen OneConnect Technology or its designee; (ii) Shenzhen OneConnect shall immediately notify Shenzhen OneConnect Technology of any lawsuit, arbitration or administrative procedure that may occur or may occur in relation to the equity interest owned by the direct shareholders in Shenzhen OneConnect; (iii) the direct shareholders of Shenzhen OneConnect shall procure that the shareholders’ meeting or the board of directors of Shenzhen OneConnect takes a vote to approve the transfer of the equity interests as specified in this agreement, and take any and all other actions that Shenzhen OneConnect Technology may require; (iv) in order to maintain their ownership of their equity interest in Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect shall sign such documents, take such actions, lodge such appeal, and make such defence against all claims as are necessary and appropriate;

56 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report (v) at the request of Shenzhen OneConnect Technology, the direct shareholders of Shenzhen OneConnect shall appoint as the director of Shenzhen OneConnect any person designated by Shenzhen OneConnect Technology; (vi) at the request of Shenzhen OneConnect Technology at any time, the direct shareholders of Shenzhen OneConnect shall immediately and unconditionally transfer its equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology or its designee in accordance with the equity purchase option specified under this agreement, and the direct shareholders of Shenzhen OneConnect hereby waived the right of first refusal (if any); and (vii) if the direct shareholders of Shenzhen OneConnect have any residual rights to the equity interest under this agreement, the equity pledge agreement or the equity proxy voting agreement signed by the parties to this agreement, they shall not exercise such rights unless instructed in writing by Shenzhen OneConnect Technology. Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreement’s expiry. (c) Exclusive Asset Purchase Option Agreement Pursuant to the exclusive asset purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, Shenzhen OneConnect has irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase, from time to time, all or a portion of its assets. Subject to any valuation required by applicable PRC law at the time of the exercise of this option, the purchase price will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law. Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have provided substantially similar undertakings in favour of Shenzhen OneConnect Technology as under the exclusive equity purchase option agreement. Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreements’ expiry.

ANNUAL REPORT 2023 57 Directors’ Report (d) Equity Pledge Agreement Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, each direct shareholder of Shenzhen OneConnect has pledged all of its respective equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology, to guarantee the performance of Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect of their respective obligations under the exclusive equity and asset purchase option agreements, the equity voting proxy agreement, the exclusive business cooperation agreement and the letters of undertakings of individual shareholders, as well as their respective liabilities arising from any breach. If Shenzhen OneConnect or any of the Shareholders of Shenzhen OneConnect breaches any obligations under these agreements, Shenzhen OneConnect Technology, as pledgee, may dispose of the pledged equity and to be compensated by the proceeds from the disposal of such equity. Each of the Shareholders of Shenzhen OneConnect agreed that before the obligations under the contractual arrangements are discharged and the amounts payable prescribed under these agreements are fully paid (other than those for the purpose of performing its obligations under the contractual arrangements), the direct shareholders of Shenzhen OneConnect will not dispose of the pledged equity interest, create or allow any encumbrance on the pledged equity interest that may have material adverse effects on the pledgee’s rights under this agreement without Shenzhen OneConnect Technology’s prior written consent. This agreement will remain effective until Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the relevant contractual arrangements. (e) Equity Voting Proxy Agreement Pursuant to the equity voting proxy agreement entered into among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology (including but not limited to the directors of Shenzhen OneConnect Technology, their successors and any liquidator in place of such directors) to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, including, among others: (i) to convene and attend shareholders’ meetings of Shenzhen OneConnect; (ii) to exercise the voting rights of shareholders of Shenzhen OneConnect, including selling, transferring, pledging or disposing of all or part of the equity interest, and participating in profit sharing or any form of distribution of Shenzhen OneConnect; (iii) designating and appointing the directors, supervisors and other senior management of Shenzhen OneConnect; and (iv) signing meeting minutes and submitting documents to relevant company registration authorities. The term of this agreement is the same as that of the exclusive business cooperation agreement described above.

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report (f) Letters of Undertaking of Individual Shareholders Under these letters of undertaking, the indirect individual shareholders of Shenzhen OneConnect have separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology, and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represented that his or her spouse has no ownership interest in his or her equity interest in Shenzhen OneConnect. Each signing indirect shareholder further represented that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and the Group, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and the Group, the signing indirect shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of the Company. (g) Spousal Consent Letters Under the spousal consent letters, the spouse of each indirect individual shareholder of Shenzhen OneConnect agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further committed that he or she will take all necessary measures for the performance of the relevant contractual arrangements.

ANNUAL REPORT 2023 59 Directors’ Report 2. Shenzhen CA Consolidated Affiliated Entities Zhang Tong Shun, Shenzhen CA and the equity holders of Shenzhen CA entered into a series of contractual agreements containing terms substantially similar to the contractual arrangements among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect as described in the subsection above. Progress of the Contractual Arrangements during the Reporting Period Reference is made to the section headed “Contractual Arrangements” in the Listing Document, in which the Company disclosed that it intended to transfer Beijing OneConnect Digital Finance Technology Co. Ltd. (北京壹賬 通數字金融科技有限公司) (“Beijing OneConnect”), an entity established for the purpose of allowing the Group to enter into service contracts with certain customers which are governmental institutions or otherwise subject to governmental policies within the PRC and which was not subject to any foreign investment restrictions, out of the Contractual Arrangements within six months of the Listing subject to any regulatory approval(s). Shenzhen OneConnect entered into a set of equity transfer agreements in June and November 2022 with Shenzhen OneConnect Technology, a wholly-owned subsidiary of the Company, regarding the transfer of its entire equity interest in Beijing OneConnect. Upon completion, Beijing OneConnect ceased to be a consolidated affiliated entity of the Group and is instead consolidated into the financial statements of the Group as a subsidiary. Save as disclosed above, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period. For the Reporting Period, save as disclosed above, none of the Contractual Arrangements had been unwound on the basis that none of the restrictions that led to the adoption of the Contractual Arrangements had been removed. As of December 31, 2023, the Group had not encountered interference or encumbrance from any PRC governing bodies in operating the businesses through its consolidated affiliated entities under the Contractual Arrangements. Risks relating to the Contractual Arrangements There are certain risks that are associated with the Contractual Arrangements, including: • The Company is a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities and conduct its operations in China through (i) its PRC subsidiaries and (ii) its VIEs with which it has maintained contractual arrangements. • If the PRC government finds that the agreements that establish the structure for operating the Group’s businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, the Group could be subject to severe penalties or be forced to relinquish interests in those operations.

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report • The contractual arrangements with the VIEs and their respective shareholders may not be as effective in providing operational control or enabling the Group to derive economic benefits as a direct ownership of a controlling equity interest would be. • The Group may lose the ability to use and enjoy assets held by its VIEs that are critical to the operation of its business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding. • Any failure by the VIEs, their respective subsidiaries or shareholders to perform their obligations under the contractual arrangements with them would have a material adverse effect on the Group’s business. • The ultimate beneficial shareholders of the VIEs may have conflicts of interest with the Group, which may materially and adversely affect the Group’s business. • The Group conducts its business operations in the PRC through its VIEs and their subsidiaries by way of contractual arrangements, but certain of the terms of the contractual arrangements may not be enforceable under PRC laws. • Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (《中華人民共和國外商投資法》) and how it may affect the viability of the Group’s current corporate structure, corporate governance and business operations. • There may be a potential impact to the Company if the contractual arrangements with the VIEs, their respective subsidiaries and shareholders are not treated as domestic investment. • The contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that the Group owes additional taxes could substantially reduce its consolidated net income. For details of the risks associated with the Contractual Arrangements, please refer to the section headed “Risk Factors – Risks Relating to our Corporate Structure” in the Listing Document. Measures relating to the Contractual Arrangements The Group has adopted the following measures to ensure the effective operation of the Group with the implementation of the Contractual Arrangements and its compliance with the Contractual Arrangements: • Major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis; • the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

ANNUAL REPORT 2023 61 Directors’ Report • the Company will disclose the overall performance of and compliance with the Contractual Arrangements in its annual reports; and • the Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and its consolidated affiliated entities to deal with specific issues or matters arising from the Contractual Arrangements. Listing Rules Implications and Waiver from the Stock Exchange In respect of the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities, the highest applicable percentage ratio (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements is expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, in respect of the Contractual Arrangements involving the Shenzhen OneConnect Consolidated Affiliated Entities. The waiver applies for so long as the Shares are listed on the Stock Exchange, and subject however to various conditions set out in the section headed “Connected Transactions – The Contractual Arrangements” in the Listing Document. Confirmation from Independent Non-executive Directors All independent non-executive Directors have reviewed the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities and have confirmed that during the Reporting Period: (1) the transactions carried out during such period have been entered into in accordance with the relevant provisions of the Contractual Arrangements; (2) no dividends or other distributions have been made by Shenzhen OneConnect to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; (3) no new contracts was entered into, renewed or reproduced between the Group and Shenzhen OneConnect in respect of the Contractual Arrangements; and (4) the Contractual Arrangements are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Confirmation from the Company’s Independent Auditor The Company’s external auditor, PricewaterhouseCoopers, has carried out relevant procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Review of Historical Financial Information” and with reference to Practice Note 740 (Revised) “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants on the transactions carried out pursuant to the aforementioned Contractual Arrangements and has provided a letter to the Board confirming that, with respect to the aforesaid continuing connected transactions entered into among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect under the Contractual Arrangements in the Reporting Period: (1) nothing has come to the auditor’s attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board; (2) nothing has come to the auditor’s attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements under the Contractual Arrangements governing such transactions; and (3) nothing has come to the auditor’s attention that causes the auditor to believe that dividends or other distributions have been made by the Shenzhen OneConnect Consolidated Affiliated Entities to the holders of the equity interests of the Shenzhen OneConnect Consolidated Affiliated Entities which were not otherwise subsequently assigned or transferred to the Group.

ANNUAL REPORT 2023 63 Directors’ Report Fundraising Activities (i) Listing on the NYSE In December 2019, the Company completed an initial public offering and was listed on the NYSE (the “Listing on the NYSE”). The Company issued and sold an aggregate of 31,200,000 ADSs (excluding ADSs offered in the exercise of the over-allotment option), representing 93,600,000 Shares at a public offering price of US$10.0 per ADS. In January 2020, the underwriters for the initial public offering partially exercised their over-allotment options to purchase an addition of 3,520,000 ADSs. The net proceeds received by the Company totaled approximately US$311.0 million. The intended purposes for such net proceeds was set out in the prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2019 as follows, assuming no exercise of any over-allotment option: • approximately 33% for enhancement of platform and technology capabilities; • approximately 12% for international expansion and strategic investments; • approximately 8% for sales and marketing activities to enhance the Company’s brand and acquire customers; and • approximately 47% for general corporate purposes. (ii) Net Proceeds from the Follow-on Offering In August 2020, the Company completed a follow-on public offering on the NYSE (the “Follow-on Offering”) of 20,700,000 ADSs (included the exercise in full of the underwriters’ option to purchase additional ADSs), representing an aggregate of 62,100,000 Shares at a price of US$18.0 per ADS. The net proceeds raised was approximately US$372.6 million, after deducting underwriting discounts and commissions and before deducting the offering expenses payable by the Company. The intended purposes for such net proceeds was set out in the prospectus filed with the SEC on August 14, 2020 as follows, assuming no exercise of any over-allotment option: • approximately 42% for enhancement of platform and technology capabilities; • approximately 21% for international expansion and strategic investments; and • approximately 36% for general corporate purposes. As of December 31, 2023, the Company has used approximately (i) RMB589.4 million (US$83.0 million) for enhancement of its platform and technology capabilities; (ii) RMB139.2 million (US$19.6 million) for international expansion and strategic investments; and (iii) RMB1,706.0 million (US$240.3 million) for general corporate purposes including sales and marketing activities to enhance the Company’s brand and acquire customers. For the year ended December 31, 2023, approximately RMB280.0 million (US$39.4 million) of the net proceeds was used for the aforementioned purposes in the following approximate amounts: (i) RMB70.6 million for enhancement of its platform and technology capabilities; (ii) RMB2.5 million for international expansion and strategic investments; and (iii) RMB206.9 million for general corporate purposes including sales and marketing activities to enhance the Company’s brand and acquire customers. The Company plans to utilize the remaining net proceeds from the Listing on the NYSE and the Follow-on Offering in accordance with the intended purposes as disclosed in the prospectuses filed with the SEC within the next eight to nine years, depending on actual business needs and based on the information currently available to the Company.

Directors' Report

Directors' and Chief Executive's Interests and/or Short Positions in Shares, Underlying Shares and Debentures

As at December 31, 2023, so far as is known to the Directors, the interests and/or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "**SFO**")) which were (i) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) required to be entered into the register required to be kept by the Company pursuant to Section 352 of the SFO, or (iii) otherwise notified to the Company and the Stock Exchange pursuant to the Model Code set out in Appendix C3 of the Listing Rules were as follows:

Interest in shares or underlying shares of the Company

Name of Director	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest[1]
Mr. Chongfeng Shen	Beneficial interest[2]	2,908,851	0.25%
Mr. Wenwei Dou	Interest in controlled corporation[3]	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation[3]	385,077,588	32.91%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 Shares (including 80,907,420 Shares issued to the depositary of the Company's ADSs (the "**Depositary**") for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Stock Incentive Plan (defined below)) as at December 31, 2023.

(2) As at December 31, 2023, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,001 performance unit shares, subject to the conditions (including vesting conditions) of such award. Mr. Chongfeng Shen also directly held 368,850 Shares in the form of ADSs pursuant to the vesting of performance unit shares granted under the Stock Incentive Plan.

(3) Rong Chang is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong (each defined below) on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Directors' Report

Save as disclosed above, as at December 31, 2023, so far as is known to the Directors, none of the Directors and the chief executive of the Company had or were deemed to have any interest and/or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company under Divisions 7 and 8 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders' Interests and/or Short Positions in Shares and Underlying Shares

As at December 31, 2023, the interests and/or short positions of persons (other than the Directors and chief executive of the Company) in the shares or underlying shares of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows:

Name of shareholder	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest[1]
Rong Chang Limited ("**Rong Chang**")[2] [3]	Beneficial interest	385,077,588	32.91%
Sen Rong Limited ("**Sen Rong**")[3] [4] [5]	Beneficial interest	188,061,642	16.07%
Ping An[5] [6]	Interest in controlled corporations	375,764,724	32.12%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 issued Shares (including 80,907,420 Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Stock Incentive Plan) as at December 31, 2023.

(2) As of December 31, 2023, Rong Chang was held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(3) Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of the Company as at December 31, 2023. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter.

ANNUAL REPORT 2023 65

66 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report (4) As of December 31, 2023, Sen Rong was wholly-owned by Yi Chuan Jin Limited (“Yi Chuan Jin”), which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of the Company, and Ms. Liang Xu was previously the head of human resources department of the Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of December 31, 2023, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,300 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li is also entitled to 191,040 Shares held by the Depositary, of which 35,850 Shares were pursuant to the exercise of options granted and 155,190 Shares were pursuant to the vesting of performance share units granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and is also entitled to 51,450 Shares held by the Depositary pursuant to the exercise of options granted. (5) Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu Limited (“Bo Yu”) over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in the Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events. (6) (i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of December 31, 2023; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas. Save as disclosed above, as at December 31, 2023, so far as is known to the Directors, no person (not being a Director or chief executive of the Company) had or was deemed to have any interest and/or short position in the shares or underlying shares of the Company which was required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

ANNUAL REPORT 2023 67 Directors’ Report Directors’ Right to Acquire Shares or Debentures Save as otherwise disclosed in this Annual Report, at no time during the Reporting Period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors to acquire such rights in any other corporations. Permitted Indemnity Provision Pursuant to the Articles of Association and subject to applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained, other than by reason of such Director own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Director in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. Such permitted indemnity provision has been in force during the Reporting Period. In addition to the indemnities provision as set out in the Articles of Association, Directors’ liability insurance is currently in place, and was in place during the Reporting Period, to protect the Directors of the Company against potential costs and liabilities arising from claims against them. Sufficient Public Float During the Reporting Period and up to the latest practicable date for ascertaining certain information in this Annual Report before its publication, according to the public information obtainable by the Company and to the knowledge of the Directors, the Company has maintained the minimum public float to the extent permitted by the Stock Exchange. Stock Incentive Plan The following is a summary of the principal terms of the stock incentive plan adopted in November 2017 (which was amended from time to time) (the “Stock Incentive Plan”). The Stock Incentive Plan permits the award of options, performance share units (“PSUs”) or other share-based awards to eligible participants. The Stock Incentive Plan will not be funded by any allotment of new shares under any general mandates or specific mandates. For further details of the Stock Incentive Plan, please refer to “Statutory and General information – D. Stock Incentive Plan” in Appendix III of the Listing Document. 1. Purpose The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote long-term sustainable development of the Group, maximize Shareholder value, and to achieve to a win-win outcome for the Company, the Shareholders and the employees. 2. Participants The Group’s employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the Stock Incentive Plan.

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report 3. Total number of shares available Pursuant to the Listing Rules, the total number of Shares which may be issued and/or transferred upon the vesting or exercise of all options that may be granted pursuant to the Stock Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Shares in issue immediately upon the listing (the “Listing”) of the Shares on the Stock Exchange (the “Plan Limit”), being 116,998,065 Shares. As of the date of this annual report, none of the Plan Limit has been utilized. Any share awards in the form of options that were granted prior to the Listing under the Stock Incentive Plan will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued and/or transferred upon exercise of all outstanding options under the Stock Incentive Plan and all other share award schemes of the Company granted and yet to be exercised shall not exceed 30% of the total number of Shares in issue from time to time. Notwithstanding the foregoing, the Compensation and Nomination Committee of the Board has resolved that only existing Shares in issue, including those issued to the Depositary for bulk issuance of ADSs, shall however be used in settlement of awards which have been exercised or vested (as appropriate) in accordance with the terms of the Stock Incentive Plan. The Stock Incentive Plan will not be funded by any allotment of new shares under any general mandates or specific mandates. 4. Maximum entitlement of each participant Unless approved by the Shareholders in general meeting, the total number of Shares issued and/or transferred, and to be issued and/or transferred upon, the vesting or exercise of the options granted to each grantee (including both exercised, cancelled and outstanding options) in any twelve (12)-month period shall not exceed 1% of the Shares in issue. 5. Period to exercise option The exercise period of the options granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee. 6. Vesting period Except as otherwise approved by the Board and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of PSUs shall be further subject to the termination of the lock-up period of the initial public offering of the Shares on the NYSE. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met.

Directors' Report

7. Present status of the Stock Incentive Plan

Options

As at December 31, 2023, the aggregate number of underlying Shares pursuant to the outstanding options granted under the Stock Incentive Plan is 8,141,810 Shares.

Details of the outstanding options granted under the Stock Incentive Plan during the Reporting Period are as follows:

Name of Grantee	Date of grant[(1)(2)]	Date of expiration	Vesting period[(3)]	Exercise Price (RMB/ Share)	Number of Shares					
					Outstanding as at January 1, 2023	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at December 31, 2023
Former Director										
Ms. Rong Chen[(4)]	November 7, 2017	November 6, 2027	4 years	2.00	279,921	0	0	21	0	279,900
Five highest paid individuals in aggregate[(5)]	November 7, 2017 to June 1, 2019	November 6, 2027 to May 31, 2029	4 years	1.33 to 52.00	895,012	0	0	42	0	894,970
Other employees, related entity participants and service providers	November 7, 2017 to July 26, 2019	November 6, 2027 to July 25, 2029	4 years	1.33 to 52.00	8,962,411	0	0	1,995,471	0	6,966,940
Total					**10,137,344**	**0**	**0**	**1,995,534**	**0**	**8,141,810**

Notes:

(1) No consideration was required to be paid for the grant of options.

(2) The fair value of the share options granted is set out in Note 27 to the consolidated financial statements.

(3) The exercise period of the options granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee.

(4) Ms. Rong Chen resigned as an executive Director on November 2, 2023.

(5) Does not include any Directors or former Directors as details of the options granted to such persons have been disclosed above.

ANNUAL REPORT 2023 69

Directors' Report

Performance share units ("**PSUs**")

As of December 31, 2023, the aggregate number of underlying Shares pursuant to the outstanding PSUs granted under the Stock Incentive Plan is 30,526,123 Shares.

Details of the outstanding PSUs granted under the Stock Incentive Plan during the Reporting Period are as follows:

Name of Grantee	Date of grant[(1)(2)]	Date of expiration	Vesting period	Exercise Price (RMB/ Share)	Number of Shares					
					Outstanding as at January 1, 2023	Granted during the Reporting Period[(3)]	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at December 31, 2023
Director										
Mr. Chongfeng Shen	January 2, 2022	January 1, 2032	4 years	N/A	1,740,001	0	0	0	0	1,740,001
	December 16, 2022	December 15, 2032	4 years	N/A	800,000	0	0	0	0	800,000
Former Director										
Ms. Rong Chen[(4)]	October 12, 2021	October 11, 2031	4 years	N/A	189,028	0	0	0	0	189,028
	December 16, 2022	December 15, 2032	4 years	N/A	300,000	0	0	0	0	300,000
Five highest paid individuals in aggregate[(5)]	June 21, 2021 to December 16, 2022	June 20, 2031 to December 15, 2032	4 years	N/A	3,606,791	0	0	0	0	3,606,791
Other employees, related entity participants and service providers	September 10, 2019 to January 2, 2023	September 9, 2029 to January 1, 2033	4 years	N/A	29,596,274	230,000	0	5,935,971	0	23,890,303
Total					**36,232,094**	**230,000**	**0**	**5,935,971**	**0**	**30,526,123**

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 71 Directors’ Report Notes: (1) No consideration was required to be paid for the grant of PSUs. (2) The fair value of the PSUs granted is set out in Note 27 to the consolidated financial statements. (3) The grant date was January 2, 2023. The closing price of the Shares immediately before the date of grant was HK$1.43/Share and US$5.31 per ADS. Please see Notes 3, 4 and 27 to the consolidated financial statements for details on the fair value at the date of grant and accounting standard and policy adopted for the calculation of fair value of the underlying Shares. There was no performance target attached to the PSUs granted during the Reporting Period. (4) Ms. Rong Chen resigned as an executive Director on November 2, 2023. (5) Does not include any Directors or former Directors as details of the PSUs granted to such persons have been disclosed above. Others As of the December 31, 2023, the Company has not granted any other types of share-based awards. 8. Amount payable upon acceptance No consideration is required to be paid for the grant of options or other awards. 9. Basis for determining exercise price of options granted or the purchase price of shares awarded The administrator of the Stock Incentive Plan shall determine the exercise price of options granted, which for options granted during the Reporting Period, shall not be lower than the higher of the following: (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date; or (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date. 10. Remaining life of the Stock Incentive Plan Unless terminated earlier, the Stock Incentive Plan shall be valid and effective for a period of ten years commencing on the date of adoption of the Stock Incentive Plan, after which period no further options shall be granted. All awards granted that are outstanding on the tenth anniversary of the effective date of the Stock Incentive Plan shall remain in force according to the terms of the Stock Incentive Plan and the applicable share option agreement. Before the expiration of the validity period of the Stock Incentive Plan, it may be extended accordingly with the approval of the Board.

72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Corporate Governance Details of the principal corporate governance practices adopted by the Company are set out in the section of “Corporate Governance Report” of this Annual Report. Auditor The consolidated financial statements for the year ended December 31, 2023 have been audited by PricewaterhouseCoopers, which will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment. A resolution on the re-appointment of PricewaterhouseCoopers as the auditor of the Company will be proposed at the AGM. For and on behalf of the Board Mr. Chongfeng Shen (Chairman and Chief Executive Officer) April 23, 2024

ANNUAL REPORT 2023 73 Biographical Details of Directors and Senior Management Directors Executive Director Mr. Chongfeng Shen (沈崇鋒), aged 53, joined the Group in October 2021 and is currently the chief executive officer and the executive Director. Mr. Shen is mainly responsible for the Group’s overall management. Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and as a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University). Mr. Shen received his bachelor’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996. Non-Executive Directors Mr. Michael Guo (郭曉濤), aged 52, joined the Group in November 2023 as a non-executive Director, and is mainly responsible for providing professional opinion and judgment to the Board. Mr. Guo is also currently serving as the co-chief executive officer and senior vice president of Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份 有限公司) (“Ping An”) and its subsidiaries (“Ping An Group”). Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company. Mr. Guo joined Ping An Group in September 2019 and successively served as the special assistant to the chairman and executive vice president of Ping An Property & Casualty Insurance Company of China, Ltd., and as the vice chief human resources officer and the chief human resources officer of Ping An Group. Prior to joining Ping An Group, Mr. Guo served as a partner and a managing director at Boston Consulting Group, and a global co-chief executive officer of capital market businesses at Wills Towers Watson. Mr. Guo obtained his bachelor’s degree in information and control engineering from Xi’an Jiaotong University and MBA degree from the University of New South Wales.

74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Ms. Xin Fu (付欣), aged 44, joined the Group in November 2022 as a non-executive Director, and is mainly responsible for providing professional opinion and judgment to the Board. Ms. Fu is currently serving as the senior vice president of Ping An Group. She joined Ping An Group in October 2017 as the general manager of its planning department, and successively served as the deputy chief financial officer, the director of the strategic development center and chief operating officer of Ping An Group. Ms. Fu has been serving as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock ticker: LU) since November 2022, and as a director of Ping An Healthcare and Technology Company Limited (“Ping An Good Doctor”), a company listed on the Hong Kong Stock Exchange (stock code: 1833) since March 2023. Ms. Fu has also been serving as a non-executive director of Ping An Life Insurance Company of China, Ltd. and Ping An Asset Management Co., Ltd. since September 2023 and April 2023, respectively. Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years. Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012. Mr. Wenwei Dou (竇文偉), aged 58, joined the Group in October 2017 as a non-executive Director. Mr. Dou has also served as a director of Shenzhen OneConnect Smart Technology Co., Ltd. (深圳壹賬通智能科技有限公司) (“Shenzhen OneConnect”) since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board. Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then. Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.

ANNUAL REPORT 2023 75 Biographical Details of Directors and Senior Management Ms. Wenjun Wang (王文君), aged 56, has served as a non-executive Director since November 2021, and is mainly responsible for providing professional opinion and judgment to the Board, after having previously served as a Director between October 2017 and June 2019. Ms. Wang joined the Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang joined Ping An Group in 1996. She served as the general manager of staff service management of the human resources centre in Ping An Group from June 1996 to March 2011, the employee representative supervisor from May 2006 to March 2011, the general manager of the party working department of Ping An Bank Co., Ltd. (平安銀行股份有 限公司) (“Ping An Bank”), a company listed on the Shenzhen Stock Exchange (stock code: 000001) from March 2011 to September 2022, and a general manager of the security department of Ping An Bank from April 2013 to November 2016. Ms. Wang received her bachelor’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China (中 國深圳市職稱管理辦公室), (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997. Independent Non-Executive Directors Dr. Yaolin Zhang (張耀麟), aged 66, has served as an independent non-executive Director since February 2019. Dr. Zhang is the chairperson of the Compensation and Nomination Committee of the Company. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. from February 2019 to September 2023, and has been serving as an independent director of the Bank of Ningxia Co., Ltd. since December 2019 and as an independent director of Dongguan Trust Co., Ltd. since August 2019. Dr. Zhang was independent director of Bank of Luoyang Co., Ltd. between August 2017 and May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang served in various management positions at China Construction Bank. Dr. Zhang received his bachelor’s degree of science in physics from Fudan University, China in October 1982, his master’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Mr. Tianruo Pu (濮天若), aged 55, has served as an independent non-executive Director since September 2019. Mr. Pu is the chairperson of the Audit Committee of the Company. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board. Mr. Pu currently serves as an independent director of various listed companies, including Fresh2 Group Limited (formerly known as AnPac Bio-Medical Science Co., Ltd.) (formerly NASDAQ: ANPC; now NASDAQ: FRES) since October 2022, Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock ticker: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012. Mr. Pu received his bachelor’s degree of arts in diplomatic English from China Foreign Affairs University, China in July 1991, his master’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000. Mr. Wing Kin Anthony Chow (周永健), aged 73, has served as an independent non-executive Director since October 2020. Mr. Chow is a member of the Audit Committee and the Compensation and Nomination Committee of the Company. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021. He was also an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), between May 2016 and May 2022, and an independent non-executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), between December 2016 and December 2022. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. Mr. Chow was a member of The National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2023, the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020.

ANNUAL REPORT 2023 77 Biographical Details of Directors and Senior Management Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021. Mr. Koon Wing Ernest Ip (葉冠榮), aged 63, has served as an independent non-executive Director since November 2021. Mr. Ip is a member of the Audit Committee of the Company. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board. Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip has also been serving an independent director of PAOB since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. As an independent non-executive director of PAOB, Mr. Ip has the general responsibility of providing independent advice and guidance to the board of PAOB without involvement in its daily operations and management. Additionally, Mr. Ip is a member of the board risk management committee and chairperson of the board audit committee of PAOB, and is responsible for overseeing, monitoring and reviewing PAOB’s risk management framework and structure, financial reporting, internal audit function and the work of PAOB’s external auditor. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019. Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC. He is also a member of the Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference, the vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of the Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009, a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014 and the president of the Hong Kong Business Accountants Association in 2022. Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.

78 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Senior Management The members of the senior management team and details of each of their experience are as follows: Dr. Runzhong Huang (黃潤中), aged 51, joined the Group in March 2019 and is currently the executive vice president. Dr. Huang is mainly responsible for business development. Dr. Huang has also been serving as the chairman of the supervisory committee of Shenzhen OneConnect since January 2019 and represented Shenzhen OneConnect as the secretary-general of the Internet Finance Association of Small and Medium-sized Banks (Shenzhen) (中小銀行互聯網金融(深圳)聯盟) since April 2019. From July 2016 to December 2018, Dr. Huang served as the secretary-general of the China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of The Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the PRC from August 2011 to October 2014 and the China Banking and Insurance Regulatory Commission from September 2003 to August 2011. Dr. Huang received his bachelor’s degree in law from the China Youth University of Political Studies, China in July 1994, a master’s degree in economics from Renmin University of China, China in January 2000, and a doctorate degree in economics from Peking University, China in June 2003. Mr. Yongtao Luo (羅永濤), aged 49, joined the Group in April 2021 and is currently the chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning. Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company (平安基礎產業投資基金管理有限公司) from 2019 to 2021. Prior to joining the Company, Mr. Luo also served in various positions at Ping An Annuity Insurance Company (平安養老保險股份有限公司), including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021. Mr. Luo received a bachelor’s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master’s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.

ANNUAL REPORT 2023 79 Biographical Details of Directors and Senior Management Company Secretary Mr. Tsz Fung Chan (陳梓豐) was appointed as the company secretary of the Company in February 2024. Mr. Chan joined the Group in April 2019 and currently serves as the head of board office and head of investor relations of the Company. Mr. Chan was previously a strategy director and project management director of the Group. Prior to joining the Group, Mr. Chan served as consultant at Boston Consulting Group, prior to which he served as vice president in a reputable investment bank and had worked for various international financial institutions and business organizations. Mr. Chan holds a master of business administration degree in finance from Kellogg School of Management, Northwestern University, a bachelor of laws degree from the University of London, and a bachelor of business administration degree in finance and accounting from the Hong Kong University of Science and Technology. Mr. Chan is a fellow member of Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst (CFA) charterholder and a certified Financial Risk Manager.

80 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report To the Shareholders of OneConnect Financial Technology Co., Ltd. (incorporated in the Cayman Islands with limited liability) Opinion What we have audited The consolidated financial statements of OneConnect Financial Technology Co., Ltd. (the “Company”) and its subsidiaries (the “Group”), which are set out on pages 87 to 211, comprise: • the consolidated balance sheet as at December 31 2023; • the consolidated statement of comprehensive income for the year then ended; • the consolidated statement of changes in equity for the year then ended; • the consolidated statement of cash flows for the year then ended; and • the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key audit matters identified in our audit are summarised as follows: • Goodwill impairment assessments • Impairment loss allowance for trade receivables and contract assets • Recognition of deferred tax assets

ANNUAL REPORT 2023 81 Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Goodwill impairment assessments Refer to notes 4(d) and 14 to the consolidated financial statements. As at December 31, 2023, the net carrying amount of goodwill amounted to RMB289,161 thousands, which was regarded as attributable to the cash generating unit (“CGU”) of Technology Solutions segment. Goodwill impairment assessment is performed by management at least annually or more frequently if events or changes in circumstances indicate that a CGU to which goodwill has been allocated may be impaired. Based on the results of the impairment assessment, the recoverable amount of the CGU, to which the goodwill was allocated, exceeded its carrying value, and therefore no impairment loss on the goodwill was recognised as at December 31, 2023. The recoverable amount of the CGU was determined based on the value-in-use calculations using cash flow projections. We focused on this area because the estimation of recoverable amount is subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment assessment of goodwill is considered significant due to subjectivity of the significant assumptions used, and significant judgements involved in the impairment assessment, including revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management’s internal control and assessment process of goodwill impairment and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity and changes in assumptions used in the impairment tests; • We evaluated the outcome of prior period assessment of goodwill impairment to assess the effectiveness of management’s estimation process; • We evaluated and tested the controls over the impairment assessment of goodwill; • We evaluated the reasonableness of revenue growth rate, long-term growth rate, profit margin based on the current and historical business performance of the CGU; the management’s future business plan and market development, and the consistency with evidence obtained in other areas of the audit; • We utilised professionals with specialised skill and knowledge to assist in the evaluation of the appropriateness of the goodwill impairment assessment method, long-term growth rate and pre-tax discount rate adopted by the management. • We tested the completeness, accuracy and relevance of the underlying data used and the mathematical accuracy of the calculation in the goodwill impairment assessment; • We assessed the adequacy of the disclosures related to goodwill impairment in the context of the applicable financial reporting framework. Based on the procedures performed, we considered that management’s judgments and assumptions applied in the assessment of goodwill impairment are supported by the evidence obtained.

82 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Impairment loss allowance for trade receivables and contract assets Refer to notes 4(a), 5.1(b)(ii), 6.2(c) and 19 to the consolidated financial statements. As at December 31, 2023, the gross balance of trade receivables and contract assets were amounted to RMB779,458 thousands and RMB153,204 thousands, respectively, and the impairment loss allowances for these assets were amounted to RMB68,789 thousands and RMB57,379 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which considered historical credit loss experience adjusted to reflect current and forward-looking information. We focused on this area because the impairment loss allowance is subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment loss allowances is considered significant due to the complexity of the ECL model, subjectivity of significant assumptions used, and significant judgements involved in the grouping of trade receivables and contract assets, and the determination of ECL rates. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management’s internal control and assessment process of provision for impairment of trade receivables and contract assets and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity and subjectivity; • We evaluated and tested controls over the impairment of trade receivables and contract assets, including the grouping of trade receivables and contract assets and the determination of ECL rates; • We evaluated the appropriateness of the ECL model; • We evaluated the reasonableness of significant assumptions used by management relating to grouping of trade receivables and contract assets by considering the credit risk characteristics and the age of the underlying assets; • We evaluated the reasonableness of significant assumptions used by management relating to ECL rates by considering (i) the appropriateness of historical period selection, historical credit loss experience, current status of the assets and other relevant information; and (ii) the appropriateness of forward-looking information and macroeconomic factors affecting the expected ability of customers to settle receivables; • We tested the completeness, accuracy, and relevance of underlying data used and the mathematical accuracy of the ECL model. Based on the procedures performed, we considered that management’s judgments and assumptions applied in the assessment of impairment loss allowance for trade receivables and contract assets are supported by evidence obtained.

ANNUAL REPORT 2023 83 Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Recognition of deferred tax assets Refer to notes 4(b) and 34 to the consolidated financial statements. As at December 31, 2023, the balance of the Group’s deferred tax assets was RMB768,276 thousands. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized. To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered on a jurisdictional basis to determine the availability of such losses to offset future taxable profits. We focused on this area because the estimation of sufficient future taxable profits is subject to high degree of estimation uncertainty. The inherent risk in relation to the recognition of deferred tax assets is considered significant due to subjectivity of significant assumptions used, and significant judgements involved in the forecast of sufficient future taxable profits used to support the recognition of the deferred tax assets. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management’s internal control and assessment process of recognition of deferred tax assets and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors such as complexity, subjectivity and changes in assumptions used in recognition of deferred tax assets; • We evaluated and tested the controls over the recognition of deferred tax assets, including controls over the forecast of future taxable profits used to support the recognition of the deferred tax assets; • We obtained management’s calculation sheets of deferred tax assets and tested the completeness and accuracy of the underlying data used and the mathematical accuracy of the calculation sheets; • We evaluated the reasonableness of significant assumptions and estimates used by management in estimating future taxable profits, by (i) considering the results of a retrospective comparison of forecasted taxable profits in prior year to actual results in the current year; (ii) comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends; and (iii) comparing whether the forecast was consistent with evidence obtained in other areas of the audit. Based on the procedures performed, we considered that management’s judgments and assumptions applied in the recognition of deferred tax assets are supported by the evidence obtained.

84 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report Other Information The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of Directors and the Audit Committee for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Audit Committee is responsible for overseeing the Group’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

ANNUAL REPORT 2023 85 Independent Auditor’s Report As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

86 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Wenping Yao. PricewaterhouseCoopers Certified Public Accountants Hong Kong, April 23, 2024

ANNUAL REPORT 2023 87 Consolidated statements of comprehensive income Year ended December 31, 2023 2022 Note RMB’000 RMB’000 Revenue 6 3,667,508 4,464,002 – Technology Solutions 3,521,591 4,357,462 – Virtual Bank Business 145,917 106,540 Cost of revenue 7 (2,318,103) (2,828,986) Gross profit 1,349,405 1,635,016 Research and development expenses 7 (955,201) (1,417,691) Selling and marketing expenses 7 (275,351) (411,356) General and administrative expenses 7 (504,970) (824,711) Net impairment losses on financial and contract assets 5.1(b) (53,950) (33,639) Other income, gains or loss-net 9 71,855 70,818 Operating loss (368,212) (981,563) Finance income 10 29,580 14,709 Finance costs 10 (20,532) (37,173) Finance income/(costs) – net 10 9,048 (22,464) Share of gain of associate and joint venture – net 15 4,607 24,852 Impairment charges on associate 15 (7,157) (10,998) Loss before income tax (361,714) (990,173) Income tax (expense)/benefit 11 (9,762) 62,147 Loss for the year (371,476) (928,026) Loss attributable to: – Owners of the Company (362,715) (872,274) – Non-controlling interests (8,761) (55,752) (371,476) (928,026)

88 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Consolidated statements of comprehensive income Year ended December 31, 2023 2022 Note RMB’000 RMB’000 Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences 3,880 69,454 – Changes in the fair value of debt instruments measured at fair value through other comprehensive income 500 5,324 Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences 22,336 356,691 26,716 431,469 Total comprehensive loss for the year (344,760) (496,557) Total comprehensive loss attributable to: – Owners of the Company (335,999) (440,805) – Non-controlling interests (8,761) (55,752) (344,760) (496,557) Loss per share attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 12 (0.33) (0.80) Loss per ADS attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 12 (9.99) (23.90) The accompanying notes are an integral part of these consolidated financial statements.

ANNUAL REPORT 2023 89 Consolidated balance sheets As at December 31, 2023 2022 Note RMB’000 RMB’000 ASSETS Non-current assets Property and equipment 13 85,076 151,401 Intangible assets 14 471,371 570,436 Deferred tax assets 34 768,276 765,959 Investments accounted for using the equity method 15 – 199,200 Financial assets measured at fair value through other comprehensive income 17 1,372,685 821,110 Restricted cash and time deposits over three months 23 5,319 – Prepayments and other receivables 20 6,663 – Total non-current assets 2,709,390 2,508,106 Current assets Trade receivables 19 710,669 940,989 Contract assets 6 95,825 122,628 Prepayments and other receivables 20 905,691 1,078,604 Financial assets measured at amortized cost from virtual bank 21 3,081 44 Financial assets measured at fair value through other comprehensive income 17 853,453 1,233,431 Financial assets at fair value through profit or loss 22 925,204 690,627 Derivative financial assets 32 38,008 56,363 Restricted cash and time deposits over three months 23 447,564 343,814 Cash and cash equivalents 24 1,379,473 1,907,776 Total current assets 5,358,968 6,374,276 Total assets 8,068,358 8,882,382 EQUITY AND LIABILITIES Equity Share capital 25 78 78 Shares held for share incentive scheme 27 (149,544) (149,544) Other reserves 26 10,989,851 10,953,072 Accumulated losses (7,873,614) (7,510,899) Equity attributable to equity owners of the Company 2,966,771 3,292,707 Non-controlling interests (18,979) (14,652) Total equity 2,947,792 3,278,055

90 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Consolidated balance sheets As at December 31, 2023 2022 Note RMB’000 RMB’000 LIABILITIES Non-current liabilities Trade and other payables 28 28,283 132,833 Contract liabilities 6 17,126 19,977 Deferred tax liabilities 34 2,079 5,196 Total non-current liabilities 47,488 158,006 Current liabilities Trade and other payables 28 1,981,288 2,531,273 Payroll and welfare payables 385,908 431,258 Contract liabilities 6 138,563 166,650 Short-term borrowings 29 251,732 289,062 Customer deposits 30 2,261,214 1,929,183 Other financial liabilities from virtual bank 31 54,373 89,327 Derivative financial liabilities 32 – 9,568 Total current liabilities 5,073,078 5,446,321 Total liabilities 5,120,566 5,604,327 Total equity and liabilities 8,068,358 8,882,382 The accompanying notes are an integral part of these consolidated financial statements. The financial information on pages 87 to 211 were approved by the Board of Directors on April 23, 2024 and were signed on its behalf. Director, Chairman Director Chief Financial Officer and Chief Executive Officer

Consolidated statements of changes in equity

	Note	Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
		Attributable to owners of the Company						
As at January 1, 2023		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055
Loss for the year		–	–	–	(362,715)	(362,715)	(8,761)	(371,476)
Other comprehensive income, net of tax								
– Foreign currency translation differences	*26*	–	–	26,216	–	26,216	–	26,216
– Fair value changes on financial assets measured at fair value through other comprehensive income		–	–	500	–	500	–	500
Total comprehensive loss for the year		–	–	26,716	(362,715)	(335,999)	(8,761)	(344,760)
Transactions with equity holders:								
Share-based payments:								
– Value of employee services and business cooperation arrangements	*27*	–	–	14,497	–	14,497	–	14,497
– Transactions with non-controlling interests	*28(ii)*	–	–	(4,434)	–	(4,434)	4,434	–
Total transactions with equity holders at their capacity as equity holders for the year		–	–	10,063	–	10,063	4,434	14,497
As at December 31, 2023		78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792

ANNUAL REPORT 2023 91

Consolidated statements of changes in equity

		Attributable to owners of the Company						
	Note	Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082
Loss for the year		–	–	–	(872,274)	(872,274)	(55,752)	(928,026)
Other comprehensive income, net of tax								
– Foreign currency translation differences	*26*	–	–	426,145	–	426,145	–	426,145
– Fair value changes on financial assets measured at fair value through other comprehensive income		–	–	5,324	–	5,324	–	5,324
Total comprehensive loss for the year		–	–	431,469	(872,274)	(440,805)	(55,752)	(496,557)
Transactions with equity holders:								
Share-based payments:								
– Value of employee services and business cooperation arrangements	*27*	–	–	13,361	–	13,361	–	13,361
– Vesting of shares under Restricted Share Unit Scheme		–	4,720	(4,720)	–	–	–	–
– Exercise of shares under Share Option Scheme		–	830	331	–	1,161	–	1,161
– Repurchase of shares		–	(74,992)	–	–	(74,992)	–	(74,992)
Total transactions with equity holders at their capacity as equity holders for the year		–	(69,442)	8,972	–	(60,470)	–	(60,470)
As at December 31, 2022		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055

The accompanying notes are an integral part of these consolidated financial statements.

92 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 93 Consolidated statements of cash flows Year ended December 31, 2023 2022 Note RMB’000 RMB’000 Cash flows from operating activities Cash used in operations 35(a) (637,746) (720,786) Income tax paid (10,715) (25,198) Net cash used in operating activities (648,461) (745,984) Cash flows from investing activities Payments for property and equipment (5,981) (22,066) Payments for intangible assets (31,488) (45,877) Payments for financial assets measured at fair value through other comprehensive income (1,867,657) (614,772) Payments for Investment in Jointly controlled entities 15 (2,550) – Payments for financial assets at fair value through profit or loss (914,500) (2,706,721) Proceeds for settlement of derivatives 40,342 16,491 Release of restricted cash and time deposits over three months, net 207,896 922,818 Proceeds from sales of property and equipment 699 9,467 Receipts of loans to related parties 1,600 1,900 Proceeds from sales of financial assets measured at fair value through other comprehensive income 1,991,143 193,495 Proceeds from disposal of investment in associate 15 199,200 – Proceeds from sales of financial assets at fair value through profit or loss 686,626 4,092,407 Interest received on financial assets at fair value through profit or loss 13,304 26,027 Net cash generated from investing activities 318,634 1,873,169 Cash flows from financing activities Proceeds from short-term borrowings 35(c) 235,000 313,000 Proceeds from exercise of shares under share incentive scheme – 1,161 Payments for lease liabilities 35(c) (60,922) (76,734) Repayments of short-term borrowings 35(c) (273,000) (836,429) Interest paid 35(c) (11,403) (20,072) Transactions with non-controlling interests (15,000) – Payments for shares held for share incentive scheme (88,280) – Payments for shares repurchase 27 – (74,992) Net cash used in financing activities (213,605) (694,066) Net (decrease)/increase in cash and cash equivalents (543,432) 433,119 Cash and cash equivalents at the beginning of the year 1,907,776 1,399,370 Effects of exchange rate changes on cash and cash equivalents 15,129 75,287 Cash and cash equivalents at the end of year 1,379,473 1,907,776 The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1 General information and basis of presentation

1.1 General information

OneConnect Financial Technology Co., Ltd. (the "Company") was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company's registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering ("IPO") on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share ("ADS") to its ordinary shares (the "ADS Ratio") from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities ("Structured Entities", "Variable Interest Entities" or "VIEs") and their subsidiaries ("Subsidiaries of VIEs") are collectively referred to as the "Group". The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the "Listing Business") mainly in the People's Republic of China (the "PRC"). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. Further details of the VIEs are set out in Note 1.2 below.

These financial statements are presented in Renminbi ("RMB"), unless otherwise stated.

1.2 Organization and principal activities

As at December 31, 2023, the Company had direct or indirect interests in the following major subsidiaries (which are all corporations) including consolidated structured entities.

Company name	Place and date of incorporation/ establishment	Principal activities and place of operations	Issued and paid-in capital/ Registered capital	Equity interest held by the Group As at December 31 2023	2022	*Note*
Subsidiaries						
Jin Tai Yuan Limited	British Virgin Islands/ October 27, 2017	Investment holding, BVI	USD747,940,498	100%	100%	
Jin Cheng Long Limited	Hong Kong/ October 30, 2017	Investment holding, Hong Kong, the PRC.	USD747,940,498	100%	100%	
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong/ March 15, 2018	Software and technology service, information transmission, Hong Kong, the PRC.	USD1	100%	100%	

94 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

1 General information and basis of presentation (Continued)

1.2 Organization and principal activities (Continued)

Company name	Place and date of incorporation/ establishment	Principal activities and place of operations	Issued and paid-in capital/ Registered capital	Equity interest held by the Group As at December 31 2023	2022	*Note*
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore/March 26, 2018	Software and technology service, information transmission, Singapore.	SGD47,900,000	100%	100%	
PT OneConnect Financial Technology Indonesia	Indonesia/December 04, 2018	Software and technology service, information transmission, Indonesia.	IDR10,000,000,000	100%	100%	
Ping An OneConnect Bank (Hong Kong) Limited ("OneConnect Bank")	Hong Kong/December 07, 2018	Banking service, Hong Kong, the PRC.	USD38,216,561 and HKD1,200,000,000	100%	100%	
Shenzhen OneConnect Technology Services Co.,Ltd ("Shenzhen OneConnect Technology")	the PRC/January 04, 2018	Technology promotion and computer application services, Shenzhen, the PRC.	RMB4,903,181,996/ RMB4,960,000,000	100%	100%	
Beijing Vantage Point Technology Co., Ltd. ("Vantage Point Technology")	the PRC/July 18, 2008	Software and technology service, information transmission, Beijing, the PRC.	RMB13,333,529	51.67%	51.67%	(i)
Shenzhen OneConnect Information Technology Service Company Limited ("Shenzhen OneConnect Information Technology")	the PRC/January 31, 2019	Software and technology service, information transmission, Shenzhen, the PRC.	RMB100,000,000	51%	51%	
Beijing BER Technology Company Ltd. ("BER Technology")	the PRC/March 30,2006	Software and technology service, information transmission, Shenzhen, the PRC.	RMB22,950,000	100%	80%	(i)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. ("Zhang Tong Shun")	the PRC/May 9, 2019	Information technology advisory services, Guangzhou, the PRC.	RMB10,000,000	100%	100%	(i)
VIEs						
OneConnect Smart Technology Co., Ltd. (Shenzhen) ("Shenzhen OneConnect")	the PRC/September 15, 2017	Software and technology service, information transmission, Shenzhen, the PRC.	RMB1,200,000,000	100%	100%	
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. ("Shenzhen CA")	the PRC/August 11, 2000	E-commerce security certificate administration, Shenzhen, the PRC.	RMB543,500,000	98.9%	98.9%	(i)

ANNUAL REPORT 2023 95

Notes to the consolidated financial statements

1 General information and basis of presentation (Continued)

1.2 Organization and principal activities (Continued)

Company name	Place and date of incorporation/ establishment	Principal activities and place of operations	Issued and paid-in capital/ Registered capital	Equity interest held by the Group As at December 31 2023	2022	Note
Subsidiaries of the VIEs						
Shanghai OneConnect Financial Technology Co., Ltd. ("Shanghai OneConnect")*	the PRC/December 29, 2015	Software and technology service, asset management and consulting, Shanghai, the PRC.	RMB1,200,000,000	100%	100%	
Shenzhen Kechuang Insurance Assessment Co., Ltd. ("Kechuang")*	the PRC/August 27, 2001	Insurance survey and loss adjustment, Shenzhen, the PRC.	RMB4,000,000	100%	100%	
Shenzhen OneConnect Chuangpei Technology Co., Ltd. ("Chuangpei")*	the PRC/June 1, 2016	Software and technology service, information transmission, Shenzhen, the PRC.	RMB10,000,000	100%	100%	
Zhuhai Yirongtong Asset Management Co., Ltd. ("Yirongtong")*	the PRC/June 21, 2016	Asset management and consulting, Zhuhai, the PRC.	RMB12,000,000	100%	100%	
Ping An OneConnect Cloud Technology Co., Ltd. ("OneConnect Cloud Technology")	the PRC/June 27, 2016	Software and technology service, information transmission, Shenzhen, the PRC.	RMB500,000,000	100%	100%	

* Subsidiaries of Shenzhen OneConnect

Note:

(i) The subsidiaries were acquired by the Group through business combination.

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company and VIEs that legally owned by equity holders ("Nominee Shareholders") authorized by the Group (collectively, "Contractual Arrangements"). The Contractual Arrangements include Exclusive Equity Purchase Option Agreement, Exclusive Business Cooperation Agreement, Exclusive Asset Option Agreement, Equity Pledge Agreement, Shareholder Voting Proxy Agreement, Letters of Undertakings and Spousal Consent Letters.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

96 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 97 Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) The principal terms of the Contractual Arrangements are further described below: (a) Contractual agreements with Shenzhen OneConnect – Exclusive Equity Purchase Option Agreement Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect, and the shareholders of the direct shareholders of Shenzhen OneConnect, (each refer to as the “Indirect Shareholder”, together with the direct shareholders of Shenzhen OneConnect, “the Shenzhen OneConnect Shareholders”) (the “Exclusive Equity Purchase Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect Shareholders all or any part of their equity interests in Shenzhen OneConnect at any time and from time to time in Shenzhen OneConnect Technology’s absolute discretion to the extent permitted by PRC laws. Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreement’s expiry. – Exclusive Business Cooperation Agreement Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect agreed to engage Shenzhen OneConnect Technology as its exclusive provider of business support, technical and consulting services. In exchange for these services, Shenzhen OneConnect shall pay a service fee, which is equal to Shenzhen OneConnect’s profit before tax, after deducting any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, working capital, costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The service fee shall be paid annually and shall be wired to the designated bank account of Shenzhen OneConnect Technology upon issuance of invoice by Shenzhen OneConnect Technology. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

98 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) (a) Contractual agreements with Shenzhen OneConnect (Continued) – Exclusive Asset Option Agreement Pursuant to the exclusive asset option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Exclusive Asset Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect all or any part of its assets at any time at Shenzhen OneConnect Technology’s absolute discretion and to the extent permitted by PRC laws. The consideration shall be the higher of (a) a nominal price or (b) the lowest price as permitted under applicable PRC laws. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above. – Equity Pledge Agreement Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Equity Pledge Agreement”), the Registered Shareholders agreed to pledge as first charge all of their equity interests in Shenzhen OneConnect to Shenzhen OneConnect Technology as collateral security for any and all of the guaranteed debt under the Contractual Arrangements and to secure the performance of their obligations under the Contractual Arrangements. During the pledge period, Shenzhen OneConnect Technology is entitled to receive any dividends or other distributable benefits arising from the equity. The pledge in favor of Shenzhen OneConnect Technology takes effect upon the completion of registration with the relevant administration for industry and commerce of China and shall remain valid until Shenzhen OneConnect Shareholders and Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the Contractual Arrangements. – Shareholder Voting Proxy Agreement Shenzhen OneConnect Technology, Shenzhen OneConnect, the Shenzhen OneConnect Shareholders and the subsidiaries of Shenzhen OneConnect entered into a shareholder voting proxy agreement. Pursuant to this agreement, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, such as the right to appoint or designate directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the shares held by such shareholder. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

ANNUAL REPORT 2023 99 Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) (a) Contractual agreements with Shenzhen OneConnect (Continued) – Letters of Undertakings Each Indirect Shareholder signed a letter of undertakings to the Company. Under these letters, the signing Indirect Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing Indirect Shareholder represents that his or her spouse has no ownership interest in his or her equity interests in Shenzhen OneConnect. Each signing Indirect Shareholder further represents that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing Indirect Shareholder and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, the signing Indirect Shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of the Company. – Spousal Consent Letters Under the spousal consent letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant Contractual Arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant Contractual Arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

100 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) (b) Contractual agreements with Shenzhen CA Shenzhen CA and certain of its shareholders holding in the aggregate 98.9% of the equity interest in Shenzhen CA entered into a series of contractual agreements with Zhang Tong Shun. These agreements contain terms substantially similar to the contractual arrangements among Shenzhen OneConnect, Shenzhen OneConnect Shareholders and Shenzhen OneConnect Technology described above. (c) Risks in relation to the VIEs In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,774 million and RMB1,782 million as of December 31, 2022 and 2023, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs. In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, the enforceability of the contractual agreements between the Company, the VIE and its shareholders depends on whether the Company’s shareholders or their PRC holding entities will fulfil these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

ANNUAL REPORT 2023 101 Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) (c) Risks in relation to the VIEs (Continued) On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino Foreign Equity Joint Ventures, the Law on Sino Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the VIE and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the VIEs and financial conditions of the Company will not be materially and adversely affected. The Company’s ability to control VIEs also depends on rights provided to Shenzhen OneConnect Technology and Zhang Tong Shun, under the Shareholder Voting Proxy Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes Shareholder Voting Proxy Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Shenzhen OneConnect Technology, and Zhang Tong Shun, the VIEs and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could: • revoke the Group’s business and operating licenses; • require the Group to discontinue or restrict its operations;

102 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) (c) Risks in relation to the VIEs (Continued) • impose fines or confiscate any of the Group’s income that they deem to have been obtained through illegal operations; • require the Group to restructure the ownership structure or operations, re-apply for the necessary licenses or relocate its businesses, staff and assets; • impose additional conditions or requirements with which the Group may not be able to comply; • restrict or prohibit the Group’s use of the proceeds from public offerings or other of the Group’s financing activities to finance the business and operations of the VIEs and their subsidiaries; or • take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business. The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs is remote. The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023.

ANNUAL REPORT 2023 103 Notes to the consolidated financial statements 1 General information and basis of presentation (Continued) 1.2 Organization and principal activities (Continued) (c) Risks in relation to the VIEs (Continued) As at December 31, 2023 2022 RMB’000 RMB’000 Total current assets 3,058,529 3,865,127 Total non-current assets 603,914 906,455 Total assets 3,662,443 4,771,582 Total current liabilities 6,676,641 7,645,984 Total non-current liabilities 24,291 27,902 Total liabilities 6,700,932 7,673,886 For the year ended December 31, 2023 2022 RMB’000 RMB’000 Total revenue 3,261,285 4,064,707 Net loss (68,079) (195,819) Net cash used in operating activities (149,778) (618,574) Net cash generated from investing activities 75,598 918,498 Net cash (used in)/generated from financing activities (508,121) 368,778 Net (decrease)/increase in cash and cash equivalents (582,301) 668,702 Cash and cash equivalents, beginning of the year 906,252 237,550 Cash and cash equivalents, end of the year 323,951 906,252 The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements. As of December 31, 2022 and 2023, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2022 and 2023, the total liabilities of VIEs were mainly consisting of trade and other payables, payroll and welfare payables, contract liabilities and short-term borrowings.

104 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Basis of preparation and changes in accounting policies The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated. 2.1 Basis of preparation The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income. The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 below. 2.2 Recent accounting pronouncements (a) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2023: • IFRS 17 Insurance Contracts • Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies • Amendments to IAS 8 – Definition of Accounting Estimates • Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction • Amendment to IAS 12 – International tax reform – pillar two model rules The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

ANNUAL REPORT 2023 105 Notes to the consolidated financial statements 2 Basis of preparation and changes in accounting policies (Continued) 2.2 Recent accounting pronouncements (Continued) (b) New standards and amendments to standards and interpretations not yet adopted Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2023 and have not been early adopted by the Group in preparing these consolidated financial statements: Effective for annual periods beginning on or after Amendments to IAS 1 – Classification of Liabilities as Current or Non-current January 1, 2024 Amendments to IAS 1 – Non-current liabilities with covenants January 1, 2024 Amendments to IFRS 16 – Lease liability in sale and leaseback January 1, 2024 Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements January 1, 2024 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture To be determined Amendments to IAS 21 – Lack of Exchangeability January 1, 2025 The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

106 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information 3.1 Material accounting policies 3.1.1 Revenue recognition Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance: • provides all of the benefits received and consumed simultaneously by the customer; • creates and enhances an asset that the customer controls as the Group performs; or • does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation: • direct measurements of the value transferred by the Group to the customer; or • the Group’s efforts or inputs to the satisfaction of the performance obligation. When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value ascribed to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

ANNUAL REPORT 2023 107 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.1 Revenue recognition (Continued) A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract. If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services. Some of the Group’s contracts with customers contain multiple performance obligations. For these contracts, the Group accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, the management compares the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, the Group uses the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed to be not on market price basis, the Group reallocates the total contract price to the identified performance obligations based on its best estimated standalone selling price of each performance obligation. Only the contracts for business origination services (Note 3.1.1(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less. Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. The Group amortizes assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, the Group recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The following is a description of the accounting policy for the principal revenue streams of the Group.

108 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.1 Revenue recognition (Continued) (a) Implementation and post-implementation support services Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services based on actual time and materials incurred to date or according to pre-agreed payment schedules. After development, license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the licence to use the software in the arrangement. The Group’s customer contracts often include both implementation services and post-implementation support services. Customers can benefit from implementation service and post-implementation support service on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. For implementation services, revenue is recognized over time if the Group’s performance (i) provides all of the benefits received and consumed simultaneously by the customer, (ii) creates and enhances an asset that the customer controls as the Group performs, or (iii) does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation. Otherwise revenue is recognized at a point in time when control of the promised services is transferred to the customer. For post-implementation support services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.

ANNUAL REPORT 2023 109 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.1 Revenue recognition (Continued) (b) Transaction based service The Group derives its transaction based service revenue primarily from business origination services, risk management services, operation support services and other services. Business origination services The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc. In order to satisfy its performance obligations (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyses the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analysed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyses the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The Group normally charges its customers based on successful referrals at fixed charge rates. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions. The Group determined that it is not the legal lender and legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, the Group does not record loans receivable and payable arising from the loans between lenders and borrowers. The Group acts as an agent to facilitate such loans.

110 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.1 Revenue recognition (Continued) (b) Transaction based service (Continued) Operation support services Operation support services mainly represent calling services and insurance loss assessment services, digital certification and related services and solutions, service management platforms to participants around auto aftermarket scenarios, asset monitoring services and consulting services provided to financial institutions. For contracts which the Group charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis, the revenue from these services is recognized at a point in time when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services. For contracts which the Group charges its customers based on the term of services and invoices the fee on periodical basis, and the performance obligation is to stand ready to provide operation support, the customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized over time based on time elapsed and thus ratably over the term of the support arrangement. When the consideration receivable is different from the revenue recognized, a “contract asset” or “contract liability” shall be recognized in the consolidated statement of financial position. Risk management services Risk management services mainly represent credit risk assessment, identity verification service, risk management services used in insurance loss assessment and anti-fraud services provided to financial institutions. For risk management services contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized at a point in time when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.

ANNUAL REPORT 2023 111 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.1 Revenue recognition (Continued) (b) Transaction based service (Continued) Cloud platform services Cloud platform services mainly represent providing financial institutions with value-added services including computing, storage, database and backup services on a variety of cloud infrastructures. For cloud platform contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized over time based on time elapsed and thus ratably over the contract terms when the customers receive and consume the benefits of these services. Others Other revenue mainly represents sales of products, asset management services and revenue from virtual bank. For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers. (c) Interest and commission income For virtual bank, interest income from debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income is recognized in revenue using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

112 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.2 Intangible assets The Group’s intangible assets include application and platforms, purchased software, development costs in progress, goodwill, business licenses and others. Intangible assets can be recognized only when future economic benefits expected to be obtained from the use of the item will flow into the Group and its cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Costs associated with maintaining application and platform are recognized as an expense as incurred. Development costs that are directly attributable to the development and testing of identifiable application and platform controlled by the Group are recognized as intangible assets when the following criteria are met: • it is technically feasible to complete the application and platform so that it will be available for use • management intends to complete the application and platform and use or sell it • there is an ability to use or sell • it can be demonstrated how the application and platform will generate probable future economic benefits • adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and • the expenditure attributable to the application and platform during its development can be reliably measured. Directly attributable costs that are capitalized mainly include employee costs and technology service fees. Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

ANNUAL REPORT 2023 113 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.2 Intangible assets (Continued) The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group. The useful lives of intangible assets excluding development cost in progress are set as follows: Expected useful life • Application and platform 3 – 10 years • Purchased software 3 – 10 years • Business licenses 3 – 5 years Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. Intangible assets with indefinite useful lives and development costs in progress are not amortized, but are subject to annual impairment assessment. 3.1.3 Impairment of non-financial assets The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

114 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.3 Impairment of non-financial assets (Continued) For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs of disposal and its value-in-use, determined on an individual asset (or cash-generating unit) basis, unless the individual asset (or cash-generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash-generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount. Intangible assets with indefinite useful lives and development costs in progress are tested for impairment annually at each year end either individually or at the cash-generating unit level, as appropriate. 3.1.4 Financial assets Classification The Group classifies its financial assets in the following measurement categories: • those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and • those to be measured at amortized cost.

ANNUAL REPORT 2023 115 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.4 Financial assets (Continued) Classification (Continued) The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held and the cash flow characteristics of the asset. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment measured at fair value through other comprehensive income. The Group reclassifies debt investments when and only when its business model for managing those assets changes. Recognition and measurement At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income. (a) Debt instruments Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments: • Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income, gains or loss together with foreign exchange gains and losses. Impairment losses are presented in the consolidated statements of comprehensive income.

116 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.4 Financial assets (Continued) Recognition and measurement (Continued) (a) Debt instruments (Continued) • Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in other gain using the effective interest rate method. Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss. • Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other income, gains or loss in the period in which it arises. (b) Equity instruments The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss. Changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

ANNUAL REPORT 2023 117 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.4 Financial assets (Continued) Recognition and measurement (Continued) (c) Impairment The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The Group recognizes or reverses the impairment provision through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial instruments and correspondingly reduce the accumulated changes in fair value included in the OCI reserves of equity. For trade receivables and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The impairment matrix is determined based on historical observed default rates over the expected life of the contract assets and trade receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. At every reporting date the historical observed default rates are updated and changes in the forward-looking estimates are analysed. Impairment on other receivables are measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit losses.

118 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.5 Share-based payments An equity-settled share-based compensation plan was granted to the employees and non-employees, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Group. The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted: • including any market performance; • excluding the impact of any service and non-market performance vesting conditions; • including the impact of any non-vesting conditions The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification. If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. 3.1.6 Tax Income tax comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income, or in other comprehensive income or in equity if it relates to items that are recognized in the same or a different period directly in other comprehensive income or in equity. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

ANNUAL REPORT 2023 119 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.6 Tax (Continued) Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

120 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.1 Material accounting policies (Continued) 3.1.6 Tax (Continued) Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. 3.2 Summary of other accounting policies 3.2.1 Principles of consolidation and equity accounting 3.2.1.1 Subsidiaries Subsidiaries are all entities (including structured entities or VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively. For the parent company’s separate financial statements, investments in subsidiaries are accounted for using the equity method.

ANNUAL REPORT 2023 121 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.1 Principles of consolidation and equity accounting (Continued) 3.2.1.2 Investments accounted for using the equity method (i) Associate An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee. Investments in associates are accounted for using the equity method of accounting. (ii) Joint ventures Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Investments in joint ventures are accounted for using the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment accounted for using the equity method include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate or a joint venture, any difference between the cost of the investment accounted for using the equity method and the Group’s share of the net fair value of the investment’s identifiable assets and liabilities is accounted for as goodwill. If the ownership interest in an associate or a joint venture is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in investment accounted for using the equity method equals or exceeds its interest in the investment, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment.

122 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.1 Principles of consolidation and equity accounting (Continued) 3.2.1.2 Investments accounted for using the equity method (Continued) (ii) Joint ventures (Continued) The Group determines at each reporting date whether there is any objective evidence that the investment accounted for using the equity method is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount adjacent to “share of loss of associate and joint venture” in the consolidated statement of comprehensive income. Profits and losses resulting from upstream and downstream transactions between the Group and its investment accounted for using the equity method are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the investment. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Gain or losses on dilution of equity interest in the investment accounted for using the equity method are recognized in the consolidated statement of comprehensive income. 3.2.2 Structured Entities A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directed by means of contractual or related arrangements. The Group determines whether it is an agent or a principal in relation to those structured entities in which the Group acts as an asset manager on management’s judgement. If an asset manager is agent, it acts primarily on behalf of others and so does not control the structured entity. It may be principal if it acts primarily for itself, and therefore controls the structured entity. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 37.

ANNUAL REPORT 2023 123 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.3 Business combination Except for business combinations under common control, the Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Acquisition-related costs are expensed as incurred. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. 3.2.4 Foreign currency translation Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the United States dollar (“US$”). RMB is the functional currency of the subsidiaries in PRC. As the major operations of the Group are within the PRC, the directors of the Company have chosen to present the Group’s financial statements in RMB (the presentation currency). Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated statements of comprehensive income. Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other income, gains or loss – net.

124 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.4 Foreign currency translation (Continued) Transactions and balances (Continued) Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income. Group companies The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet • income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and • all resulting exchange differences are recognized in other comprehensive income. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

ANNUAL REPORT 2023 125 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.5 Derivative financial instruments The Group’s derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. The gains or losses arisen from fair value changes of derivatives are recognized in profit or loss. No derivative financial instruments are designated as hedging instrument. 3.2.6 Trade receivables Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 19 for further information about the Group’s accounting for trade receivables and Note 5 and Note 3.1.4 for a description of the Group’s impairment policies. 3.2.7 Cash and cash equivalents For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. 3.2.8 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 3.2.9 Leases The Group leases various properties. Rental contracts are typically made for fixed periods of 1 to 5 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

126 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.9 Leases (Continued) Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments (including in-substance fixed payments), less any lease incentives receivable • variable lease payment that are based on an index or a rate • amounts expected to be payable by the lessee under residual value guarantees • the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and • payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of lease liability • any lease payments made at or before the commencement date less any lease incentives received • any initial direct costs, and • restoration costs. Right-of-use assets related to lease of properties are recorded under property and equipment (Note 13). Lease liabilities are recorded under trade and other payables (Note 28). Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

ANNUAL REPORT 2023 127 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.10 Property and equipment Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attribute to the acquisition of the items. Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives or, in case of a leasehold improvements, the shorter lease term as follows: Category Expected useful life Office and telecommunication equipment 3-5 years Leasehold improvements 5 years The assets’ residual values and useful lives are reviewed, and adjusted quarterly if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other income, gains or loss – net’ in the consolidated statements of comprehensive income. 3.2.11 Financial liabilities The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss. Except for derivative financial instruments (Note 3.2.5), the Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including trade and other payables, short-term borrowings, customer deposits and other financial liabilities from virtual bank, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement. Where the present obligations of financial liabilities are discharged, cancelled or when they are expired, the Group derecognises these financial liabilities. The differences between the carrying amounts and the consideration received are recognized in profit or loss. Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

128 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.12 Employee benefits (a) Pension obligations The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant. (b) Housing benefits The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period. (c) Medical benefits The Group makes monthly contributions for medical benefits to the local authorities in accordance with relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period. 3.2.13 Interest income Interest income from virtual bank is included in the revenue (Note 6). Interest income from financial assets that are held for cash management purposes is included in finance income, see finance income (Note 10) below. Interest income from financial assets at FVPL and any other interest income is included in the net gains/(losses), see other income (Note 9) below. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

ANNUAL REPORT 2023 129 Notes to the consolidated financial statements 3 Summary of accounting policy information (Continued) 3.2 Summary of other accounting policies (Continued) 3.2.14 Dividend income Dividend income is recognized when the right to receive payment is established. 3.2.15 Government grants Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate. 4 Critical accounting estimates and judgments The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the most significant effect on the amounts recognized in the financial statements. (a) Impairment of financial assets measured at amortized costs The Group applies expected credit losses model in measuring impairment of trade receivables, contract assets, other receivables, loans and advances to customers. The expected loss rates are based on the Group’s past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting period. Details of the methodology and key inputs used are disclosed in Note 5.1(b)(ii). (b) Income taxes The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilised. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits.

130 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Critical accounting estimates and judgments (Continued) (b) Income taxes (Continued) Significant items on which the Group has exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding the future financial performance of the Group. The deferred tax assets recognized as at December 31, 2022, 2023 were mainly attributable to major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, and being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilised is extended to 10 years. The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made. (c) Recognition of share-based compensation expenses As mentioned in Note 27, equity-settled share-based compensation schemes were established for the employees. The directors have used applicable models to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the relevant models. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and whether the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period. (d) Impairment of intangible assets including goodwill The Group is required to test impairment for goodwill, and intangible assets not ready for use on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds its recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (“CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.

ANNUAL REPORT 2023 131 Notes to the consolidated financial statements 4 Critical accounting estimates and judgments (Continued) (d) Impairment of intangible assets including goodwill (Continued) Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) revenue growth rates; (ii) long-term growth rate; (iii) pre-tax discount rate; and (iv) profit margin. Details of the methodology and key inputs used are disclosed in Note 14. (e) Consolidation of VIEs As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company. 5 Management of financial risk The Group’s activities expose it to a variety of financial risks: market risk (comprising currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group. 5.1 Financial risk factors (a) Market risk Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates. The Company and overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies denominated in RMB. The Group has entered into spot-forward USD/RMB derivative financial instruments to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. The Group monitors the size of foreign currency position, and manages foreign currency risk by utilizing hedging strategy.

132 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (a) Market risk (Continued) Currency risk (Continued) The subsidiaries of the Group are mainly operated in mainland China with most of the transactions settled in RMB. The Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity, after considering hedging strategy. At December 31, 2023 2022 Impact on post tax profit RMB’000 RMB’000 USD+5% (16,596) 1,752 USD -5% 16,596 (1,752) Interest rate risk Interest rate risk is the risk of an adverse impact to earnings or capital due to changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. Interest rate risk of the Group is mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in Virtual Bank Business. The sensitivity analysis on earnings and economic value is described as follows: As at December 31, 2023 RMB million HKD USD RMB Impact on earnings over the next 12 months if interest rates rise by 200 basis points (15) 3 – Impact on economic value if interest rates rise by 200 basis points (43) (3) –

ANNUAL REPORT 2023 133 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (a) Market risk (Continued) Interest rate risk (Continued) As at December 31, 2022 RMB million HKD USD RMB Impact on earnings over the next 12 months if interest rates rise by 200 basis points (9) 9 1 Impact on economic value if interest rates rise by 200 basis points (25) (1) – (b) Credit risk (i) Credit risk management The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash and time deposits over three months, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from Virtual Bank and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets as disclosed in Note 5.1 (b) (ii). To manage this risk arising from cash and cash equivalents and restricted cash and time deposits over three months, the Group mainly transacts with state-owned or reputable financial institutions in the PRC including related parties (Note 36(d)) and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions. The Group’s trade receivables and contract assets mainly arise from transactions undertaken with customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 19 and Note 6. For other receivables, management make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information.

134 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (i) Credit risk management (Continued) For financial assets measured at amortized cost from virtual bank, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring made on a revolving basis and performing periodic reviews. The credit programmes are managed on a portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantees. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated. (ii) ECL measurement For financial assets whose impairment losses are measured using expected credit loss (“ECL”) model, the Group assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows: – Stage 1: If the credit risk has not increased significantly since its initial recognition, the financial asset is included in stage 1. – Stage 2: If the credit risk has increased significantly since its initial recognition but is not yet deemed to be credit-impaired, the financial instrument is included in stage 2. The description of how the Group determines when a significant increase in credit risk has occurred is disclosed in the following section of “judgement of significant increase in credit risk”. – Stage 3: If the financial instruments are credit-impaired, the financial instrument is included in stage 3. The definition of credit-impaired financial assets is disclosed in the following section of “the definition of credit-impaired assets”. The Group considers the credit risk characteristics of different financial instruments when determining if there is significant increase in credit risk. For financial instruments with or without significant increase in credit risk, 12-month or lifetime expected credit losses are provided respectively. The expected credit loss is the result of discounting the product of Exposure at Default, Probabilities of Default and Loss given Default.

ANNUAL REPORT 2023 135 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (ii) ECL measurement (Continued) According to whether the credit risk has increased significantly or whether the assets have been impaired, the Group measures the impairment loss allowance with the expected credit losses of 12-month or the lifetime due to the credit risk characteristics of different assets. The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets. Judgement of significant increase in credit risk (“SICR”) Under IFRS 9, when considering the impairment stages for financial assets, the Group evaluates the credit risk at initial recognition and also whether there is any significant increase in credit risk for each reporting period. The Group set quantitative and qualitative criteria to judge whether there has been a SICR after initial recognition. The judgement criteria mainly includes the Probabilities of Default changes of the debtors, changes of credit risk categories and other indicators of SICR, etc.. In the judgement of whether there has been a SICR after initial recognition, the Group has not rebutted the 30 days past due as presumption of SICR. The definition of credit-impaired assets Under IFRS 9, in order to determine whether credit impairment occurs, the defined standards adopted by the Group are consistent with the internal credit risk management objectives for relevant financial assets while considering quantitative and qualitative indicators. When the Group assesses whether the debtor has credit impairment, the following factors are mainly considered: • The debtor has overdue more than 90 days after the contract payment date • The debtor has significant financial difficulties • The debtor is likely to go bankrupt or other financial restructuring • The lender gives the debtor concessions for economic or contractual reasons due to the debtor’s financial difficulties, where such concessions are normally reluctant to be made by the lender The credit impairment of financial assets may be caused by the joint effects of multiple events and may not be caused by separately identifiable event.

136 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (ii) ECL measurement (Continued) Forward-looking information The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors that affect the ability of the debtors to settle the receivables. The Group has developed macroeconomic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include country Gross Domestic Product (GDP), Consumer Price Index (CPI), Producer Price Index (PPI), Investment in Fixed Assets, and Total Retail Sales of Consumer Goods, etc. based on the statistical analysis of historical data. The Group has identified the CPI to be the most relevant factor for evaluating expected credit losses on 31 December 2023, and has also taken into account of the Hong Kong GDP and the unemployment rate in Virtual Bank operations, and accordingly adjusts the historical loss rates based on the expected changes in these factors. Credit risk exposure Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

ANNUAL REPORT 2023 137 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (ii) ECL measurement (Continued) Forward-looking information (Continued) (1) Trade receivables and contract assets As at December 31, 2023 Trade receivables Contract assets Total RMB’000 RMB’000 RMB’000 Gross carrying amount Applying simplified approach 779,458 153,204 932,662 Loss allowance Applying simplified approach 68,789 57,379 126,168 As at December 31, 2022 Trade receivables Contract assets Total RMB’000 RMB’000 RMB’000 Gross carrying amount Applying simplified approach 998,036 182,480 1,180,516 Loss allowance Applying simplified approach 57,047 59,852 116,899

Notes to the consolidated financial statements

5 Management of financial risk (Continued)

5.1 Financial risk factors (Continued)

(b) Credit risk (Continued)

(ii) *ECL measurement* (Continued)

Forward-looking information (Continued)

(1) Trade receivables and contract assets (Continued)

To measure the expected credit losses, all trade receivables and contract assets have been grouped based on shared credit risk characteristics and the aging analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The impairment loss allowance of trade receivables and contract assets applying simplified approach was determined as follows:

	As at December 31, 2023					
	Related parties	Up to 1 year	1 year to 2 year	2 year to 3 year	Above 3 years	Total
Expected loss rate	2.13%	4.56%	41.29%	77.39%	94.34%	13.53%
Gross carrying amount of trade receivables and contract assets applying simplified approach	306,636	476,215	72,327	29,615	47,869	932,662
Loss allowance of trade receivables and contract assets applying simplified approach	6,528	21,698	29,863	22,920	45,159	126,168

	As at December 31, 2022					
	Related parties	Up to 1 year	1 year to 2 year	2 year to 3 year	Above 3 years	Total
Expected loss rate	2.27%	3.33%	42.80%	68.40%	97.75%	9.90%
Gross carrying amount of trade receivables and contract assets applying simplified approach	391,221	657,723	63,170	26,482	41,920	1,180,516
Loss allowance of trade receivables and contract assets applying simplified approach	8,888	21,885	27,038	18,113	40,975	116,899

138 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 139 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (ii) ECL measurement (Continued) Credit risk exposure (Continued) (1) Trade receivables and contract assets (Continued) Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Beginning of the year (116,899) (125,318) Additions of impairment loss, net (42,102) (18,715) Recovery of amounts written off previously – (9,980) Write-off 33,402 37,156 Exchange difference (569) (42) End of the year (126,168) (116,899) (2) Other receivables Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss. The credit risk exposure of the other receivables was disclosed in Note 20(a).

140 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (ii) ECL measurement (Continued) Credit risk exposure (Continued) (3) Loans and advances to customers The following table presents the credit risk exposure of the loans and advances to customers from virtual bank. As at December 31, 2023 2022 RMB’000 RMB’000 Gross carrying amount Financial assets measured at amortized cost 3,142 44 Financial assets measured at fair value through other comprehensive income 1,902,985 1,608,402 1,906,127 1,608,446 Expected credit loss provision 61 – Expected loss rate 1.94% –

ANNUAL REPORT 2023 141 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (b) Credit risk (Continued) (ii) ECL measurement (Continued) Credit risk exposure (Continued) (3) Loans and advances to customers (Continued) Movements in the impairment loss allowance of loans and advances to customers applying three-stage approach are as follows: * 1 Financial assets measured at amortized cost For the year ended December 31, 2023 2022 RMB’000 RMB’000 Beginning of the year – (190) (Additions)/Reversals of impairment loss (61) 190 End of the year (61) – * 2 Financial assets measured at fair value through other comprehensive income For the year ended December 31, 2023 2022 RMB’000 RMB’000 Beginning of the year (11,528) (1,962) Additions of impairment loss (13,344) (10,616) Write-off 12,811 1,050 End of the year (12,061) (11,528)

142 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (c) Liquidity risk The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2023. The liquidity risk of the foreign exchange swap is managed by aligning the critical terms of such swaps with the hedged items. The table below analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows. As at December 31, 2023 Within 1 year 1 to 5 years Total RMB’000 RMB’000 RMB’000 Short-term borrowings 257,007 – 257,007 Trade and other payables 1,292,054 30,143 1,322,197 – Including: lease liabilities 24,829 30,143 54,972 Other financial liabilities from virtual bank 54,373 – 54,373 Customer deposits 2,269,261 – 2,269,261 Non-derivative financial liabilities 3,872,695 30,143 3,902,838

ANNUAL REPORT 2023 143 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.1 Financial risk factors (Continued) (c) Liquidity risk (Continued) As at December 31, 2022 Within 1 year 1 to 5 years Total RMB’000 RMB’000 RMB’000 Short-term borrowings 294,461 – 294,461 Trade and other payables 1,236,571 139,387 1,375,958 – Including: lease liabilities 50,862 47,093 97,955 Other financial liabilities from virtual bank 89,327 – 89,327 Customer deposits 1,929,183 – 1,929,183 Non-derivative financial liabilities 3,549,542 139,387 3,688,929 Gross settled (foreign currency swaps) – (inflow) (198,722) – (198,722) – outflow 208,290 – 208,290 Derivative financial liabilities 9,568 – 9,568 Total 3,559,110 139,387 3,698,497 5.2 Capital management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term. The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at December 31, 2023.

144 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.3 Fair value estimation Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques. The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets measured at fair value through other comprehensive income. Determination of fair value and fair value hierarchy All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The levels of the fair value hierarchy are as follows: (a) Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”); (b) Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and (c) Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”). The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value. For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

ANNUAL REPORT 2023 145 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.3 Fair value estimation (Continued) Determination of fair value and fair value hierarchy (Continued) For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from virtual bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered. For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

146 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.3 Fair value estimation (Continued) Determination of fair value and fair value hierarchy (Continued) The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities: As at December 31, 2023 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets measured at fair value Financial assets at fair value through profit or loss (Note 22) – 925,204 – 925,204 Financial assets measured at fair value through other comprehensive income (Note 17) 319,949 – 1,906,189 2,226,138 Derivative financial assets (Note 32) – 38,008 – 38,008 As at December 31, 2022 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets measured at fair value Financial assets at fair value through profit or loss (Note 22) – 690,627 – 690,627 Financial assets measured at fair value through other comprehensive income (Note 17) 442,935 – 1,611,606 2,054,541 Derivative financial assets (Note 32) – 56,363 – 56,363 Financial liabilities Derivative financial liabilities (Note 32) – 9,568 – 9,568

ANNUAL REPORT 2023 147 Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.3 Fair value estimation (Continued) Determination of fair value and fair value hierarchy (Continued) For the years ended December 31, 2022 and 2023, there were no transfers among different levels of fair values measurement. Movements of Level 3 financial instruments measured at fair value are as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Beginning of the year 1,611,606 1,107,340 Additions, net 295,287 506,620 Losses recognized in other comprehensive income (789) (1,678) Gain/(losses) recognized in profit or loss 85 (676) End of the year 1,906,189 1,611,606 Valuation inputs and relationships to fair value The following table summarises main quantitative and qualitative information about the significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income. The impact of changes in unobservable inputs for other level 3 fair value measurement was immaterial. Range of inputs Unobservable inputs 2023 2022 Financial assets measured at fair value through other comprehensive income – Loans and advances to customers from virtual bank Discount rate 7.09% – 10.29% 5.66% – 9.30% Prepayment ratio 0.36% 0.34% – 0.38%

148 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Management of financial risk (Continued) 5.3 Fair value estimation (Continued) Valuation inputs and relationships to fair value (Continued) The analysis below is performed for reasonably possible movements in unobservable inputs with all other variables held constant, showing the impact on the assets and other comprehensive income. Impact on the assets and other comprehensive income Unobservable inputs 2023 2022 – Loans and advances to customers from virtual bank Discount rate +5% (8,845) (5,941) -5% 8,926 5,975 Prepayment ratio +5% (315) (283) -5% 315 283 6 Segment information and revenue 6.1 Description of segments and principal activities Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, they review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports. The Group has the following reportable segments for the year ended December 31, 2023: – Technology Solutions – Virtual Bank Business

ANNUAL REPORT 2023 149 Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.1 Description of segments and principal activities (Continued) As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented. Year ended December 31, 2023 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 Revenue 145,917 3,533,276 (11,685) 3,667,508 Cost of revenue (134,214) (2,195,574) 11,685 (2,318,103) Gross profit 11,703 1,337,702 – 1,349,405 Research and development expenses – (955,201) – (955,201) Selling and marketing expenses (33,739) (241,612) – (275,351) General and administrative expenses (129,842) (375,128) – (504,970) Net impairment losses on financial and contract assets (13,406) (40,544) – (53,950) Other income, gains or loss-net 2,672 69,183 – 71,855 Operating loss (162,612) (205,600) – (368,212) Finance income – 29,580 – 29,580 Finance costs (446) (20,086) – (20,532) Finance costs – net (446) 9,494 – 9,048 Share of gain of associate and joint venture – 4,607 – 4,607 Impairment charges on associate – (7,157) – (7,157) Loss before income tax (163,058) (198,656) – (361,714)

150 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements Year ended December 31, 2023 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 ASSETS Segment Assets 2,994,772 5,399,653 (1,383,504) 7,010,921 Goodwill – 289,161 – 289,161 Deferred income tax assets – 768,276 – 768,276 Total assets 2,994,772 6,457,090 (1,383,504) 8,068,358 LIABILITIES Segment Liabilities 2,388,056 2,754,711 (24,280) 5,118,487 Deferred income tax liabilities – 2,079 – 2,079 Total Liabilities 2,388,056 2,756,790 (24,280) 5,120,566 Other segment information Depreciation of property and equipment 6,179 68,729 – 74,908 Amortization of intangible assets 34,687 91,746 – 126,433 Additions of non-current assets except for goodwill and deferred income tax assets 23,549 35,532 – 59,081 6 Segment information and revenue (Continued) 6.1 Description of segments and principal activities (Continued)

ANNUAL REPORT 2023 151 Notes to the consolidated financial statements Year ended December 31, 2022 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 Revenue 106,540 4,360,546 (3,084) 4,464,002 Cost of revenue (56,716) (2,775,354) 3,084 (2,828,986) Gross profit 49,824 1,585,192 – 1,635,016 Research and development expenses (18,276) (1,399,415) – (1,417,691) Selling and marketing expenses (41,408) (369,948) – (411,356) General and administrative expenses (114,546) (710,165) – (824,711) Net impairment losses on financial and contract assets (10,616) (23,023) – (33,639) Other income, gains or loss-net (544) 71,362 – 70,818 Operating loss (135,566) (845,997) – (981,563) Finance income – 14,709 – 14,709 Finance costs (354) (36,819) – (37,173) Finance costs – net (354) (22,110) – (22,464) Share of gain of associate and joint venture – 24,852 – 24,852 Impairment charges on associate – (10,998) – (10,998) Loss before income tax (135,920) (854,253) – (990,173) 6 Segment information and revenue (Continued) 6.1 Description of segments and principal activities (Continued)

152 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements Year ended December 31, 2022 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 ASSETS Segment Assets 2,851,885 6,330,769 (1,355,392) 7,827,262 Goodwill – 289,161 – 289,161 Deferred income tax assets – 765,959 – 765,959 Total assets 2,851,885 7,385,889 (1,355,392) 8,882,382 LIABILITIES Segment Liabilities 2,093,126 3,521,957 (15,952) 5,599,131 Deferred income tax liabilities – 5,196 – 5,196 Total Liabilities 2,093,126 3,527,153 (15,952) 5,604,327 Other segment information Depreciation of property and equipment 13,191 106,118 – 119,309 Amortization of intangible assets 26,909 135,212 – 162,121 Additions of non-current assets except for goodwill and deferred income tax assets 45,737 98,740 – 144,477 6 Segment information and revenue (Continued) 6.1 Description of segments and principal activities (Continued)

ANNUAL REPORT 2023 153 Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.2 Revenue (a) Disaggregation of revenue from contracts with customers For the year ended December 31, 2023 2022 RMB’000 RMB’000 – Technology Solutions Implementation 834,620 861,820 Transaction based and support revenue – Operation support services 861,056 1,140,727 – Business origination services 132,112 383,723 – Risk management services 320,462 414,849 – Cloud services platform 1,245,952 1,315,819 – Post-implementation support services 52,012 50,983 – Others 75,377 189,541 3,521,591 4,357,462

154 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.2 Revenue (Continued) (a) Disaggregation of revenue from contracts with customers (Continued) Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below: At a point in time Over time Total Year ended December 31, 2023 Implementation 37,804 796,816 834,620 Transaction based and support revenue – Operation support services 240,366 620,690 861,056 – Business origination services 132,112 – 132,112 – Risk management services 320,462 – 320,462 – Cloud services platform – 1,245,952 1,245,952 – Post-implementation support services – 52,012 52,012 – Others 75,285 92 75,377 806,029 2,715,562 3,521,591 At a point in time Over time Total Year ended December 31, 2022 Implementation 36,266 825,554 861,820 Transaction based and support revenue – Operation support services 376,784 763,943 1,140,727 – Business origination services 383,723 – 383,723 – Risk management services 414,849 – 414,849 – Cloud services platform – 1,315,819 1,315,819 – Post-implementation support services – 50,983 50,983 – Others 189,366 175 189,541 1,400,988 2,956,474 4,357,462 During the years ended December 31, 2022 and 2023, the Group mainly operated in the PRC and most of the revenue were generated in PRC.

ANNUAL REPORT 2023 155 Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.2 Revenue (Continued) (a) Disaggregation of revenue from contracts with customers (Continued) The major customers which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2022 and 2023 are listed as below: For the year ended December 31, 2023 2022 % of total revenue % of total revenue Ping An Group and its subsidiaries 57.02% 56.60% Lufax Holding Ltd (“Lufax” and its subsidiaries) 7.46% 10.29% 64.48% 66.89% (b) Interest and commission income For the year ended December 31, 2023 2022 RMB’000 RMB’000 – Virtual Bank Business Interest and commission income 145,917 106,540

156 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.2 Revenue (Continued) (c) Contract assets and liabilities The Group has recognized the following revenue-related contract assets and liabilities: At December 31, 2023 2022 RMB’000 RMB’000 Contract assets – Implementation 137,566 163,769 – Transaction based and support 15,638 18,711 – Business origination services – 1,404 – Operation support services 12,149 12,085 – Post implementation support services 3,489 5,222 153,204 182,480 Less: Impairment loss allowance – Implementation (50,712) (52,385) – Transaction based and support (6,667) (7,467) – Operation support services (4,750) (4,779) – Post implementation support services (1,917) (2,688) (57,379) (59,852) 95,825 122,628

ANNUAL REPORT 2023 157 Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.2 Revenue (Continued) (c) Contract assets and liabilities (Continued) At December 31, 2023 2022 RMB’000 RMB’000 Contract liabilities – Implementation 37,427 42,014 – Transaction based and support 118,262 144,613 – Post implementation support services 10,609 21,679 – Risk management services 18,801 20,997 – Operation support services 69,825 87,562 – Others 19,027 14,375 155,689 186,627 Less: Non-current contract liabilities (17,126) (19,977) 138,563 166,650 During the years ended December 31, 2022 and 2023, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years. (i) Revenue recognized in relation to contract liabilities For the year ended December 31, Revenue recognized in relation to 2023 2022 contract liabilities RMB’000 RMB’000 Revenue recognized that was included in the contract liability balance at the beginning of the year 166,650 153,844

158 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 6 Segment information and revenue (Continued) 6.2 Revenue (Continued) (c) Contract assets and liabilities (Continued) (ii) Remaining performance obligations of long-term contracts For the year ended December 31, Remaining performance obligations 2023 2022 of long-term contracts RMB’000 RMB’000 Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year Expected to be recognized within one year 386,278 670,991 Expected to be recognized in one to two years 112,605 237,126 Expected to be recognized in two to three years 38,900 99,208 Expected to be recognized beyond three years 13,992 44,365 551,775 1,051,690 The remaining performance obligations disclosed above represent implementation, post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

ANNUAL REPORT 2023 159 Notes to the consolidated financial statements 7 Expenses by nature For the year ended December 31, 2023 2022 RMB’000 RMB’000 Technology service fees 1,689,549 2,261,498 Employee benefit expenses (Note 8) 1,302,848 1,601,989 Outsourcing labor costs 426,148 528,582 Amortization of intangible assets (Note 14) 126,433 162,121 Depreciation of property and equipment (Note 13) 74,908 119,309 Purchase costs of products 60,902 183,956 Business origination fees to channel partners 53,419 251,427 Travelling expenses 40,633 38,873 Marketing and advertising fees 38,183 50,246 Professional service fees 32,564 50,596 Auditor’s remuneration – Audit related 17,961 16,501 – Non-audit 1,693 3,150 Impairment loss of intangible assets (Note 14) 5,851 10,208 Listing expenses – 69,857 Others 182,533 134,431 Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses 4,053,625 5,482,744

160 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 7 Expenses by nature (Continued) For the year ended December 31, 2023 2022 RMB’000 RMB’000 Research and development costs – Employee benefit expenses 351,475 469,320 – Technology service fees 597,244 946,700 – Amortization of intangible assets 4,438 6,282 – Depreciation of property and equipment 7,023 14,168 – Impairment loss of intangible assets 2,004 3,837 – Others 14,726 22,334 – Amounts incurred 976,910 1,462,641 Less: capitalized – Employee benefit expenses (3,892) (19,827) – Technology service fees (17,817) (25,123) (21,709) (44,950) 955,201 1,417,691 8 Employee benefit expenses (a) Employee benefit expenses are as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Wages and salaries 971,060 1,235,714 Welfare and other benefits 319,671 353,099 Share-based payments (Note 27) 12,117 13,176 1,302,848 1,601,989

ANNUAL REPORT 2023 161 Notes to the consolidated financial statements 8 Employee benefit expenses (Continued) (b) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2022 and 2023 include 3 and 1 directors, whose emoluments are reflected in the analysis shown in Note 39. The emoluments payable to the remaining 2 and 4 individuals during the years ended December 31, 2022 and 2023 are as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Basic salaries, housing allowances, other allowances and benefits in kind 7,513 4,441 Pension 225 108 Performance related bonuses 4,248 2,039 Share-based payments 3,573 2,824 15,559 9,412 The emoluments fell within the following bands: For the year ended December 31, 2023 2022 Emolument bands (in HKD) HKD 3,500,001 – HKD4,000,000 1 – HKD 4,000,001 – HKD4,500,000 2 – HKD 4,500,001 – HKD5,000,000 1 1 HKD 5,000,001 – HKD5,500,000 – – HKD 5,500,001 – HKD6,000,000 – 1 4 2 During the years ended 31 December 2023 and 2022, no director or the five highest paid individuals received any emolument from the Group as an inducement to join or leave the Group or as compensation for loss of office.

162 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 9 Other income, gains or loss – net For the year ended December 31, 2023 2022 RMB’000 RMB’000 Net foreign exchange (loss) (11,171) (312,843) Government grants and tax rebates (Note a) 41,454 58,013 Net gain on financial assets at fair value through profit or loss 20,007 30,687 Loss on disposal of property and equipment and intangible asset (6,058) (6,198) Remeasurement of redemption liability (Note 28(ii)) – 37,874 Net gain on derivatives 30,592 262,769 Others (2,969) 516 71,855 70,818 (a) Government grants and tax rebates Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies. For the year ended December 31, 2023 2022 RMB’000 RMB’000 Government grants 23,922 27,421 – Technology development incentives 12,906 10,493 – Operation subsidies 11,016 16,928 Tax rebates 17,532 30,592 41,454 58,013

ANNUAL REPORT 2023 163 Notes to the consolidated financial statements 10 Finance costs – net For the year ended December 31, 2023 2022 RMB’000 RMB’000 Finance income Interest income on bank deposits 29,580 14,709 Finance costs Interest expense on borrowings (12,073) (17,303) Interest expense on lease liabilities (3,448) (7,578) Interest expense on redemption liability (4,014) (10,287) Bank charges (997) (2,005) (20,532) (37,173) 9,048 (22,464) 11 Income tax (expense)/benefit The income tax (expense)/benefit of the Group for the years ended December 31, 2022 and 2023 is analyzed as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Current income tax (15,196) (25,259) Deferred income tax 5,434 87,406 Income tax (expense)/benefit (9,762) 62,147

164 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 11 Income tax (expense)/benefit (Continued) The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Loss before income tax 361,714 990,173 Tax calculated at PRC statutory income tax rate of 25% 90,429 247,543 Differential of income tax rates applicable to subsidiaries (36,590) (119,211) Expense not deductible for tax purposes (3,863) (5,659) Incomes not subject to tax 191 542 Tax losses and temporary differences for which no deferred income tax asset was recognized (73,942) (73,690) Additional deductible allowance for research and development expenses 12,474 10,164 Utilization of previously unrecognized tax losses 1,539 2,458 Income tax (expense)/benefit (9,762) 62,147 The unused tax losses for the years ended December 31, 2022 and 2023 is analyzed as follows: At December 31, 2023 2022 RMB’000 RMB’000 Unused tax losses for which no deferred tax asset has been recognized 2,695,910 2,248,748

Notes to the consolidated financial statements

11 Income tax (expense)/benefit (Continued)

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2022 and 2023 are listed as follows:

	At December 31, 2023 RMB'000	2022 RMB'000
Year 2023	–	118,796
Year 2024	419,866	419,866
Year 2025	83,576	83,576
Year 2026	208,346	208,346
Year 2027	67,745	67,745
Year 2028	113,129	1,826
Year 2029	7,149	7,149
Year 2030	8,049	8,049
Year 2031	56,195	56,195
Year 2032	122,036	122,036
Year 2033	220,273	–

(a) PRC Enterprise Income Tax ("EIT")

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology, OneConnect Cloud Technology, Shenzhen OneConnect Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of "High and New Technology Enterprise" and were entitled to a preferential income tax rate of 15%.

Shenzhen OneConnect Technology and OneConnect Cloud Technology as subsidiaries of the Group, were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15%.

(b) Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

ANNUAL REPORT 2023 165

166 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 11 Income tax (expense)/benefit (Continued) (c) Hong Kong Income Tax The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2022 and 2023. (d) Singapore Income Tax The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2022 and 2023. (e) Indonesia Income Tax The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the year ended December 31, 2022 and 2023. (f) Malaysia Income Tax The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2022 and 2023. (g) Philippines Income Tax The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2022 and 2023. (h) PRC Withholding Tax According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as at December 31, 2022 and 2023 respectively.

ANNUAL REPORT 2023 167 Notes to the consolidated financial statements 12 Loss per share Year ended December 31, 2023 2022 RMB’000 RMB’000 Net loss for the year attributable to owners of the Company (362,715) (872,274) Weighted average number of ordinary shares in issue (in ’000 shares) 1,089,589 1,094,748 Basic loss per share (RMB yuan) (0.33) (0.80) Diluted loss per share (RMB yuan) (0.33) (0.80) Basic loss per ADS (RMB yuan) (Note) (9.99) (23.90) Diluted loss per ADS (RMB yuan) (Note) (9.99) (23.90) Note: One ADS represent thirty ordinary shares of the Company. Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2022 and 2023. Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2022 and 2023, taking into account the shares held for share incentive scheme purpose, were 1,089,589,125 shares, 1,089,589,125 shares, respectively. The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 27) for the years ended December 31, 2022 and 2023, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2022 and 2023 were the same as basic loss per share for the years.

Notes to the consolidated financial statements

13 Property and equipment

	Office and telecommunication equipment RMB'000	Right-of-use properties RMB'000	Leasehold improvements RMB'000	Total RMB'000
Year ended December 31, 2023				
Opening net book amount	41,855	89,574	19,972	151,401
Additions	2,987	21,612	2,994	27,593
Disposals, net	(877)	(17,718)	(696)	(19,291)
Depreciation charge	(18,761)	(45,082)	(11,065)	(74,908)
Exchange difference	42	186	53	281
Closing net book amount	25,246	48,572	11,258	85,076
As at December 31, 2023				
Cost	111,470	303,092	118,384	532,946
Accumulated depreciation	(83,610)	(255,879)	(106,441)	(445,930)
Exchange difference	(2,614)	1,359	(685)	(1,940)
Net book amount	25,246	48,572	11,258	85,076
As at January 1, 2022				
Cost	126,626	461,605	108,805	697,036
Accumulated depreciation	(65,102)	(316,267)	(65,625)	(446,994)
Exchange difference	(3,076)	(1,337)	(1,217)	(5,630)
Net book amount	58,448	144,001	41,963	244,412
Year ended December 31, 2022				
Opening net book amount	58,448	144,001	41,963	244,412
Additions	15,481	76,534	6,585	98,600
Disposals, net	(9,467)	(57,952)	(8,292)	(75,711)
Depreciation charge	(23,027)	(75,519)	(20,763)	(119,309)
Exchange difference	420	2,510	479	3,409
Closing net book amount	41,855	89,574	19,972	151,401
As at December 31, 2022				
Cost	120,373	358,173	115,390	593,936
Accumulated depreciation	(75,862)	(269,772)	(94,680)	(440,314)
Exchange difference	(2,656)	1,173	(738)	(2,221)
Net book amount	41,855	89,574	19,972	151,401

168 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 169 Notes to the consolidated financial statements 13 Property and equipment (Continued) During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows: Year ended December 31, 2023 2022 RMB’000 RMB’000 Cost of revenue 6,747 2,750 Research and development expenses 7,023 14,168 Selling and marketing expenses 4,306 4,814 General and administrative expenses 56,832 97,577 74,908 119,309 Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

Notes to the consolidated financial statements

14 Intangible assets

	Application and platform								
	Contributed by Ping An Group RMB'000	Developed internally RMB'000	Acquired RMB'000	Purchased Software RMB'000	Development costs in progress RMB'000	Goodwill RMB'000	Business license RMB'000	Others RMB'000	Total RMB'000
Year ended December 31, 2023									
Opening net book amount	–	176,206	–	12,821	29,179	289,161	61,026	2,043	570,436
Additions	–	–	–	9,779	21,709	–	–	–	31,488
Write-off	–	(1,400)	–	–	(4,451)	–	–	–	(5,851)
Transfer	–	30,764	–	–	(30,764)	–	–	–	–
Amortization	–	(77,975)	–	(15,509)	–	–	(30,906)	(2,043)	(126,433)
Exchange differences	–	1,265	–	138	328	–	–	–	1,731
Closing net book amount	–	128,860	–	7,229	16,001	289,161	30,120	–	471,371
As at December 31, 2023									
Cost	690,910	802,696	61,078	159,513	15,193	289,161	155,492	80,263	2,254,306
Accumulated amortization	(690,910)	(680,040)	(61,078)	(152,394)	–	–	(125,372)	(80,263)	(1,790,057)
Exchange differences	–	6,204	–	110	808	–	–	–	7,122
Net book amount	–	128,860	–	7,229	16,001	289,161	30,120	–	471,371
Year ended December 31, 2022									
Opening net book amount	–	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194
Additions	–	–	–	927	44,950	–	–	–	45,877
Write-off	–	(6,371)	–	–	(3,837)	–	–	–	(10,208)
Transfer	–	58,528	–	–	(58,528)	–	–	–	–
Amortization	–	(110,801)	(2,231)	(15,729)	–	–	(31,315)	(2,045)	(162,121)
Exchange differences	–	7,907	–	582	1,205	–	–	–	9,694
Closing net book amount	–	176,206	–	12,821	29,179	289,161	61,026	2,043	570,436
As at December 31, 2022									
Cost	690,910	773,332	61,078	149,734	28,699	289,161	155,492	80,263	2,228,669
Accumulated amortization	(690,910)	(602,065)	(61,078)	(136,885)	–	–	(94,466)	(78,220)	(1,663,624)
Exchange differences	–	4,939	–	(28)	480	–	–	–	5,391
Net book amount	–	176,206	–	12,821	29,179	289,161	61,026	2,043	570,436

170 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 171 Notes to the consolidated financial statements 14 Intangible assets (Continued) The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2023, impairment charge of RMB3,847,000 and RMB2,004,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge was charged against development costs for certain intangible assets developed internally, following a decision to reduce the output of certain products in 2023. During the years ended December 31, 2022 and 2023, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows: Year ended December 31, 2023 2022 Amortization of intangible assets RMB’000 RMB’000 Cost of revenue 114,512 146,466 Research and development expenses 4,438 6,282 General and administrative expenses 7,483 9,373 126,433 162,121 (a) Impairment tests for goodwill Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019. The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the year ended December 31, 2022 and 2023, the goodwill is regarded as attributable to the CGU of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts. The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group covering a five-year period, after considering the current and historical business performance, the future business plan and market data. Cash flows beyond the five-year period are extrapolated using the estimated long term growth rates stated below.

172 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 14 Intangible assets (Continued) (a) Impairment tests for goodwill The significant assumptions used for value-in-use calculations are as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Revenue growth rate -10%–13% -15%–13% Profit margin -2%–14% -15%–10% Long term growth rate 2% 2% Pre-tax discount rate 19.73% 17.50% Recoverable amount of the CGU exceeding its carrying amount (RMB’000) 1,153,821 781,499 The following table sets forth the impact of reasonable possible changes in absolute value in each of the significant assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated. Recoverable amount of the CGU exceeding its carrying amount Year ended December 31, 2023 2022 Possible changes of significant assumptions RMB’000 RMB’000 Revenue growth rate decrease by 5% 597,067 373,790 Profit margin decrease by 1% 886,786 459,556 Long term growth rate decrease by 1% 1,039,101 669,058 Pre-tax discount rate increase by 1% 989,962 616,950

Notes to the consolidated financial statements

15 Investments accounted for using the equity method

(a) Investment in associate

	For the year ended December 31,	
	2023	2022
	RMB'000	RMB'000
At beginning of year	199,200	184,907
Share of gain of associate	7,157	25,291
Impairment charges on associate	(7,157)	(10,998)
Disposal	(199,200)	–
At end of the year	–	199,200

(i) On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. ("Puhui Lixin") with Pingan Puhui Enterprise Management Co., Ltd. ("Puhui Management"), a subsidiary of Lufax, by investing a capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 into Puhui Lixin. On February 20, 2020, Puhui Management made another additional capital injection of RMB40,000,000 into Puhui Lixin. Accordingly, the Group's equity interests in the investee were diluted from 35% to 31.82%, resulting in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 into Puhui Lixin, and the Group's equity interests in the investee were increased to 40%.

On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group's 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin. The transaction has been approved by the extraordinary general meeting and completed in 2023.

ANNUAL REPORT 2023 173

174 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 15 Investments accounted for using the equity method (Continued) (a) Investment in associate (Continued) (ii) Summarised financial information for associate As at December 31, 2023 2022 Summarised balance sheet RMB’000 RMB’000 Total assets * 1,686,575 Total liabilities * (1,230,475) Net assets * 456,100 For the year ended December 31, 2023 2022 Summarised income statement RMB’000 RMB’000 Operating income * 144,762 Profit or loss from continuing operations * 63,228 Group’s share % * 40% Group’s share in net assets * 182,440 Goodwill * 27,758 * 210,198 Less: impairment charges on associate * (10,998) Carrying amount * 199,200 * 2023 information not presented as the associate was disposed of as described above.

Notes to the consolidated financial statements

15 Investments accounted for using the equity method (Continued)

(b) Investment in joint venture

	For the year ended December 31,	
	2023	2022
	RMB'000	RMB'000
At beginning of year	–	439
Additions	2,550	–
Share of losses of joint venture	(2,550)	(439)
At end of the year	–	–

On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. ("SBI Japan") with SBI Holdings, Inc., ("SBI") by investing a capital of RMB4,321,000 (JPY65,100,000), and held the equity interest as to 31%. The Group shares control with SBI and accounts for the investment as a joint venture. In October 2021, the Company disposed of the investment to SBI at no consideration as it was fully impaired considering accumulated losses.

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. ("Open Portal Guangxi") with Digital Guangxi Group Co., Ltd. ("Digital Guangxi") on April 10, 2020. The Group made a capital injection of RMB2,040,000 in 2020 and additional capital injection of RMB2,550,000 in 2023. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions on major operational and financial activities require the unanimous consent of the Group and Digital Guangxi pursuant to the provisions of the article of association of Open Portal Guangxi.

ANNUAL REPORT 2023 175

176 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 16 Financial instruments by category The Group holds the following financial instruments: As at December 31, 2023 2022 Note RMB’000 RMB’000 Financial assets Financial assets at amortized cost – Trade receivables 19 710,669 940,989 – Prepayments and other receivables (excluding non-financial asset items) 20 661,123 816,179 – Financial assets measured at amortized cost from virtual bank 21 3,081 44 – Restricted cash and time deposits over three months 23 447,564 343,814 – Cash and cash equivalents 24 1,379,473 1,907,776 Financial assets measured at fair value through other comprehensive income (FVOCI) 17 2,226,138 2,054,541 Financial assets at fair value through profit or loss (FVPL) 22 925,204 690,627 Derivative financial asset – Held at FVPL 32 38,008 56,363 Total 6,391,260 6,810,333 Financial liabilities Liabilities at amortized cost – Trade and other payables (excluding non-financial liability items) 28 1,318,449 1,355,329 – Short-term borrowings 29 251,732 289,062 – Customer deposits 30 2,261,214 1,929,183 – Other financial liabilities from virtual bank 31 54,373 89,327 Derivative financial liability – Held at FVPL 32 – 9,568 Total 3,885,768 3,672,469

ANNUAL REPORT 2023 177 Notes to the consolidated financial statements 17 Financial assets measured at fair value through other comprehensive income As at December 31, 2023 2022 RMB’000 RMB’000 Loans and advances to customers 1,902,985 1,608,402 Equity securities (Note a) 3,204 3,204 Debt securities 319,949 442,935 2,226,138 2,054,541 Less: Non-current financial asset measured at fair value through other comprehensive income (1,372,685) (821,110) 853,453 1,233,431 (a) On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算 中心股份有限公司) at a consideration of RMB5,000,000. The fair value change of the equity interest was recognized in other comprehensive income.

178 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 18 Leases (a) Amounts recognized in the consolidated balance sheet As at December 31, 2023 2022 RMB’000 RMB’000 Right-of-use assets (Note 13) – Properties 48,572 89,574 Lease liabilities (Note 28) – Non current 28,283 44,553 – Current 22,941 47,030 51,224 91,583 Additions to the right-of-use assets during the years ended December 31, 2022 and 2023 were RMB76,534,000 and RMB21,612,000, respectively. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2022 and 2023 was 4.79% and 4.26%. (b) Amounts recognized in the consolidated statement of profit or loss For the year ended December 31, 2023 2022 RMB’000 RMB’000 Depreciation charge of right-of-use assets 45,082 75,519 Interest expenses (included in finance cost) 3,448 7,578 48,530 83,097 The total cash outflow for leases in 2022 and 2023 were RMB79,618,000 and RMB67,180,000, respectively. Expenses recognized in relation to short-term leases for the years ended December 31, 2022 and 2023 amounted to RMB2,884,000, and RMB6,258,000, respectively.

ANNUAL REPORT 2023 179 Notes to the consolidated financial statements 19 Trade receivables As at December 31, 2023 2022 RMB’000 RMB’000 Trade receivables 779,458 998,036 Less: impairment loss allowance (Note 5.1(b)) (68,789) (57,047) 710,669 940,989 Trade receivables and their aging analysis, based on recognition date, are as follows: As at December 31, 2023 2022 RMB’000 RMB’000 Up to 1 year 694,157 932,479 1 to 2 years 55,187 42,752 2 to 3 years 21,103 13,857 Above 3 years 9,011 8,948 779,458 998,036

180 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 20 Prepayments and other receivables As at December 31, 2023 2022 RMB’000 RMB’000 Deposit receivable * 625,371 776,481 Value-added-tax deductible 188,501 143,338 Advance to suppliers 49,492 71,755 Advance to staff 13,238 47,332 Receivables for value-added-tax paid on behalf of wealth management products – 455 Others 41,471 46,519 Less: impairment loss allowance (5,719) (7,276) 912,354 1,078,604 Less: Non-current portion of other receivables (6,663) – 905,691 1,078,604 * Deposit receivable mainly represents deposit paid to the Group’s service vendors according to the contractual agreements and such receivables will contractually be repaid within one year. (a) Movements in the impairment loss allowance of prepayments and other receivables are as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Beginning of the year (7,276) (2,968) Reversals/(Additions) 1,557 (4,308) End of the year (5,719) (7,276)

ANNUAL REPORT 2023 181 Notes to the consolidated financial statements 21 Financial assets measured at amortized cost from virtual bank As at December 31, 2023 2022 RMB’000 RMB’000 Loans and advances to customers 3,142 44 Less: expected credit loss provision (61) – 3,081 44 The balance represents financial assets measured at amortized cost carried out by OneConnect Bank, a wholly owned subsidiary from the Group, since 2020. 22 Financial assets at fair value through profit or loss As at December 31, 2023 2022 RMB’000 RMB’000 Wealth management products 925,204 690,627 As at December 31, 2022 and 2023, out of the wealth management products which the Group invested in, RMB690,627,000 and RMB532,147,000 were managed by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

182 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 23 Restricted cash and time deposits over three months As at December 31, 2023 2022 RMB’000 RMB’000 Restricted bank deposits 39,005 198,320 Accrued interests 446 1,238 Time deposits with initial terms over three months 413,432 144,256 452,883 343,814 Less: Non-current restricted cash (5,319) – 447,564 343,814 As at December 31, 2022, RMB192,989,000 (USD27,710,000) were pledged for currency swaps, and RMB5,331,000 was pledged for business guarantee. As at December 31, 2023, RMB22,594,000 (USD3,190,000) were pledged for currency swaps, and RMB16,412,000 was pledged for business guarantee.

ANNUAL REPORT 2023 183 Notes to the consolidated financial statements 24 Cash and cash equivalents As at December 31, 2023 2022 RMB’000 RMB’000 Cash on hand 12 12 Cash at central bank 134,486 214,768 Cash at banks 1,244,975 1,692,996 1,379,473 1,907,776 At December 31, 2023 2022 RMB’000 RMB’000 USD 771,502 313,559 RMB 379,629 1,045,135 HKD 210,492 530,861 SGD 5,796 13,821 IDR 941 1,680 MYR 4 1,585 PHP 11,109 1,135 1,379,473 1,907,776

184 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 25 Share capital Number of shares USD Authorized Ordinary shares of USD0.00001 at December 31, 2022 and 2023 5,000,000,000 50,000 Number of shares USD Equivalent to RMB Issued Ordinary shares of USD0.00001 at December 31, 2017 900,000,000 9,000 59,838 Newly issued ordinary shares (Note a) 99,999,999 1,000 6,331 Ordinary shares of USD0.00001 at December 31, 2018 999,999,999 10,000 66,169 Newly issued ordinary shares (Note b) 3,720,665 37 257 Newly issued ordinary shares upon initial public offering (Note c) 93,600,000 936 6,549 Ordinary shares of USD0.00001 at December 31, 2019 1,097,320,664 10,973 72,975 Newly issued ordinary shares (Note d) 72,660,000 727 5,033 Surrendered ordinary shares (Note e) (3) – – Ordinary shares of USD0.00001 at December 31, 2020 1,169,980,661 11,700 78,008 Surrendered ordinary shares (Note f) (8) – – Ordinary shares of USD0.00001 at December 31, 2021, 2022 and 2023 1,169,980,653 11,700 78,008

ANNUAL REPORT 2023 185 Notes to the consolidated financial statements 25 Share capital (Continued) (a) The Company completed its Round A investments (“Round A Investments”) in April 2018 with 12 investors. 99,999,999 ordinary shares were issued to the Round A Investors at a price of USD7.5 per share for an aggregate consideration of approximately USD750 million (approximately RMB4,750,965,000). These shares rank pari passu in all respects with the shares then in issue. (b) On March 11, 2019, the Company issued 1,748,501 ordinary shares to National Dream Limited, the offshore entity of Vantage Point Technology, for a total subscription price of USD13,114,000 (approximately RMB88,030,000) pursuant to a share subscription agreement entered into in July 2018. On November 26, 2019, the Company issued 1,267,520 ordinary shares to Great Lakes Limited, the offshore entity of View Foundation’s selling shareholder, for a total subscription price of USD9,506,400 (approximately RMB66,877,000) pursuant to a share subscription agreement entered into in August, 2019. On November 27, 2019, the Company issued 563,714 and 140,930 ordinary shares to Blossom View Limited and Gold Planning Limited, respectively, which are the offshore entities designated by certain selling shareholders of BER Technology, for a total subscription price of USD5,284,830 (approximately RMB37,175,000) pursuant to a share subscription agreement entered into in September, 2019. (c) On December 13, 2019, the Company completed its IPO on the New York Stock Exchange. In the offering, 31,200,000 ADSs, representing 93,600,000 ordinary shares, were newly issued. (d) On January 14, 2020, the over-allotment options for the IPO were partially exercised and an addition of 3,520,000 ADSs were newly issued, which represented 10,560,000 ordinary shares. On August 17, 2020, the Company completed its underwritten public offerings of 18,000,000 ADSs issued and 2,700,000 ADSs issued pursuant to the over-allotment options, which totally represented 62,100,000 ordinary shares. (e) On December 11, 2020 and December 24, 2020, the Company bought back and cancelled 3 ordinary shares from Round A Investors. (f) On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors.

Notes to the consolidated financial statements

26 Other reserves

	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
Other comprehensive income						
– Foreign currency translation differences	–	–	–	26,216	–	26,216
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	500	500
Share-based payments:						
– Value of employee services and business cooperation arrangements (Note 27)	–	–	14,497	–	–	14,497
Transactions with equity holders:						
– Transactions with non-controlling interests	–	–	–	–	(4,434)	(4,434)
As at December 31, 2023	1,200,000	9,627,159	224,100	166,687	(228,095)	10,989,851
As at January 1, 2022	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631
Other comprehensive income						
– Foreign currency translation differences	–	–	–	426,145	–	426,145
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	5,324	5,324
Share-based payments:						
– Value of employee services and business cooperation arrangements (Note 27)	–	–	13,361	–	–	13,361
– exercise of shares under share option Scheme	–	–	331	–	–	331
– Vesting of shares under Restricted Share Unit Scheme	–	–	(4,720)	–	–	(4,720)
As at December 31, 2022	1,200,000	9,627,159	209,603	140,471	(224,161)	10,953,072

186 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 187 Notes to the consolidated financial statements 27 Share-based payments For the purpose of establishing the Group’s share incentive scheme, a special purpose vehicle was set up in 2017 to indirectly hold ordinary shares of the Company. As the Company has the power to govern the relevant activities of the special purpose vehicle and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate the special purpose vehicle. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by the special purpose vehicle and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to grantees under share incentive scheme. This payment of RMB88,280,000 has been settled in December 2023. On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the Company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date. In 2022, the Company approved the increase of the number of ordinary shares available for award grant purpose under its share incentive scheme by 35,099,420. As such, the total number of ordinary shares which may be issued under the share incentive scheme is 101,271,020 shares. In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000. Share-based compensation expenses for the years ended December 31, 2022 and 2023 were allocated as follows: For the year ended December 31, 2023 2022 RMB’000 RMB’000 – Cost of revenue 3,233 – – Research and development expenses 2,975 – – Selling and marketing expenses 1,938 1,002 – General and administrative expenses 6,351 12,359 Total 14,497 13,361 Value of employee’s services (Note 8) 12,117 13,176 Value of non-employee’s services 2,380 185 Total 14,497 13,361

Notes to the consolidated financial statements

27 Share-based payments (Continued)

(a) Share Option Scheme

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.

The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company's shares get listed in the stock exchange ("IPO and Listing") and no later than 10 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

Movements in the number of share options granted to employees are as follows:

	Number of share options For the year ended December 31, 2023	2022
At the beginning of the year	10,137,344	12,725,995
Exercised	–	(621,930)
Forfeited	(1,995,534)	(1,966,721)
At the end of the year	8,141,810	10,137,344

For the outstanding share options, the weighted-average exercise price was RMB21.00 and RMB18.02 per share and the weighted-average remaining contractual life was 5.28 and 4.22 years, respectively, as of December 31, 2022 and 2023, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

Grant Year	Expiry Year	Exercise price	Fair value of options	Number of share options As at December 31, 2023	2022
2017	2027	RMB1.33	RMB0.62	944,490	977,951
2017	2027	RMB2.00	RMB0.52	4,576,500	5,295,021
2018	2028	RMB52.00	RMB26.00	2,068,320	3,044,462
2019	2029	RMB52.00	RMB23.42	552,500	819,910
				8,141,810	10,137,344

188 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 189 Notes to the consolidated financial statements 27 Share-based payments (Continued) (a) Share Option Scheme (Continued) The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate. Based on fair value of the underlying ordinary share, the Company have used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below: 2017 2018 2019 Discount rate 24.0% 17.0% 17.0% Risk-free interest rate 4.0% 4.0% 3.0% Volatility 52.0% 51.0% 46.0% Dividend yield 0.0% 0.0% 0.0% The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date. (b) Restricted Share Units Scheme Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and performance conditions prescribed in the grantee agreement. Movements in the number of restricted share units granted to employees are as follows: Number of restricted share units For the year ended December 31, 2023 2022 At the beginning of the year 36,232,094 16,552,829 Granted 230,000 28,745,900 Vested – (3,538,551) Forfeited (5,935,971) (5,528,084) At the end of the year 30,526,123 36,232,094

Notes to the consolidated financial statements

27 Share-based payments (Continued)

(b) Restricted Share Units Scheme (Continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

Grant Year	Expiry Year	Fair value of restricted share units RMB	Number of restricted share units As at December 31, 2023	2022
09/10/2019	09/10/2029	35.22	158,807	204,503
01/01/2020	01/01/2030	16.18	11,502	11,509
04/01/2020	04/01/2030	16.98	42,505	45,008
07/01/2020	07/01/2030	38.67	1,500	1,502
06/01/2021	06/01/2031	13.69	155,040	248,043
06/01/2021	06/01/2031	14.31	7,500	7,502
06/01/2021	06/01/2031	14.93	112,500	112,500
07/01/2021	07/01/2031	15.16	99,001	147,751
09/01/2021	09/01/2031	5.53	3,335,253	4,198,965
10/01/2021	10/01/2031	5.25	70,001	116,593
10/01/2021	10/01/2031	4.68	3,444,091	3,973,655
01/02/2022	01/02/2032	2.40	103,397	126,862
01/02/2022	01/02/2032	2.41	1,740,001	1,740,001
01/02/2022	01/02/2032	3.29	462,265	567,700
01/02/2022	01/02/2032	2.64	365,760	300,000
04/02/2022	04/02/2032	1.78	130,000	130,000
07/02/2022	07/02/2032	2.72	40,000	40,000
10/02/2022	10/02/2032	0.98	80,000	80,000
12/16/2022	12/16/2032	0.81	19,977,000	24,180,000
01/02/2023	01/02/2033	0.71	190,000	–
			30,526,123	36,232,094

190 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2023 191 Notes to the consolidated financial statements 27 Share-based payments (Continued) (b) Restricted Share Units Scheme (Continued) Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below: 2023 2022 Risk-free interest rate 2.0%~3.0% 2.0%~3.0% Volatility 48.0%~49.0% 43.0%~49.0% Dividend yield 0.0% 0.0% The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date. (c) Share Repurchase In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs as 24.07 million ordinary shares for a total cost of RMB74,992,000.

192 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 28 Trade and other payables As at December 31, 2023 2022 RMB’000 RMB’000 Trade payables (i) Due to related parties 119,434 442,007 Due to third parties 127,125 311,610 246,559 753,617 Redemption liability (ii, iii) 232,951 243,937 Accrued expenses 436,846 516,240 Security deposits 136,813 160,814 Lease liabilities (Note 18(a)) 51,224 91,583 Amounts payable for purchase of shares held for share incentive scheme (Note 27) – 88,280 Income and other tax payables 45,057 51,913 Amounts due to related parties 744,604 644,900 Others 115,517 112,822 2,009,571 2,664,106 Less: non-current portion Lease liabilities (28,283) (44,553) Amounts payable for purchase of shares held for share incentive scheme (Note 27) – (88,280) (28,283) (132,833) 1,981,288 2,531,273 (i) As at December 31, 2022, and 2023, based on recognition date, the aging of the trade payables are mainly within 1 year.

Notes to the consolidated financial statements

28 Trade and other payables (Continued)

(ii) According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. The Group acquired the remaining 20% equity interests of BER Technology for RMB15,000,000 and relevant redemption liability has been settled in 2023.

(iii) The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2023, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

29 Short-term borrowings

	As at December 31,	
	2023	2022
	RMB'000	RMB'000
Unsecured	251,732	289,062

The weighted average interest rate of short-term borrowings was 4.61%, 4.48% per annum as at December 31, 2022, 2023.

30 Customer deposits

	As at December 31,	
	2023	2022
	RMB'000	RMB'000
Current and savings accounts	437,153	243,231
Fixed deposit	1,824,061	1,685,952
	2,261,214	1,929,183

It represented customer deposits held by OneConnect Bank.

ANNUAL REPORT 2023 193

Notes to the consolidated financial statements

31 Other financial liabilities from virtual bank

	As at December 31,	
	2023	2022
	RMB'000	RMB'000
Repurchase agreements	54,373	89,327

As at December 31, 2023, the repurchase agreements of OneConnect Bank amounting to RMB54,373,000 (HKD60,000,000) were secured by debt securities included in "Financial assets measured at fair value through other comprehensive income".

32 Derivative financial assets and liabilities

	As at December 31,			
	2023		2022	
	Nominal amount	Fair value	Nominal amount	Fair value
	RMB'000		RMB'000	
Foreign exchange swaps	5,666	388	648,404	19,279
Currency forwards	358,636	37,620	741,937	37,084
Derivative financial assets	364,302	38,008	1,390,341	56,363
Foreign exchange swaps	–	–	208,938	9,568
Derivative financial liabilities	–	–	208,938	9,568

33 Dividends

No dividends had been paid or declared by the Company during the years ended December 31, 2022 and 2023.

194 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

34 Deferred income tax

(a) Deferred tax assets

The movements of deferred tax assets were as follows:

	Tax losses RMB'000	Accelerated amortization of intangible assets RMB'000	Others RMB'000	Total RMB'000
At January 1, 2022	429,901	206,522	68,395	704,818
Recognized in the profit or loss	112,340	(21,274)	(16,489)	74,577
At December 31, 2022	542,241	185,248	51,906	779,395
Recognized in the profit or loss	40,384	(27,336)	359	13,407
At December 31, 2023	582,625	157,912	52,265	792,802

(b) Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

	Intangible assets acquired through business combination RMB'000	Others RMB'000	Total RMB'000
At January 1, 2022	9,861	21,600	31,461
Recognized in the profit or loss	(4,665)	(8,164)	(12,829)
At December 31, 2022	5,196	13,436	18,632
Recognized in the profit or loss	(3,117)	11,090	7,973
At December 31, 2023	2,079	24,526	26,605

ANNUAL REPORT 2023 195

196 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 34 Deferred income tax (Continued) (c) Offsetting of deferred tax assets and deferred tax liabilities As at 31 December 2023 2022 RMB’000 RMB’000 Deferred tax assets 792,802 779,395 Set-off of deferred tax liabilities (24,526) (13,436) 768,276 765,959 As at 31 December 2023 2022 RMB’000 RMB’000 Deferred tax liabilities 26,605 18,632 Set-off of deferred tax assets (24,526) (13,436) 2,079 5,196

ANNUAL REPORT 2023 197 Notes to the consolidated financial statements 35 Cash flow information (a) Cash used in operations For the year ended December 31, 2023 2022 RMB’000 RMB’000 Loss before income tax (361,714) (990,173) Depreciation and amortization 201,341 281,430 Net impairment losses on financial and contract assets 53,950 33,639 Net impairment losses on intangible assets 5,851 10,208 Losses on disposal of property and equipment and intangible asset 6,058 14,490 Share-based payments expenses (Note 27) 14,497 13,361 Net (gain) on derivatives (Note 9) (30,592) (262,769) Net gain on financial assets at fair value through profit or loss (Note 9) (20,007) (30,687) Share of gain of associate and joint venture (Note 15) (4,607) (24,852) Impairment charges on associate (Note 15) 7,157 10,998 Remeasurement of redemption liability (Note 9) – (37,874) Finance costs 19,535 35,168 Interest from investing activities (26,252) (6,646) Exchange losses (Note 9) 11,171 312,843 Changes in working capital: Trade receivables 185,745 (63,884) Contract assets 29,276 106,135 Prepayments and other receivables 165,244 (335,419) Trade and other payable (817,507) 106,952 Contract liabilities (30,938) 13,365 Customer deposits 332,031 579,012 Other financial liabilities from virtual bank (34,954) 89,327 Financial assets measured at amortized cost from virtual bank (3,098) 13,341 Financial assets measured at fair value through other comprehensive income from virtual bank (294,583) (504,942) Payroll and welfare payables (45,350) (83,809) (637,746) (720,786)

198 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 35 Cash flow information (Continued) (b) Non-cash investing and financing activities For the year ended December 31, 2023 2022 RMB’000 RMB’000 Acquisition of right-of-use properties by leasing (Note 13) 21,612 76,534 (c) Reconciliation of cash and liquid investments and gross debt This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2022 and 2023 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2022 and 2023. As at December 31, 2023 2022 RMB’000 RMB’000 Restricted cash and time deposits over three months 447,564 343,814 Cash and cash equivalents 1,379,473 1,907,776 Financial assets at fair value through profit or loss 925,204 690,627 Lease liabilities (Note 18) (51,224) (91,583) – due within one year (22,941) (47,030) – due after one year (28,283) (44,553) Borrowings – repayable within one year (251,732) (289,062) 2,449,285 2,561,572 Cash and liquid investments 2,752,241 2,942,217 Gross debt – fixed interest rates (302,956) (380,645) 2,449,285 2,561,572

Notes to the consolidated financial statements

35 Cash flow information (Continued)

(c) Reconciliation of cash and liquid investments and gross debt (Continued)

	Restricted cash (ii) RMB'000	Cash and cash equivalents RMB'000	Financial assets at fair value through profit or loss RMB'000	Liabilities from financing activities: Lease liabilities RMB'000	Liabilities from financing activities: Borrowings RMB'000	Total RMB'000
Cash flows	77,533	(543,432)	214,570	60,922	49,403	(141,004)
Acquisition of right-of-use assets	–	–	–	(21,612)	–	(21,612)
Other Changes (i)	26,217	15,129	20,007	1,049	(12,073)	50,329
As at December 31, 2023	447,564	1,379,473	925,204	(51,224)	(251,732)	2,449,285
As at January 1, 2022	1,060,427	1,399,370	2,071,653	(154,890)	(815,260)	3,561,300
Cash flows	(788,828)	433,119	(1,411,713)	76,734	543,501	(1,147,187)
Acquisition of right-of-use assets	–	–	–	(76,534)	–	(76,534)
Other Changes (i)	72,215	75,287	30,687	63,107	(17,303)	223,993
As at December 31, 2022	343,814	1,907,776	690,627	(91,583)	(289,062)	2,561,572

(i) Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.

(ii) Cash flows include restricted cash and time deposits over three months movements recognized in cash flows from operating activities and investing activities.

ANNUAL REPORT 2023 199

200 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 36 Related party transactions The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2022 and 2023. (a) Names and relationships with related parties The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2022 and 2023. Name of related parties Relationship with the Group Sen Rong Limited (i) A shareholder that has significant influence over the Group Rong Chang Limited (i) A shareholder that has significant influence over the Group Bo Yu A shareholder that has significant influence over the Group Ping An Group Ultimate parent company of Bo Yu Subsidiaries of Ping An Group Controlled by Ping An Group Open Portal Guangxi Significant influenced by the Group (i) Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group had significant influence over the Group. (b) Key management personnel compensations Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below: For the year ended December 31, 2023 2022 RMB’000 RMB’000 Wages and salaries 20,806 21,123 Welfare and other benefits 654 614 Share-based payments 4,909 8,401 26,369 30,138

ANNUAL REPORT 2023 201 Notes to the consolidated financial statements 36 Related party transactions (Continued) (c) Significant transactions with related parties For the year ended December 31, 2023 2022 RMB’000 RMB’000 Revenue Ping An Group and its subsidiaries 2,091,039 2,526,682 Purchase of services Ping An Group and its subsidiaries 1,423,367 1,706,436 Net loss on disposal of property and equipment Ping An Group and its subsidiaries (1,359) (599) Net gain from wealth management products consolidated by related parties Ping An Group and its subsidiaries 12,996 18,890 Net gain on derivatives Ping An Group and its subsidiaries 30,592 262,769 Investment income from loan to related party Open Portal Guangxi – 283 Interest income on bank deposits Ping An Group and its subsidiaries 17,637 9,234 Leasing payment Ping An Group and its subsidiaries 12,131 20,957 Interest expenses Ping An Group and its subsidiaries – 2,672 Net gain on financial assets measured at fair value through other comprehensive income Ping An Group and its subsidiaries – 315

202 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 36 Related party transactions (Continued) (d) Year end balances with related parties As at December 31, 2023 2022 RMB’000 RMB’000 Trade receivables Ping An Group and its subsidiaries (i) 299,098 372,456 Contract assets Ping An Group and its subsidiaries 7,538 9,876 Prepayment and other receivables Ping An Group and its subsidiaries 599,671 771,137 Financial assets at fair value through profit or loss (Note 22) Ping An Group and its subsidiaries 417,956 405,960 Cash and restricted cash and time deposits over three months Ping An Group and its subsidiaries 784,840 787,916 Trade and other payables Ping An Group and its subsidiaries (i) 864,038 1,086,907 Contract liabilities Ping An Group and its subsidiaries 25,550 27,517 Derivative financial assets Ping An Group and its subsidiaries 38,008 56,363 Derivative financial liabilities Ping An Group and its subsidiaries – 9,568 (i) The balances with related parties were unsecured, interest-free and repayable on demand.

ANNUAL REPORT 2023 203 Notes to the consolidated financial statements 37 The Group’s maximum exposure to unconsolidated structured entities The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities. The Group invests in wealth management products managed by related parties for treasury management purposes. The Group also managed some assets management fund products as fund manager to generate fees from managing assets on behalf of other investors, mainly Ping An Group and its subsidiaries. The assets management fund products are financed by capital contribution from investors. The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL. The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below: Unconsolidated structured entities 31 December 2023 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Wealth management products managed by related parties Note a 532,147 532,147 Investment income Unconsolidated structured entities 31 December 2022 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Asset management products managed by the Group 594,058 – – Service fee Wealth management products managed by related parties Note a 690,627 690,627 Investment income Note a: The wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.

Notes to the consolidated financial statements

38 Contingencies

The Group did not have any material contingent liabilities as at December 31, 2022 and 2023.

39 Benefits and Interests of Directors

The remuneration of each director of the Company paid/payable by the Group for the years ended December 31, 2022 and 2023 are set out as follows:

Year ended December 31, 2023:

Name	Director's fee RMB'000	Basic salaries, housing allowances, other allowances and benefits in kind RMB'000	Pension RMB'000	Performance related bonuses RMB'000	Share-based payments RMB'000	Total RMB'000
Executive Directors:						
Rong Chen (b)	–	1,246	–	–	308	1,554
Chongfeng Shen (c)	–	3,135	56	2,415	1,300	6,906
Non-Executive Directors:	–	–	–	–	–	–
Yaolin Zhang (d)	622	–	–	–	–	622
Tianruo Pu (e)	426	–	–	–	–	426
Wing Kin Anthony Chow (f)	531	–	–	–	–	531
Sin Yin Tan (g)	–	–	–	–	–	–
Wenwei Dou (h)	–	–	–	–	–	–
Min Zhu (i)	–	–	–	–	–	–
Wenjun Wang (j)	–	–	–	–	–	–
Ernest Ip (k)	1,030	–	–	–	–	1,030
Xin Fu (l)	–	–	–	–	–	–
Xiaotao Guo (m)	–	–	–	–	–	–
	2,609	4,381	56	2,415	1,608	11,069

204 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

39 Benefits and Interests of Directors (Continued)

Year ended December 31, 2022:

Name	Director's fee RMB'000	Basic salaries, housing allowances, other allowances and benefits in kind RMB'000	Pension RMB'000	Performance related bonuses RMB'000	Share-based payments RMB'000	Total RMB'000
Executive Directors:						
Wangchun Ye (a)	–	1,602	–	1,260	2,019	4,881
Rong Chen (b)	–	2,084	–	1,224	357	3,665
Chongfeng Shen (c)	–	3,129	45	1,510	2,794	7,478
Non-Executive Directors:	–	–	–	–	–	–
Yaolin Zhang (d)	612	–	–	–	–	612
Tianruo Pu (e)	507	–	–	–	–	507
Wing Kin Anthony Chow (f)	522	–	–	–	–	522
Sin Yin Tan (g)	–	–	–	–	–	–
Wenwei Dou (h)	–	–	–	–	–	–
Min Zhu (i)	–	–	–	–	–	–
Wenjun Wang (j)	–	–	–	–	–	–
Ernest Ip (k)	1,014	–	–	–	–	1,014
Xin Fu (l)	–	–	–	–	–	–
	2,655	6,815	45	3,994	5,170	18,679

(a) Wangchun Ye was appointed as executive director of the Company on October 30, 2017 and resigned on October 11, 2022.

(b) Rong Chen was appointed as executive director of the Company on October 30, 2017 and resigned on November 2, 2023.

(c) Chongfeng Shen was appointed as executive director of the Company on October 22, 2021.

(d) Yaolin Zhang was appointed as non-executive director of the Company on February 25, 2019.

(e) Tianruo Pu was appointed as non-executive director of the Company on September 27, 2019.

(f) Wing Kin Anthony Chow was appointed as non-executive director of the Company on October 1, 2020.

(g) Sin Yin Tan was appointed as non-executive director of the Company on October 30, 2017 and resigned on November 2, 2023.

ANNUAL REPORT 2023 205

206 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 39 Benefits and Interests of Directors (Continued) (h) Wenwei Dou was appointed as non-executive director of the Company on October 30, 2017. (i) Min Zhu was appointed as non-executive director of the Company on January 31, 2018 and resigned on November 2, 2023. (j) Wenjun Wang was appointed as non-executive directors of the Company on November 18, 2021. (k) Ernest Ip was appointed as non-executive directors of the Company on November 18, 2021. (l) Xin Fu was appointed as non-executive director of the Company on November 10, 2022. (m) Xiaotao Guo was appointed as non-executive director of the Company on November 2, 2023. There was no arrangement under which a director waived or agreed to waive any remuneration for the years ended December 31, 2022 and 2023. No retirement or termination benefits have been paid to the Company’s directors for the years ended December 31, 2022 and 2023. There were no loans, quasi-loans or other dealings entered into by the Company in favor of directors, controlled body corporates by and connected entities with such directors for the years ended December 31, 2022 and 2023, respectively. There were no significant transactions, arrangements and contracts in relation to the Company’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted during the years ended December 31, 2022 and 2023. No consideration was provided to third parties for making available directors’ services during the years ended December 31, 2022 and 2023. No director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office during the years ended December 31, 2022 and 2023.

ANNUAL REPORT 2023 207 Notes to the consolidated financial statements 40 Restricted net assets Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at December 31, 2023, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB6,338,242,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company. 41 Parent company only condensed financial information Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2023 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as at December 31, 2023. The subsidiaries did not pay any dividend to the Company for the years presented.

208 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 41 Parent company only condensed financial information (Continued) (a) Condensed Statements of Comprehensive Income Year ended December 31, 2023 2022 RMB’000 RMB’000 Selling and marketing expenses (90) (387) General and administrative expenses (32,965) (104,653) Net impairment losses on amount due from subsidiaries (281,288) (465,457) Other income, gains or loss-net (457) 2,555 Operating loss (314,800) (567,942) Finance income/(costs) – net 196 (573) Share of losses of subsidiaries and VIEs (48,111) (303,759) Loss before income tax (362,715) (872,274) Income tax expenses – – Loss for the year (362,715) (872,274) Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences 3,880 69,454 – Changes in the fair value of debt instruments measured at fair value through other comprehensive income 500 5,324 Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences 22,336 356,691 Total comprehensive loss (335,999) (440,805)

ANNUAL REPORT 2023 209 Notes to the consolidated financial statements 41 Parent company only condensed financial information (Continued) (b) Condensed Balance Sheets As at December 31, 2023 2022 Note RMB’000 RMB’000 ASSETS Non-current assets Interest in subsidiaries 41(d) 2,181,554 1,764,074 Total non-current assets 2,181,554 1,764,074 Current assets Amount due from subsidiaries 41(d) 803,173 1,641,677 Prepayments and other receivables 435 448 Cash and cash equivalents 3,267 7,327 Total current assets 806,875 1,649,452 Total assets 2,988,429 3,413,526 EQUITY AND LIABILITIES Equity Share capital 25 78 78 Shares held for share incentive scheme 27 (149,544) (149,544) Reserves 26 10,989,851 10,953,072 Accumulated loss (7,873,614) (7,510,899) Total equity 2,966,771 3,292,707 Liabilities Non-current liabilities Trade and other payables – 88,280 Total non-current liabilities – 88,280 Current liabilities Trade and other payables 21,658 32,539 Total current liabilities 21,658 32,539 Total liabilities 21,658 120,819 Total equity and liabilities 2,988,429 3,413,526

210 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 41 Parent company only condensed financial information (Continued) (c) Condensed Statements of Cash Flows Year ended December 31, 2023 2022 RMB’000 RMB’000 Cash used in operating activities Cash used in operations (44,284) (139,011) Net cash used in operating activities (44,284) (139,011) Cash flows from investing activities Payment for interest in subsidiaries, net of cash acquired (1,117,823) (3,005,546) Proceeds from loan to subsidiaries 1,157,947 3,218,655 Net cash generated from investing activities 40,124 213,109 Cash flows from financing activities Proceeds from exercise of shares under share incentive scheme – 1,161 Payments for shares repurchase – (74,992) Net cash used in financing activities – (73,831) Net (decrease)/increase in cash and cash equivalents (4,160) 267 Cash and cash equivalents at the beginning of the year 7,327 6,454 Effects of exchange rate changes on cash and cash equivalents 100 606 Cash and cash equivalents at the end of year 3,267 7,327

Notes to the consolidated financial statements

41 Parent company only condensed financial information (Continued)

(d) Interest in subsidiaries and amount due from subsidiaries

	As at December 31,	
	2023	2022
	RMB'000	RMB'000
Interest in subsidiaries		
Equity investment in subsidiaries	2,181,554	1,764,074

	As at December 31,	
	2023	2022
	RMB'000	RMB'000
Amount due from subsidiaries		
Loan receivables	803,173	1,641,677

42 Subsequent events

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire OneConnect Bank through transferring the entire issued share capital of the Jin Yi Tong Limited (the "Disposal Company", a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the "Disposal Group") will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of the Group. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. The relevant disposal gain is approximately RMB262 million.

ANNUAL REPORT 2023 211

Financial Summary

Results

	2023 RMB'000	2022 RMB'000	2021 RMB'000	2020 RMB'000	2019 RMB'000
REVENUE	3,667,508	4,464,002	4,132,357	3,312,290	2,327,846
Cost of revenue	(2,318,103)	(2,828,986)	(2,695,706)	(2,068,834)	(1,560,988)
Gross profit	1,349,405	1,635,016	1,436,651	1,243,456	766,858
Research and development expenses	(955,201)	(1,417,691)	(1,353,018)	(1,173,290)	(956,095)
Selling and marketing expenses	(275,351)	(411,356)	(588,380)	(629,488)	(635,673)
General and administrative expenses	(504,970)	(824,711)	(841,685)	(834,917)	(756,681)
Net impairment losses on financial and contract assets	(53,950)	(33,639)	(72,229)	(134,519)	(45,167)
Other income, gains or loss – net	71,855	70,818	13,921	58,432	(74,254)
Finance income/(costs) – net	9,048	(22,464)	(47,814)	(73,126)	(46,570)
Share of gain/(losses) of associate and joint venture – net	4,607	24,852	9,946	(7,802)	(14,854)
Impairment charges on associates	(7,157)	(10,998)	–	–	–
LOSS BEFORE INCOME TAX	(361,714)	(990,173)	(1,442,608)	(1,551,254)	(1,762,436)
Income tax (expense)/benefit	(9,762)	62,147	112,095	137,131	74,924
LOSS FOR THE YEAR	(371,476)	(928,026)	(1,330,513)	(1,414,123)	(1,687,512)

Assets and Liabilities

	2023 RMB'000	2022 RMB'000	2021 RMB'000	2020 RMB'000	2019 RMB'000
Total assets	8,068,358	8,882,382	9,340,607	10,885,258	9,927,321
Total liabilities	5,120,566	5,604,327	5,505,525	5,599,975	5,406,780
Total equity	2,947,792	3,278,055	3,835,082	5,285,283	4,520,541

212 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.